

THE VALUE OF
COPPER

2023 ANNUAL REPORT

FREEPORT
FOREMOST IN COPPER



Freeport-McMoRan Inc. (FCX or Freeport) is a leading international metals company with the objective of being foremost in copper. Headquartered in Phoenix, Arizona, FCX operates large, long-lived, geographically diverse assets with significant proven and probable mineral reserves of copper, gold and molybdenum. FCX's portfolio of assets includes the Grasberg minerals district in Indonesia, one of the world's largest copper and gold deposits; and significant operations in North America and South America, including the large-scale Morenci minerals district in Arizona and the Cerro Verde operation in Peru.

FCX has a strong commitment to safety performance, environmental management and the communities where it operates. As a founding member of the International Council on Mining and Metals (ICMM), FCX is committed to implementing ICMM's Mining Principles, which serve as a best practice framework on sustainable development for the global mining and metals industry. FCX has also achieved the Copper Mark, a comprehensive assurance framework designed to demonstrate the copper industry's responsible production practices, at all 12 of its copper-producing sites globally.

By supplying responsibly produced copper, FCX is proud to be a positive contributor to the world well beyond its operational boundaries. Additional information about FCX is available at fcx.com.

2023 Financial Highlights

REVENUES
$22.9
BILLION

NET INCOME PER SHARE
$1.28
OF COMMON STOCK

COMMON STOCK DIVIDENDS
$0.60
PER SHARE

OPERATING CASH FLOWS
$5.3
BILLION

CAPITAL EXPENDITURES
$3.1
BILLION
Excluding Indonesia smelter projects

NET DEBT
$0.8
BILLION
Excluding Indonesia smelter projects



Freeport was named to Fortune's 100 Fastest-Growing Companies 2023 list, which ranks companies based on growth in revenue, profits and stock returns; this year's edition tracks those metrics over the three years through June 2023.



Our global team achieved success during 2023 on several important initiatives to enhance value, advance growth options and position our portfolio for the future as we focus on unlocking the "Value of Copper" for the benefit of all stakeholders in a safe, responsible and sustainable manner.

Table of Contents

FCX
LISTED
NYSE

ICMM Member

THE COPPER MARK
RESPONSIBLY PRODUCED COPPER

Geographically Diverse, Long-lived Portfolio



HENDERSON, COLORADO

CLIMAX, COLORADO

CHINO, NEW MEXICO

TYRONE, NEW MEXICO

CERRO VERDE, PERU

EL ABRA, CHILE

MORENCI, ARIZONA

BAGDAD, ARIZONA

SAFFORD/LONE STAR, ARIZONA

SIERRITA, ARIZONA

MIAMI, ARIZONA

	NORTH AMERICA		SOUTH AMERICA		INDONESIA		CONSOLIDATED TOTALS	
Reserves at 12/31/23	Cu	44.7 billion lbs	Cu	30.5 billion lbs	Cu	29.0 billion lbs	Cu	104.1 billion lbs
	Au	0.6 million ozs			Au	23.9 million ozs	Au	24.5 million ozs
	Mo	2.7 billion lbs	Mo	0.7 billion lbs			Mo	3.3 billion lbs
2023 Sales	Cu	1.4 billion lbs	Cu	1.2 billion lbs	Cu	1.5 billion lbs	Cu	4.1 billion lbs
					Au	1.7 million ozs	Au	1.7 million ozs
	Mo	81 million lbs*					Mo	81 million lbs

* Includes sales of molybdenum produced at FCX's North America and South America copper mines. Note: lbs=pounds; ozs=ounces.



Freeport's portfolio includes several mines that were among the largest copper producers in the world during 2023.*

(thousand metric tons)

Grasberg

Cerro Verde

Morenci

* Source: Wood Mackenzie

GRASBERG MINERALS DISTRICT, INDONESIA

 COPPER (CU)　　 GOLD (AU)　　 MOLYBDENUM (MO)



THE VALUE OF COPPER

Copper has been integral in driving economic progress over time as it enables a higher standard of living while contributing to infrastructure, the food chain, manufacturing, technology and medical applications.

We believe long-term copper market fundamentals will lead to higher copper prices in the future, supported by anticipated strong growth in demand associated with secular trends, the growing intensity of use of copper in electrification and the realities of the cost and timeframes required for new supply development.

Infrastructure

Copper is the backbone of construction and urbanization. It is a critical metal for wire, plumbing and hardware and possesses the best electrical and thermal heat conductivity of any industrial metal.

Technology

Copper demand is expected to benefit from technology advances in communications, artificial intelligence applications, expanding connectivity through global infrastructure and public health initiatives.

Decarbonization

Copper is vital to energy efficiency. Global decarbonization is expected to drive intensity of copper use. For example, copper is essential to electric vehicle technology and its supporting infrastructure. The evolving market will have a substantial impact on copper demand.

Difficult to Replicate

Copper is an extremely versatile metal. Copper's physical attributes include superior electrical conductivity, corrosion resistance, structural capability, efficient heat transfer and aesthetics.

Copper is Antimicrobial

Copper has an inherent ability to kill a wide range of harmful microbes relatively rapidly — often within two hours or less — and with a high degree of efficiency.

Dear Fellow Shareholders

We are pleased to present our 2023 Annual Report, "The Value of Copper." As a leading responsible supplier of copper, Freeport is committed to providing our global customers with important metals necessary for the global economy. Our conviction in the favorable long-term fundamentals for copper underpins our strategy that is centered on being "Foremost in Copper."

Our global team achieved success during 2023 on several important initiatives to enhance value, advance growth options and position our portfolio for the future. We achieved multiple operating records at the Grasberg minerals district in Indonesia and Cerro Verde in Peru, and we are building significant momentum in the Americas with our innovative and low-cost, high-value leach initiatives.

After growing our volumes in recent years, we sustained copper production in 2023 during a challenging environment for industry supply and reported another year of growth in gold production. We continue to actively manage costs and productivity initiatives to address inflation. In Indonesia, we successfully commissioned a new milling circuit to process additional volumes and made great strides toward completing our new world-class smelter, which reached the 90 percent completion milestone at year-end.

CEO Transition

In February 2024, Freeport announced that Kathleen Quirk, President and a member of the Board of Directors (Board), will succeed Richard Adkerson as Freeport's Chief Executive Officer (CEO) effective at the upcoming annual meeting. As a senior member of the company's executive team for more than 20 years and Chief Financial Officer from 2003 to 2022, Kathleen has been instrumental in Freeport's strategic planning and execution of company goals. This transition is the result of a multi-year succession planning process led by the Board and the appointment recognizes Kathleen's distinguished tenure and contributions at Freeport and her proven leadership and track record of accomplishments.



Kathleen Quirk commented, "I am excited to lead this great company. We have an exceptionally talented global team committed to our mission of providing copper and other metals essential to our lives and the global economy in a responsible and efficient manner. I look forward to continuing to enhance value for our stakeholders through strong execution of our plans, the pursuit of innovation and new technologies to improve efficiency and grow our business through the development of our large resource base to serve an expanding market for our products."

Our future growth options are supported by our sizeable copper reserves and an even larger resource position. Within our portfolio, we look for opportunities to maximize value through innovation, operating efficiencies and investments in projects where we have large resource positions. We have a proven track record and plan to continue to leverage our existing infrastructure, people and capabilities to increase values from our resource base. In the United States (U.S.), we achieved our initial target from our innovative leach recovery project and advanced development options for a potential expansion of our Bagdad mine in northwest Arizona. We are developing additional resources in the Grasberg minerals district in Indonesia and advancing studies for a potential major expansion project in Chile.

We believe long-term copper market fundamentals will lead to higher copper prices in the future, supported by anticipated strong growth in demand associated with secular trends, the growing intensity of use of copper in electrification and the realities of the cost and timeframes required for new supply development.

During 2023, we returned cash to shareholders in line with our established financial policy. Since we implemented our performance-based payout framework in 2021, shareholder returns have totaled $3.8 billion. Our financial policy continues to be centered on maintaining a strong financial position, providing cash returns to shareholders and investing in value-enhancing growth projects.

As a leader in the industry, we were one of the first companies to achieve the Copper Mark and Molybdenum Mark at all of our operating sites, demonstrating our commitment to responsible operating practices. During 2023, we initiated several new programs to enhance our safety performance. Despite our robust safety programs, we continue to mourn the loss of one of our contractors in Indonesia who was fatally injured in an industrial accident. Our commitment to providing a safe work environment remains our top priority.

In June 2024, at our annual meeting of shareholders, we will complete the previously announced leadership transition. Kathleen Quirk will become CEO and assume full responsibility for executive management of the company

reporting to our Board. I will remain Chairman of the Board, supporting the leadership transition and continuing to support the company on global matters of strategic importance.

Serving as CEO of Freeport for over 20 years has been an honor. Our people are best in class, and together, we have made valuable, lasting positive impacts on our industry, our communities and society at large. I value my strong relationships with our stakeholders — including our employees, investors, industry executives, community partners and government officials — all of whom are critical to the success of our company and our industry.

Kathleen's strong business and strategic acumen and increasing levels of responsibility over many years have demonstrated she has the skills to lead our company and continue Freeport's tradition of excellence.

The future for Freeport is bright. We have a winning combination of great assets and talented people and serve markets with growing needs for our products. With long-lived reserves, organic growth opportunities, a solid balance sheet and a proven track record for successful project development, Freeport is well-positioned to build long-term value for the benefit of all stakeholders.

On behalf of our Board and management team, I would like to thank you for your investment in our company.

Best personal regards,

RICHARD C. ADKERSON
Chairman of the Board and
Chief Executive Officer

March 26, 2024



FREEPORT
FOREMOST IN COPPER



FCX's 2023 results reflect strong operating performance, including achievement of a number of important initiatives to advance growth options, to position it for the future and aimed at enhancing value.

CONSOLIDATED COPPER PRODUCTION
billions of pounds



3.8	4.2	4.2
21	22	23

CONSOLIDATED GOLD PRODUCTION
millions of ounces



1.4	1.8	2.0
21	22	23

Sustained Large-scale Production

After growing our volumes in recent years, we were able to sustain production of copper in 2023 despite a challenging environment for copper supply, and we reported another year of growth in gold production. We are continuing to actively manage costs and productivity initiatives to address cost inflation.

Consolidated Results

FCX's consolidated sales volumes of 4.1 billion pounds of copper and 1.7 million ounces of gold in 2023 were lower than 4.2 billion pounds of copper and 1.8 million ounces of gold in 2022, primarily reflecting impacts of lower ore grades at its North America copper mines and the deferral of sales recognition related to its subsidiary's, PT Freeport Indonesia (PT-FI), new concentrate tolling arrangement, partly offset by an increase in mining and milling rates and ore grades at the Grasberg minerals district and its South America mines.

Consolidated molybdenum sales totaled 81 million pounds in 2023 and 75 million pounds in 2022.

FCX's 2023 results reflect strong operating performance, including achievement of a number of important initiatives to advance growth options, to position it for the future and aimed at enhancing value. FCX believes the actions taken in recent years to build a solid balance sheet and maintain flexible organic growth options while maintaining liquidity will allow it to continue to execute its business plans in a prudent manner and preserve substantial future asset values. FCX also believes long-term fundamentals for copper are favorable and that future demand will be supported by copper's role in the global transition to renewable power, electric vehicles and other carbon-reduction initiatives, continued urbanization in developing countries and growing connectivity globally.



Underground in Indonesia

AMERICAS LEACH INNOVATION INITIATIVES

SIGNIFICANT POTENTIAL
38 billion pounds contained*



16%
South America

50%
Morenci

34%
Other
North America

LEACH CONTRIBUTIONS IN 2023 BY REGION
~200 million pounds annual run rate achieved in 2023



13%
South America

60%
Morenci

27%
Other
North America

* Copper from historical placements beyond assumed recovery estimates and is not included in mineral reserves or mineral resources.

See Cautionary Statement.

Autonomous Haulage

At Bagdad, we are converting our existing manned haul truck fleet to fully autonomous. The operation, which is located in northwest Arizona, has a reserve life that exceeds 80 years. In 2023, we completed technical studies for a potential expansion to more than double the concentrator capacity of the Bagdad operation. An investment decision is pending copper market conditions, labor availability and other factors.

North America Operations

In North America, FCX operates seven open-pit copper mines — Morenci, Bagdad, Safford (including Lone Star), Sierrita and Miami in Arizona, and Chino and Tyrone in New Mexico; and two molybdenum mines — Henderson and Climax in Colorado. Molybdenum concentrate, gold and silver are also produced by certain of FCX's North America copper mines.

FCX has substantial mineral reserves and future opportunities in the U.S., primarily associated with existing operations. FCX has a potential expansion project to more than double the concentrator capacity and current production of the Bagdad operation, whose reserve life currently exceeds 80 years and supports an expanded operation. Technical and economic studies were completed in late 2023. Expanded operations also are expected to provide improved efficiency and reduce unit net cash costs through economies of scale. The decision to proceed and timing of the potential expansion will take into account overall copper market conditions, availability of labor and other factors, including progress on conversion of the existing haul truck fleet to autonomous and expanding housing alternatives to support long-range plans.

FCX continues to advance plans at Lone Star to increase volumes to achieve 300 million pounds of copper per year from oxide ores, which reflects expansion of the initial design capacity of 200 million pounds of copper per year. Positive drilling conducted in recent years indicates opportunities to expand production to include sulfide ores in the future. FCX is completing metallurgical testing and mine development planning and expects to commence pre-feasibility studies during 2024 for a potential significant expansion.

North America's consolidated copper sales totaled 1.36 billion pounds in 2023 and 1.47 billion pounds in 2022.





Morenci mine in Arizona, U.S.

In the U.S., we achieved our targeted leach innovation initiatives run rate of approximately 200 million pounds per year by the end of 2023. These exciting initiatives involve deploying new operating practices to our traditional leach operations to get more out of our massive stockpiles containing material that has been placed in prior years.



At El Abra in Chile, our team is commencing work in preparation for an environmental impact statement to provide optionality for future development.

South America Operations

1.2
BILLION LBS
2023 consolidated copper sales

30.5
BILLION LBS
Estimated recoverable proven and probable copper mineral reserves as of December 21, 2023

29%
FCX COPPER RESERVES IN SOUTH AMERICA

FCX operates two copper mines in South America — Cerro Verde in Peru and El Abra in Chile. In addition to copper, the Cerro Verde mine produces molybdenum concentrate and silver.

FCX has identified a large sulfide resource at El Abra that would support a potential major mill project similar to the large-scale concentrator at Cerro Verde. Technical and economic studies continue to be evaluated to determine the optimal scope and timing for the sulfide project. Capital cost requirements are being updated to reflect current market conditions. FCX is evaluating water infrastructure alternatives to provide options to extend existing operations and support a future expansion, while continuing to monitor Chile's regulatory and fiscal matters, as well as trends in capital costs for similar projects. In parallel, as part of the permitting process for the potential expansion, FCX is planning for a potential submission of an environmental impact statement during 2025, subject to ongoing stakeholder engagement and economic evaluations.

Consolidated copper sales from FCX's South America mines were 1.2 billion pounds in 2023 and 2022.

Renewable Energy Transition

During 2023, Cerro Verde entered into a new power purchase agreement that is expected to transition its electric power to fully renewable energy sources in 2026. This initiative is expected to eliminate Cerro Verde's Scope 2 greenhouse gas (GHG) emissions and positively contribute to Freeport's 2030 Americas Copper GHG emission intensity reduction target.



UNDERGROUND ORE TO MILL
thousands of metric tons per day



87 — 20
145 — 21
187 — 22
201 — 23

COPPER PRODUCTION
billions of pounds



0.8 — 20
1.3 — 21
1.6 — 22
1.7 — 23

GOLD PRODUCTION
millions of ounces



0.8 — 20
1.4 — 21
1.8 — 22
2.0 — 23

Transitioning to LNG

PT-FI is advancing plans to transition its existing energy source from coal to lower-carbon liquefied natural gas (LNG) at the Grasberg minerals district over the coming years. The new 265 megawatt gas-fired combined cycle power plant is expected to meaningfully reduce Grasberg's Scope 1 GHG intensity.

Indonesia Operations

Through its subsidiary, PT-FI, FCX operates one of the world's largest copper and gold mines at the Grasberg minerals district in Central Papua, Indonesia. PT-FI produces copper concentrate that contains significant quantities of gold and silver. FCX has a 48.76% ownership interest in PT-FI and manages its operations. PT-FI's results are consolidated in FCX's financial statements.

PT-FI currently has three underground operating mines in the Grasberg minerals district: Grasberg Block Cave, Deep Mill Level Zone and Big Gossan. Long-term mine development activities are ongoing for PT-FI's Kucing Liar deposit in the Grasberg minerals district, which is expected to produce over 7 billion pounds of copper and 6 million ounces of gold between 2029 and the end of 2041, providing PT-FI with sustained long-term, large-scale and low-cost production. An extension of PT-FI's operating rights beyond 2041 would extend the life of the project as well as the lives of PT-FI's currently operating mines.

PT-FI's underground mines continue to perform well, with copper and gold production increasing in each of the past three years. During 2023, PT-FI achieved multiple annual operating records, including total underground ore mined (and milled) and volume of concentrate produced. Lower consolidated sales of 1.5 billion pounds of copper and 1.7 million ounces of gold in 2023, compared with 1.6 billion pounds of copper and 1.8 million ounces of gold in 2022, resulted from the deferral of sales recognition related to a new concentrate tolling agreement. Lower gold sales volumes in 2023, compared to 2022, also reflect the timing of shipments of anode slimes associated with a change in administrative requirements for exported products. Unit net cash costs per pound of copper (net of gold, silver and other by-product credits) remain among the lowest in the world and totaled $0.10 in 2023 and $0.09 in 2022.



Reclamation activities form mangrove forests in Indonesia



During 2023, we successfully commissioned a new milling circuit to process additional volumes from our underground mines in Indonesia.



FCX has significant mineral reserves, mineral resources and future development opportunities within its portfolio of mining assets.

Mining Reserves and Mineralized Material

Long-lived Asset Base

104.1
BILLION LBS

Estimated recoverable proven and probable copper mineral reserves [1]

$3.00
PER LB

Copper price used to determine recoverable reserves

~25
YEARS

Implied reserve life for copper, excluding mineral resources

211
BILLION LBS

Estimated incremental copper resources on a contained basis as of December 31, 2023 [2]

(1) Estimate of recoverable proven and probable consolidated mineral reserves using long-term average prices of $3.00/lb for copper; FCX's net equity interest in copper mineral reserves totaled 75.1 billion lbs as of December 31, 2023.

(2) Includes measured, indicated and inferred mineral resources. Estimates of consolidated mineral resources (contained metal) were assessed using a long-term average copper price of $3.50/lb. Mineral resources are not included in mineral reserves and will not qualify as mineral reserves until comprehensive engineering studies establish legal and economic feasibility. Accordingly, no assurance can be given that the estimated mineral resources will become proven and probable mineral reserves.

See Cautionary Statement.

FCX has significant mineral reserves, mineral resources and future development opportunities within its portfolio of mining assets. FCX's estimated consolidated recoverable proven and probable mineral reserves from its mines at December 31, 2023, included 104.1 billion pounds of copper, 24.5 million ounces of gold, 3.34 billion pounds of molybdenum and 329 million ounces of silver, which were determined using metal price assumptions of $3.00 per pound for copper, $1,500 per ounce for gold, $12 per pound for molybdenum and $20 per ounce for silver.

In addition to the estimated consolidated recoverable proven and probable mineral reserves, FCX's estimated mineral resources (including measured, indicated and inferred resources) at December 31, 2023, which were assessed using $3.50 per pound for copper, totaled 211 billion pounds of incremental contained copper. FCX continues to pursue opportunities to convert this material into mineral reserves, future production volumes and cash flow.

Estimated Recoverable Proven and Probable Mineral Reserves [1]

CONSOLIDATED COPPER RESERVES BY REGION
104.1 billion lbs



43%
North America

29%
South America

28%
Indonesia

Financial Performance

FCX remains focused on managing costs efficiently and continues to advance several important value-enhancing initiatives. FCX closely monitors market conditions and will adjust its operating plans to protect liquidity and preserve asset values, if necessary. FCX expects to maintain a strong balance sheet and liquidity position as it focuses on building long-term value in its business, executing its operating plans safely, responsibly and efficiently, and prudently managing costs and capital expenditures.

Operating Cash Flows and Liquidity

FCX generated consolidated operating cash flows of $5.3 billion in 2023. At December 31, 2023, FCX had total consolidated debt of $9.4 billion, consolidated cash and cash equivalents of $4.8 billion (excluding $1.1 billion of cash associated with PT-FI export proceeds required to be temporarily deposited in Indonesia banks for a period of 90 days), and no borrowings and $3.0 billion available under its revolving credit facility. In addition, PT-FI and Cerro Verde had $1.75 billion and $350 million, respectively, of availability under their revolving credit facilities.

Based on current sales volume and costs estimates, and assuming average prices of $3.75 per pound of copper, $2,000 per ounce of gold and $19.00 per pound of molybdenum, consolidated operating cash flows are estimated to approximate $5.8 billion for the year 2024. The impact of copper price changes during 2024 on operating cash flows would approximate $400 million for each $0.10 per pound change in the average price of copper.

Investing Activities

FCX's capital expenditures, including capitalized interest, totaled $4.8 billion in 2023, including $1.8 billion for major projects primarily associated with the underground development activities in the Grasberg minerals district and $1.7 billion for the Indonesia smelter projects.

Capital expenditures are expected to approximate $4.6 billion in 2024 (including $2.3 billion for major mining projects and $1.0 billion for Indonesia smelter projects). Projected capital expenditures for the Indonesia smelter projects in 2024 exclude capitalized interest and $0.3 billion of estimated commissioning and owner's costs. Projected capital expenditures for major mining projects include $1.1 billion for planned projects, primarily associated with underground mine development in the Grasberg minerals district and potential expansion projects in North America, and $1.2 billion for discretionary growth projects.

Capital expenditures for the Indonesia smelter projects are being funded with the remaining proceeds from PT-FI's senior notes and availability under its revolving credit facility.

Financing Transactions

FCX's net debt repayments totaled $1.2 billion in 2023, including the repayment of its 3.875% Senior Notes that matured in March 2023 totaling $966 million and open-market purchases of its senior notes for a total cost of $221 million.

Financial Policy

FCX's financial policy is aligned with its strategic objectives of maintaining a solid balance sheet, providing cash returns to shareholders and advancing opportunities for future growth. The policy includes a base dividend and a performance-based payout framework, whereby up to 50% of available cash flows generated after planned capital spending and distributions to noncontrolling interests would be allocated to shareholder returns and the balance to debt reduction and investments in value-enhancing growth projects, subject to FCX maintaining its net debt at a level not to exceed the net debt target of $3.0 billion to $4.0 billion (excluding net project debt for the Indonesia smelter projects). FCX's Board reviews the structure of the performance-based payout framework at least annually.

Based on current market conditions, the base and variable dividends on FCX's common stock are anticipated to total $0.60 per share for 2024 (including the dividends paid on February 1, 2024), comprised of a $0.30 per share base dividend and $0.30 per share variable dividend. The declaration and payment of dividends (base or variable) is at the discretion of the Board and will depend on FCX's financial results, cash requirements, global economic conditions and other factors deemed relevant by the Board.



FCX's financial policy is aligned with its strategic objectives of maintaining a solid balance sheet, providing cash returns to shareholders and advancing opportunities for future growth.

Shareholder Returns

$0.8 BILLION
Net debt at year-end 2023, excluding net debt for the Indonesia smelter projects

~50% FREE CASH FLOW
To be returned to shareholders under performance-based payout framework

COMMON STOCK DIVIDENDS
$0.60 PER SHARE
FCX paid $0.30 per share in base dividends and $0.30 per share in variable dividends in 2023

$3.8 BILLION
Cash returned to shareholders since adoption of financial policy in 2021, including dividends and share repurchases

Cerro Verde has made significant investments in local water infrastructure that enhance agricultural production

RECENT FCX ACCOLADES



Top 100 JUST companies in the U.S. by JUST Capital 2024 rankings



S&P Global 2024 Sustainability Yearbook Member



America's Best Large Employers 2024 by Forbes



Corporate Human Rights Benchmark Top 2023 Performer in Extractives



100 Best Corporate Citizens by 3BL Media

Community Investments

OVER $170
MILLION
2023 total investments

$2.49
BILLION
Cumulative investments since 2009

FCX has achieved the Copper Mark and Molybdenum Mark at all sites globally





Promoting Respect for Human Rights

FCX is dedicated to the recognition, respect and promotion of human rights wherever it operates. One of the ways FCX assesses its performance on human rights is through human rights impact assessments (HRIAs) conducted by third-party consultants using methodologies aligned with the United Nations' Guiding Principles. In 2023, FCX completed the HRIA at PT-FI's Grasberg operations and initiated an assessment at Cerro Verde's operations, which is expected to be completed later in 2024.

Sustainability

FCX is a leading responsible copper producer — supplying approximately 9% of the world's mined copper. As global decarbonization accelerates, demand for copper is expected to increase. FCX recognizes the interdependencies of growth and sustainability and the importance of effectively managing its environmental and social impacts while supplying copper to a world with increasing requirements for metals. FCX's sustainability strategy — **Accelerate the Future, Responsibly** — is dedicated to this imperative.

FCX's sustainability strategy is supported by its environmental and social commitments which, in alignment with its business objectives, seek to enhance responsible production practices at its sites around the world. Fundamental to this work are the health, safety and well-being of its workforce and host communities where it operates. FCX seeks to work collaboratively with its stakeholders to support shared value creation and to recognize, respect and promote human rights everywhere it conducts business. FCX is dedicated to effective environmental management and stewardship, which are key to ensuring the long-term viability of its business, including maintaining critical support from its host communities and governments.

In pursuing its sustainability strategy, FCX aims to align with the highest standards including the International Council on Metals and Mining's Performance Expectations and the Copper Mark. FCX has achieved — and is committed to maintaining — the Copper Mark and Molybdenum Mark at all of its sites globally. To maintain this validation, each site is required to complete an independent external assurance process to assess conformance with various environmental, social and governance criteria. Awarded sites must be revalidated every three years.

Learn more about FCX's sustainability strategy and initiatives in its most recent Annual Report on Sustainability, available at fcx.com/sustainability.



Employees in Indonesia at PT-FI's Grasberg operations

Climate Strategy Pillars

1 REDUCTION

FCX strives to reduce, manage and mitigate its GHG emissions where possible. FCX currently has four 2030 GHG emissions reduction targets which, collectively, cover nearly 100% of its global (Scope 1 and 2) emissions.

2 RESILIENCE

FCX strives to enhance its resilience to climate change risks (both physical and transitional) for its current and future operations, its host communities and its stakeholders.

3 CONTRIBUTION

FCX strives to be a positive contributor beyond its operational boundaries by responsibly producing and supplying the copper that will support the technologies needed to enable the energy transition. This includes collaborating with industry and value chain partners to develop solutions.

Climate Strategy

Copper is the metal of electrification. Copper's essential role in current and emerging clean energy technologies is critical to global decarbonization. FCX is dedicated to making a positive impact on the global energy transition by executing on its climate strategy and delivering the responsibly produced copper necessary to support the energy transition, which includes managing and mitigating its GHG emissions and other climate-related risks and impacts.

FCX continues to advance important initiatives to reduce its GHG emissions, improve energy efficiency, evaluate and integrate the use of lower carbon and renewable energy and enhance its resilience to future climate-related risks. In 2023, FCX announced plans to replace the existing coal-fired power plant at the Grasberg minerals district with a new LNG-fueled power plant and signed a new power purchase agreement at Cerro Verde, which is expected to transition the operations to fully renewable energy sources beginning in 2026. FCX also continued its collaboration with Caterpillar's Early Learner program and Komatsu's GHG Alliance, both of which are focused on the development and advancement of zero-emissions mining trucks and supporting technologies and infrastructure.

FCX recognizes that climate change poses considerable near- and long-term challenges for society and for FCX's operational and financial performance. Mining is energy-intensive and generates significant GHG emissions that contribute to climate change. This is why FCX aspires to participate in — and positively contribute to — a 2050 net zero economy. FCX is continuing to advance its climate strategy by collaborating and innovating in order to take practical, responsible steps toward an eventual net zero mining future.

Learn more about FCX's climate strategy and progress in its most recent Climate Report, available at fcx.com/sustainability.

Americas Leach Innovation Initiatives Support Climate Strategy

Through process innovations, such as Leach to the Last Drop, FCX is advancing efforts to improve copper recovery from its leach processes by incorporating new applications, technologies and data analytics. FCX has copper contained in existing stockpiles that do not require additional mining, and leach processes are generally less energy-intensive than smelting. As a result, if successful, FCX's leaching initiatives could enable it to provide additional copper production with a lower carbon footprint.



Morenci mine in Arizona, U.S.



Environmental monitoring in Indonesia at PT-FI's Grasberg operations

FCX has four 2030 GHG emissions reduction targets, covering nearly 100% of its Scope 1 and Scope 2 GHG emissions.

BOARD OF DIRECTORS AND LEADERSHIP

BOARD OF DIRECTORS

Richard C. Adkerson[*]
Chairman of the Board
and Chief Executive Officer
Freeport-McMoRan Inc.

Dustan E. McCoy [2]
Lead Independent Director
Freeport-McMoRan Inc.
Retired Chairman and
Chief Executive Officer
Brunswick Corporation

David P. Abney [1, 2]
Retired Chairman and
Chief Executive Officer
United Parcel Service, Inc.

Marcela E. Donadio [1, 3]
Retired Partner
and Americas Oil & Gas Sector Leader
Ernst & Young LLP

Robert W. "Bob" Dudley [3, 4]
Retired Group Chief Executive
BP, p.l.c.

Hugh Grant [2]
Retired Chairman of the Board,
President and Chief Executive Officer
Monsanto Company

Lydia H. Kennard [3, 4]
President and Chief Executive Officer
KDG Construction Consulting
and Quality Engineering Solutions

Ryan M. Lance [4]
Chairman and Chief Executive Officer
ConocoPhillips

Sara Grootwassink Lewis [1]
Retired Chief Executive Officer
Lewis Corporate Advisors

Kathleen L. Quirk[*]
President
Freeport-McMoRan Inc.

John J. Stephens [1]
Retired Senior Executive Vice President
and Chief Financial Officer
AT&T Inc.

Frances Fragos Townsend [4]
Advisory Services,
Frances Fragos Townsend, LLC

Dr. Henry A. Kissinger
May 27, 1923 — November 29, 2023

In Memoriam

Dr. Kissinger served as a director
on FCX's Board from 1995 to
2001 and as Director Emeritus
for over twenty years. He was a
valued partner and advisor to our
company and his contributions to
the world are immeasurable.

BOARD COMMITTEES:
1) Audit Committee
2) Compensation Committee
3) Governance Committee
4) Corporate Responsibility Committee

EXECUTIVE OFFICERS

Richard C. Adkerson[*]
Chairman of the Board
and Chief Executive Officer

Kathleen L. Quirk[*]
President

Maree E. Robertson
Senior Vice President and
Chief Financial Officer

Douglas N. Currault II
Senior Vice President and
General Counsel

Stephen T. Higgins
Senior Vice President and
Chief Administrative Officer

[*] Effective at the Annual Meeting of Stockholders
on June 11, 2024, Ms. Quirk will assume the
additional role of Chief Executive Officer,
succeeding Mr. Adkerson. Mr. Adkerson will
continue serving as Chairman of the Board.

SENIOR LEADERSHIP

Operations

Mark J. Johnson
Director and Executive Vice President
PT Freeport Indonesia
President and Chief Operating Officer
Freeport-McMoRan Indonesia

Joshua F. "Josh" Olmsted
President and Chief Operating Officer
Freeport-McMoRan Americas

A. Cory Stevens
President
Freeport-McMoRan Mining Services

Michael J. Kendrick
President
Climax Molybdenum Co.

Javier Targhetta
President, Atlantic Copper S.L.U.
Senior Vice President, FCX
(Concentrates)

Clayton A. "Tony" Wenas
President Director
PT Freeport Indonesia

Administration

Robert R. Boyce
Vice President and Treasurer

William E. Cobb
Vice President and
Chief Sustainability Officer

Pamela Q. Masson
Vice President and
Chief Human Resources Officer

Ellie L. Mikes
Vice President and
Chief Accounting Officer

Bertrand L. Odinet, II
Vice President, Chief Information
Officer and Chief Innovation Officer

Internal Auditors
Deloitte & Touche LLP

TABLE OF CONTENTS

Years Ended December 31,	2023	2022	2021	2020	2019
CONSOLIDATED MINING					
Copper (millions of recoverable pounds)					
Production	4,212	4,210	3,843	3,206	3,247
Sales, excluding purchases	4,086	4,213	3,807	3,202	3,292
Average realized price per pound	$ 3.85	$ 3.90	$ 4.33	$ 2.95	$ 2.73
Gold (thousands of recoverable ounces)					
Production	1,993	1,811	1,381	857	882
Sales, excluding purchases	1,713	1,823	1,360	855	991
Average realized price per ounce	$ 1,972	$ 1,787	$ 1,796	$ 1,832	$ 1,415
Molybdenum (millions of recoverable pounds)					
Production	82	85	85	76	90
Sales, excluding purchases	81	75	82	80	90
Average realized price per pound	$ 24.64	$ 18.71	$ 15.56	$ 10.20	$ 12.61
NORTH AMERICA COPPER MINES					
Operating Data, Net of Joint Venture Interests[a]					
Copper (millions of recoverable pounds)					
Production	1,350	1,467	1,460	1,418	1,457
Sales, excluding purchases	1,361	1,469	1,436	1,422	1,442
Average realized price per pound	$ 3.93	$ 4.08	$ 4.30	$ 2.82	$ 2.74
Molybdenum (millions of recoverable pounds)					
Production	30	29	34	33	32
100% Operating Data					
Leach operations					
Leach ore placed in stockpiles (metric tons per day)	692,000	676,400	665,900	714,300	750,900
Average copper ore grade (%)	0.23	0.29	0.29	0.27	0.23
Copper production (millions of recoverable pounds)	941	1,019	1,056	1,047	993
Mill operations					
Ore milled (metric tons per day)	308,500	294,200	269,500	279,700	326,100
Average ore grade (%):					
Copper	0.32	0.37	0.38	0.35	0.34
Molybdenum	0.02	0.02	0.03	0.02	0.02
Copper recovery rate (%)	81.8	81.8	81.2	84.1	87.0
Copper production (millions of recoverable pounds)	633	695	649	647	748
SOUTH AMERICA MINING					
Copper (millions of recoverable pounds)					
Production	1,202	1,176	1,047	979	1,183
Sales	1,200	1,162	1,055	976	1,183
Average realized price per pound	$ 3.82	$ 3.80	$ 4.34	$ 3.05	$ 2.71
Molybdenum (millions of recoverable pounds)					
Production	22	23	21	19	29
Leach operations					
Leach ore placed in stockpiles (metric tons per day)	191,200	163,000	163,900	160,300	205,900
Average copper ore grade (%)	0.35	0.35	0.32	0.35	0.37
Copper production (millions of recoverable pounds)	317	302	256	241	268
Mill operations					
Ore milled (metric tons per day)	417,400	409,200	380,300	331,600	393,100
Average ore grade (%):					
Copper	0.34	0.32	0.31	0.34	0.36
Molybdenum	0.01	0.01	0.01	0.01	0.02
Copper recovery rate (%)	81.3	85.3	87.3	84.3	83.5
Copper production (millions of recoverable pounds)	885	874	791	738	916

a. Amounts are net of Morenci's joint venture partners' undivided interest.

Years Ended December 31,	2023	2022	2021	2020	2019
INDONESIA MINING					
Copper (millions of recoverable pounds)					
Production	1,660	1,567	1,336	809	607
Sales	1,525	1,582	1,316	804	667
Average realized price per pound	$ 3.81	$ 3.80	$ 4.34	$ 3.08	$ 2.72
Gold (thousands of recoverable ounces)					
Production	1,978	1,798	1,370	848	863
Sales	1,697	1,811	1,349	842	973
Average realized price per ounce	$ 1,972	$ 1,787	$ 1,796	$ 1,832	$ 1,416
Mill operations					
Ore milled (metric tons per day)	198,300	192,600	151,600	87,700	110,100
Average ore grade:					
Copper (%)	1.22	1.19	1.30	1.32	0.84
Gold (grams per metric ton)	1.12	1.05	1.04	1.10	0.93
Recovery rates (%):					
Copper	89.7	90.0	89.8	91.9	88.4
Gold	77.9	77.7	77.0	78.1	75.0
MOLYBDENUM MINES					
Ore milled (metric tons per day)	27,900	26,100	21,800	20,700	30,100
Average molybdenum ore grade (%)	0.15	0.18	0.19	0.17	0.14
Molybdenum production (millions of recoverable pounds)	30	33	30	24	29

In Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk (MD&A), "we," "us" and "our" refer to Freeport-McMoRan Inc. and its consolidated subsidiaries. The results of operations reported and summarized below include forward-looking statements that are not guarantees of future performance and are not necessarily indicative of future operating results (refer to "Cautionary Statement" below for further discussion). References to "Notes" are Notes included in our Notes to Consolidated Financial Statements. Throughout MD&A, all references to income or losses per share are on a diluted basis.

This section of our Form 10-K discusses the results of operations for the years 2023 and 2022 and comparisons between these years. Discussion of the results of operations for the year 2021 and comparisons between the years 2022 and 2021 are not included in this Form 10-K and can be found in Items 7. and 7A. "Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk" contained in Part II of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

OVERVIEW

We are a leading international metals company with the objective of being foremost in copper. Headquartered in Phoenix, Arizona, we operate large, long-lived, geographically diverse assets with significant proven and probable mineral reserves of copper, gold and molybdenum. We are one of the world's largest publicly traded copper producers. Our portfolio of assets includes the Grasberg minerals district in Indonesia, one of the world's largest copper and gold deposits; and significant operations in North America and South America, including the large-scale Morenci minerals district in Arizona and the Cerro Verde operation in Peru.

Our results for 2023 reflect strong operating performance, including achievement of a number of important initiatives to advance growth options, to position us for the future and aimed at enhancing value. Despite economic uncertainty, including rising costs, we have continued to generate positive operating cash flows. We believe the actions we have taken in recent years to build a solid balance sheet and maintain flexible organic growth options while maintaining liquidity will allow us to continue to execute our business plans in a prudent manner and preserve substantial future asset values.

We believe that we have a high-quality portfolio of long-lived copper assets that are positioned to generate long-term value, and we remain focused on executing our operating and investment plans. Our underground mining operations at the Grasberg minerals district in Indonesia continue to perform well, with copper and gold production increasing in each of the past three years, including achievement of multiple operating records during 2023. Furthermore, projects to expand our domestic smelting and refining capacity in

Indonesia are progressing, with construction progress for these projects measured at over 90% at year-end 2023. We are also advancing a series of initiatives across our North America and South America operations to incorporate new applications, technologies and data analytics to our leaching processes. In fourth-quarter 2023, we achieved our initial run rate target of approximately 200 million pounds of copper per year through these initiatives.

Net income attributable to common stock totaled $1.8 billion in 2023 and $3.5 billion in 2022. Our results in 2023, compared to 2022, primarily reflect the change in our economic interest in PT Freeport Indonesia (PT-FI) (refer to Note 3 for further discussion) and increased production costs, including for maintenance and supplies. Refer to "Consolidated Results" for discussion of items impacting our consolidated results for the two years ended December 31, 2023.

At December 31, 2023, we had consolidated debt of $9.4 billion and consolidated cash and cash equivalents of $4.8 billion ($5.8 billion including restricted cash and cash equivalents associated with PT-FI's export proceeds required to be temporarily deposited in Indonesia banks), resulting in net debt of $3.6 billion ($0.8 billion excluding net debt for the Manyar smelter and precious metals refinery (PMR) in Indonesia—collectively, the Indonesia smelter projects). Refer to "Net Debt" for reconciliations of consolidated debt, consolidated cash and cash equivalents and consolidated restricted cash and cash equivalents to net debt.

Other than $0.7 billion in scheduled senior note maturities in November 2024, we have no further senior note maturities until 2027. At December 31, 2023, we had no borrowings and $3.0 billion available under our revolving credit facility, and PT-FI and Cerro Verde had $1.75 billion and $350 million, respectively, available under their revolving credit facilities. Refer to Note 8 and "Capital Resources and Liquidity" for further discussion of our debt.

We have significant mineral reserves, mineral resources and future development opportunities within our portfolio of mining assets. At December 31, 2023, our estimated consolidated recoverable proven and probable mineral reserves totaled 104.1 billion pounds of copper, 24.5 million ounces of gold and 3.34 billion pounds of molybdenum. Refer to Note 17 and "Critical Accounting Estimates—Mineral Reserves" for further discussion.

During 2023, production from our mines totaled 4.2 billion pounds of copper, 2.0 million ounces of gold and 82 million pounds of molybdenum. Following is the allocation of our consolidated copper, gold and molybdenum production in 2023 by geographic location:

	Copper	Gold	Molybdenum
North America	32%	1%	73%[a]
South America	29	—	27
Indonesia	39	99	—
	100%	100%	100%

a. Our North America copper mines produced 37% of consolidated molybdenum production, and our Henderson and Climax molybdenum mines produced 36%.

Copper production from the Morenci mine in North America, Cerro Verde mine in Peru and the Grasberg minerals district in Indonesia together totaled 76% of our consolidated copper production in 2023.

OUTLOOK

Our financial results vary as a result of fluctuations in market prices primarily for copper, gold and, to a lesser extent, molybdenum, as well as other factors. World market prices for these commodities have fluctuated historically and are affected by numerous factors beyond our control. Refer to "Markets," and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further discussion. Because we cannot control the price of our products, the key measures that management focuses on in operating our business are sales volumes, unit net cash costs, operating cash flows and capital expenditures.

Consolidated Sales Volumes. Following are our projected consolidated sales volumes for 2024 and actual consolidated sales volumes for 2023:

	2024 (Projected)	2023 (Actual)
Copper (millions of recoverable pounds):		
North America copper mines	1,280	1,361
South America mining	1,130	1,200
Indonesia mining	1,680	1,525
Total	4,090	4,086
Gold (thousands of recoverable ounces)	1,975	1,713
Molybdenum (millions of recoverable pounds)	85[a]	81

a. Includes 55 million pounds from our North America and South America copper mines and 30 million pounds from our Molybdenum mines.

For the year 2024, consolidated copper production volumes are expected to exceed consolidated sales volumes, reflecting the deferral of approximately 90 million pounds of copper from PT-FI concentrates that will be processed by the Manyar smelter and sold as refined metal in future periods.

Projected sales volumes are dependent on operational performance; extension of PT-FI's export permits for copper concentrates and anode slimes beyond May 2024; the timing of the ramp-up of the Indonesia smelter projects; weather-related conditions, including ongoing El Niño weather impacts; timing of shipments and other factors. For further discussion of other important factors that could cause results to differ materially from projections, refer to "Cautionary Statement" below, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023.

Consolidated Unit Net Cash Costs. Consolidated unit net cash costs (net of by-product credits) for our copper mines are expected to average $1.60 per pound of copper for the year 2024, based on achievement of current sales volume and cost estimates and

assuming average prices of $2,000 per ounce of gold and $19.00 per pound of molybdenum for the year 2024. Estimated consolidated unit net cash costs for the year 2024 include assessment of export duties at PT-FI of $0.11 per pound of copper (refer to "Operations— Indonesia Mining" for further discussion). Quarterly unit net cash costs vary with fluctuations in sales volumes and realized prices, primarily for gold and molybdenum. The impact of price changes on consolidated unit net cash costs for the year 2024 would approximate $0.04 per pound of copper for each $100 per ounce change in the average price of gold and $0.02 per pound of copper for each $2 per pound change in the average price of molybdenum.

Consolidated Operating Cash Flows. Our consolidated operating cash flows vary with sales volumes; prices realized from copper, gold and molybdenum sales; production costs; income taxes; other working capital changes; and other factors. Our consolidated operating cash flows are estimated to approximate $5.8 billion (including $0.1 billion of working capital and other sources) for the year 2024, based on current sales volume and cost estimates, and assuming average prices of $3.75 per pound of copper, $2,000 per ounce of gold and $19.00 per pound of molybdenum for the year 2024. Estimated consolidated operating cash flows in 2024 also reflect a projected income tax provision of $2.3 billion (refer to "Consolidated Results—Income Taxes" for further discussion of our projected income tax rate). The impact of price changes on operating cash flows for the year 2024 would approximate $400 million for each $0.10 per pound change in the average price of copper, $180 million for each $100 per ounce change in the average price of gold and $120 million for each $2 per pound change in the average price of molybdenum.

Consolidated Capital Expenditures. Capital expenditures for the year 2024 are expected to approximate $4.6 billion (including $2.3 billion for major mining projects and $1.0 billion for the Indonesia smelter projects). Projected capital expenditures for the Indonesia smelter projects in 2024 exclude capitalized interest and $0.3 billion of estimated commissioning and owner's costs. Projected capital expenditures for major mining projects include $1.1 billion for planned projects, primarily associated with underground mine development in the Grasberg minerals district and potential expansion projects in North America, and $1.2 billion for discretionary growth projects. We closely monitor market conditions and will continue to adjust our operating plans, including capital expenditures, to protect our liquidity and preserve our asset values, as necessary.

Capital expenditures for the Indonesia smelter projects are being funded with the remaining proceeds from PT-FI's senior notes and availability under its revolving credit facility.

MARKETS

World prices for copper, gold and molybdenum can fluctuate significantly. During the period from January 2014 through December 2023, the London Metal Exchange (LME) copper settlement price varied from a low of $1.96 per pound in 2016 to a record high of $4.87 per pound in 2022; the London Bullion Market Association (London) PM gold price fluctuated from a low of $1,049 per ounce in 2015 to a record high of $2,078 per ounce in 2023, and the *Platts Metals Daily* Molybdenum Dealer Oxide weekly average price ranged from a low of $4.46 per pound in 2015 to a high of $37.42 per pound in 2023. Copper, gold and molybdenum prices are affected by numerous factors beyond our control as described further in Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023.

LME Copper Prices
Through December 31, 2023



This graph presents LME copper settlement prices and the combined reported stocks of copper at the LME, Commodity Exchange Inc. and the Shanghai Futures Exchange from January 2014 through December 2023. For the year 2023, the LME copper settlement prices averaged $3.85 per pound (ranging from a low of $3.54 per pound in October to a high of $4.28 per pound in January) and closed at $3.84 per pound on December 29, 2023. Recent prices have been correlated with sentiment on the Chinese economy and financial system drivers tied to interest rates, inflation data and movements in the United States (U.S.) dollar exchange rates. Near-term fundamentals for copper improved in late 2023 with continued strong demand in China and the U.S. and significant reductions in the supply outlook. The LME copper settlement price was $3.86 per pound on January 31, 2024.

We believe long-term fundamentals for copper are favorable and that future demand will be supported by copper's role in the global transition to renewable power, electric vehicles and other carbon-reduction initiatives, continued urbanization in developing countries and growing connectivity globally. The small number of approved, large-scale projects beyond those that have been announced, the long lead times required to permit and build new mines and declining ore grades at existing operations continue to highlight the fundamental supply challenges for copper.

London Gold Prices
Through December 31, 2023



This graph presents London PM gold prices from January 2014 through December 2023. For the year 2023, London PM gold prices averaged $1,941 per ounce (ranging from a low of $1,811 per ounce in February to a high of $2,078 per ounce in December) and closed at $2,078 per ounce on December 28, 2023. Gold prices were positively impacted at the end of 2023 by growing expectations among investors of interest rate cuts, a weaker dollar and increased geopolitical tensions. The London PM gold price was $2,053 per ounce on January 31, 2024.

Platts Metals Daily Molybdenum Dealer Oxide Prices
Through December 31, 2023



This graph presents the *Platts Metals Daily* Molybdenum Dealer Oxide weekly average price from January 2014 through December 2023. For the year 2023, the weekly average price for molybdenum averaged $24.12 per pound (ranging from a low of $16.86 per pound in November to a high of $37.42 per pound in February) and was $19.77 per pound on December 29, 2023. Overall global demand is being driven by key molybdenum-consuming segments (energy, aerospace and defense) offset by weakness in commodity steel-consuming segments (construction). Like copper, demand for molybdenum is positively impacted by new technologies for clean energy. The *Platts Metals Daily* Molybdenum Dealer Oxide weekly average price was $19.52 per pound on January 26, 2024.

CRITICAL ACCOUNTING ESTIMATES

MD&A is based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S. The preparation of these statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates on historical experience and on assumptions that we consider reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions. The areas requiring the use of management's estimates are also discussed in Note 1 under the subheading "Use of Estimates." Management has reviewed the following discussion of its development and selection of critical accounting estimates with the Audit Committee of our Board of Directors (Board).

Taxes. Refer to Note 11, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further discussion of our consolidated income taxes.

In preparing our consolidated financial statements, we estimate the actual amount of income taxes currently payable or receivable as well as deferred income tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or laws is recognized in income in the period in which such changes are enacted.

Our operations are in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. Some of these tax regimes are defined by contractual agreements with the local government, while others are defined by general tax laws and regulations. We and our subsidiaries are subject to reviews of our income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of our contracts or laws.

On January 1, 2023, the provisions of the U.S. Inflation Reduction Act of 2022 (the Act) became applicable, and we have made interpretations of certain provisions of the Act. Based on these interpretations, we determined that the provisions of the Act did not materially impact our financial results in 2023; however, future guidance released by the U.S. Department of the Treasury (Treasury) could differ from our interpretations.

In December 2021, the Organisation for Economic Co-operation and Development (OECD) published a framework for Pillar Two of the Global Anti-Base Erosion Rules (GloBE). The GloBE rules were designed to coordinate participating jurisdictions in updating the international tax system to ensure that large multinational companies pay a minimum level of income tax. Recommendations from the OECD regarding a global minimum income tax and other changes are being considered and/or implemented in jurisdictions where we operate. At current metals market prices, we believe enactment of the recommended framework in jurisdictions where we operate will result in minimal impacts to our financial results in the near term.

We operate in the U.S. and multiple international tax jurisdictions, and our income tax returns are subject to examination by tax authorities in those jurisdictions who may challenge any tax position on these returns. Uncertainty in a tax position may arise because tax laws are subject to interpretation. We use significant judgment to (i) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (ii) measure the amount of tax benefit that qualifies for recognition.

We have uncertain tax positions related to income tax assessments in Peru and Indonesia, including penalties and interest, which have not been recorded at December 31, 2023. Final taxes paid may be dependent upon many factors, including negotiations with taxing authorities. In certain jurisdictions, we pay a portion of the disputed amount before formally appealing an assessment. Such payment is recorded as a receivable if we believe the amount is collectible. Refer to Note 12 for further discussion.

A valuation allowance is provided for those deferred income tax assets for which available information, including positive and negative evidence, suggests that the related benefits will not be realized. In determining the amount of the valuation allowance, we consider future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences, carryback opportunities, as well as prudent and feasible tax planning strategies in each jurisdiction. If we determine that we will not realize all or a portion of our deferred income tax assets, we will increase our valuation allowance. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced. Our valuation allowances totaled $3.9 billion at December 31, 2023, and covered all of our U.S. foreign tax credits and U.S. federal net operating losses (NOLs), substantially all of our U.S. state and foreign NOLs, as well as a portion of our U.S. federal, state and foreign deferred tax assets. During 2023, our valuation allowances decreased by $91 million.

Environmental Obligations. Refer to Notes 1 and 12, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further discussion of environmental obligations, including a summary of changes in our estimated environmental obligations for the three years ended December 31, 2023.

Our current and historical operating activities are subject to various national, state and local environmental laws and regulations that govern emissions of air pollutants; discharges of water pollutants; generation, handling, storage and disposal of hazardous substances, hazardous wastes and other toxic materials; and remediation, restoration and reclamation of environmental contamination, and compliance with these laws and regulations requires significant expenditures. Environmental expenditures are charged to expense or capitalized, depending upon their future economic benefits. The guidance provided by U.S. GAAP requires that liabilities for contingencies be recorded when it is probable that obligations have been incurred, and the cost can be reasonably estimated. At December 31, 2023, environmental obligations recorded in our consolidated balance sheet totaled $1.9 billion, which reflect obligations for environmental liabilities attributed to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or analogous state programs and for estimated future costs associated with environmental matters.

Accounting for environmental obligations represents a critical accounting estimate because (i) changes to environmental laws and regulations and/or circumstances affecting our operations could result in significant changes to our estimates, which could have a significant impact on our results of operations, (ii) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period, (iii) calculating the discounted cash flows for certain of our environmental obligations requires management to estimate the amounts and timing of projected cash flows and make long-term assumptions about inflation rates and (iv) changes in estimates used in determining our environmental obligations could have a significant impact on our results of operations.

We perform a comprehensive annual review of our environmental obligations and also review changes in facts and circumstances associated with these obligations at least quarterly. Judgments and estimates are based upon currently available facts, existing technology, presently enacted laws and regulations, remediation experience, whether we are a potentially responsible party (PRP), the ability of other PRPs to pay their allocated portions and take into consideration reasonably possible outcomes. Our cost estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, updated cost assumptions (including increases and decreases to cost estimates), changes in the anticipated scope and timing of remediation activities, the settlement of environmental matters, required remediation methods and actions by or against governmental agencies or private parties.

Asset Retirement Obligations. Refer to Notes 1 and 12, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further discussion of reclamation and closure costs, including a summary of changes in our asset retirement obligations (AROs) for the three years ended December 31, 2023.

We record the fair value of our estimated AROs associated with tangible long-lived assets in the period incurred. Fair value is measured as the present value of cash flow estimates after considering inflation and a market risk premium. Our cost estimates are reflected on a third-party cost basis and comply with our legal obligation to retire tangible long-lived assets in the period incurred. These cost estimates may differ from financial assurance cost estimates for reclamation activities because of a variety of factors, including obtaining updated cost estimates for reclamation activities, the timing of reclamation activities, changes in scope and the exclusion of certain costs not considered reclamation and closure costs. At December 31, 2023, AROs recorded in our consolidated balance sheet totaled $3.0 billion.

Generally, ARO activities are specified by regulations or in permits issued by the relevant governing authority, and management's judgment is required to estimate the extent and timing of expenditures. Accounting for AROs represents a critical accounting estimate because (i) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period, (ii) reclamation and closure laws and regulations could change in the future and/or circumstances affecting our operations could change, either of which could result in significant changes to our current plans, (iii) our commitment to implement the Global Industry Standard on Tailings Management could result in changes to our plans and the scope of work required, (iv) the methods used or required to plug and abandon non-producing oil and gas wellbores, remove platforms, tanks, production equipment and flow lines, and restore the wellsite could change, (v) calculating the fair value of our AROs requires management to estimate projected cash flows, make long-term assumptions about inflation rates, determine our credit-adjusted, risk-free interest rates and determine market risk premiums that are appropriate for our operations and (vi) given the magnitude of our estimated reclamation, mine closure and wellsite abandonment and restoration costs, changes in any or all of these estimates could have a significant impact on our results of operations.

Mineral Reserves. Refer to Note 17, and Items 1. and 2. "Business and Properties" and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further information regarding, and risks associated with, our estimated recoverable proven and probable mineral reserves.

Recoverable proven and probable mineral reserves were determined from the application of relevant modifying factors to geological data, in order to establish an operational, economically viable mine plan, and have been prepared in accordance with the disclosure requirements of Subpart 1300 of U.S. Securities and Exchange Commission Regulation S-K. The determination of mineral reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recoveries. Estimating the quantity and grade of mineral reserves requires us to determine the size, shape and depth of our ore bodies by analyzing geological data, such as samplings of drill holes, tunnels and other underground workings. In addition to the geology of our mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices, the mining methods we use and the related costs incurred to develop and mine our mineral reserves. Our estimates of recoverable proven and probable mineral reserves are prepared by and are the responsibility of our employees. These estimates are reviewed and verified regularly by independent experts in mining, geology and reserve determination.

Our estimated recoverable proven and probable mineral reserves at December 31, 2023, were determined using metal price assumptions of $3.00 per pound of copper, $1,500 per ounce of gold and $12.00 per pound of molybdenum. The following table summarizes changes in our estimated consolidated recoverable proven and probable copper, gold and molybdenum mineral reserves during 2023:

	Copper (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
Consolidated reserves at December 31, 2022[a]	111.0	26.9	3.53
Net revisions[b]	(2.7)	(0.4)	(0.11)
Production	(4.2)	(2.0)	(0.08)
Consolidated reserves at December 31, 2023[a]	104.1	24.5	3.34

a. Includes estimated recoverable metals contained in stockpiles. See below for additional discussion of recoverable copper in stockpiles.
b. Primarily reflects the impact of higher cost assumptions in North America and South America and mine redesigns and recovery changes at the Grasberg minerals district.

As discussed in Note 1, we depreciate our life-of-mine mining and milling assets and values assigned to proven and probable mineral reserves using the unit-of-production (UOP) method based on our estimated recoverable proven and probable mineral reserves. Because the economic assumptions used to estimate mineral reserves may change from period to period and additional geological data is generated during the course of operations, estimates of mineral reserves may change, which could have a significant impact on our results of operations, including changes to prospective depreciation rates and impairments of long-lived asset carrying values. Based on projected copper sales volumes, if estimated copper reserves at our mines were 10% higher at December 31, 2023, we estimate that our annual depreciation, depletion and amortization (DD&A) expense for 2024 would decrease by approximately $56 million (approximately $24 million to net income attributable to common stock), and a 10% decrease in copper reserves would increase DD&A expense by approximately $219 million (approximately $73 million to net income attributable to common stock). We perform annual assessments of our existing assets in connection with the review of mine operating and development plans. If it is determined that assigned asset lives do not reflect the expected remaining period of benefit, any change could affect prospective DD&A rates.

As discussed below, we review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable, and changes to our estimates of recoverable proven and probable mineral reserves could have an impact on our assessment of asset recoverability.

Recoverable Copper in Stockpiles. Refer to Note 1 for further discussion of our accounting policy for recoverable copper in stockpiles, including adjustments to stockpile inventory volumes.

We record, as inventory, applicable costs for copper contained in mill and leach stockpiles that are expected to be processed in the future based on proven processing technologies. Mill and leach stockpiles are evaluated periodically to ensure that they are stated at the lower of weighted-average cost or net realizable value.

Accounting for recoverable copper from mill and leach stockpiles represents a critical accounting estimate because (i) it is impracticable to determine copper contained in mill and leach stockpiles by physical count, thus requiring management to employ reasonable estimation methods and (ii) recoveries from leach stockpiles can vary significantly.

At December 31, 2023, estimated consolidated recoverable copper was 1.5 billion pounds in leach stockpiles (with a carrying value of $2.3 billion) and 0.3 billion pounds in mill stockpiles (with a carrying value of $0.5 billion).

Impairment of Long-Lived Mining Assets. Refer to Note 1, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further information regarding, and risks associated with, impairment of long-lived mining assets.

We assess the carrying values of our long-lived mining assets when events or changes in circumstances indicate that the related carrying amounts of such assets may not be recoverable. In evaluating our long-lived mining assets for recoverability, we use estimates of pre-tax undiscounted future cash flows of our mines.

Estimates of future cash flows are derived from current business plans, which are developed using near-term metal price forecasts reflective of the current price environment and management's projections for long-term average metal prices. In addition to near- and long-term metal price assumptions, other key assumptions include estimates of commodity-based and other input costs; proven and probable mineral reserves estimates, including the timing and cost to develop and produce the mineral reserves; value beyond proven and probable mineral reserve estimates; and the use of appropriate discount rates in the measurement of fair value. We believe our estimates and models used to determine fair value are similar to what a market participant would use. As quoted market prices are unavailable for our individual mining operations, fair value is determined through the use of after-tax discounted estimated future cash flows.

During the two-year period ended December 31, 2023, no material impairments of our long-lived mining assets were recorded.

In addition to decreases in future metal price assumptions, other events that could result in future impairment of our long-lived mining assets include, but are not limited to, decreases in estimated recoverable proven and probable mineral reserves and any event that might otherwise have a material adverse effect on mine site production levels or costs.

CONSOLIDATED RESULTS

Years Ended December 31,	2023	2022
SUMMARY FINANCIAL DATA (in millions, except per share amounts)		
Revenues[a,b]	**$22,855**	$22,780
Operating income[a]	**$ 6,225**	$ 7,037
Net income attributable to common stock[c,d]	**$ 1,848[e]**	$ 3,468[f]
Diluted net income per share attributable to common stock	**$ 1.28**	$ 2.39
Diluted weighted-average common shares outstanding	**1,443**	1,451
Operating cash flows[g]	**$ 5,279**	$ 5,139
Capital expenditures	**$ 4,824**	$ 3,469
At December 31:		
Cash and cash equivalents	**$ 4,758**	$ 8,146
Restricted cash and cash equivalents, current	**$ 1,208[h]**	$ 111
Total debt, including current portion	**$ 9,422**	$10,620

a. Refer to Note 16 for a summary of revenues and operating income by operating division.
b. Includes favorable adjustments to prior period provisionally priced concentrate and cathode copper sales totaling $183 million ($62 million to net income attributable to common stock or $0.04 per share) in 2023 and $60 million ($25 million to net income attributable to common stock or $0.02 per share) in 2022 (refer to Note 14).
c. We defer recognizing profits on intercompany sales until final sales to third parties occur. Refer to "Operations—Smelting and Refining" for a summary of net impacts from changes in these deferrals.
d. Our economic interest in PT-FI is 48.76% and prior to January 1, 2023, it approximated 81%.
e. Includes net charges totaling $373 million ($0.26 per share), primarily associated with net adjustments to environmental obligations and related litigation reserves, contested tax rulings issued by the Peruvian Supreme Court, impairment of oil and gas properties and an accrual for a potential administrative fine in Indonesia, partly offset by an adjustment to correct certain inputs in the historical PT-FI ARO model.
f. Includes net charges totaling $74 million ($0.05 per share), primarily associated with net adjustments to environmental obligations and related litigation reserves and an ARO adjustment at PT-FI, partly offset by net gains on early extinguishment of debt and net adjustments to historical tax matters.
g. Working capital and other uses totaled $0.9 billion in 2023 and $1.6 billion in 2022.
h. Includes $1.1 billion associated with PT-FI's export proceeds temporarily deposited in Indonesia banks in accordance with a 2023 regulation issued by the Indonesia government (refer to Note 14).

Years Ended December 31,	2023	2022
SUMMARY OPERATING DATA		
Copper (millions of recoverable pounds)		
Production	**4,212**	4,210
Sales, excluding purchases	**4,086**	4,213
Average realized price per pound	**$ 3.85**	$ 3.90
Site production and delivery costs per pound[a]	**$ 2.36**	$ 2.19
Unit net cash costs per pound[a]	**$ 1.61**	$ 1.50
Gold (thousands of recoverable ounces)		
Production	**1,993**	1,811
Sales, excluding purchases	**1,713**	1,823
Average realized price per ounce	**$1,972**	$1,787
Molybdenum (millions of recoverable pounds)		
Production	**82**	85
Sales, excluding purchases	**81**	75
Average realized price per pound	**$24.64**	$18.71

a. Reflects per pound weighted-average production and delivery costs and unit net cash costs (net of by-product credits) for all copper mines, before net noncash and other costs. For reconciliations of the per pound unit net cash costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements, refer to "Product Revenues and Production Costs."

Revenues

Consolidated revenues totaled $22.9 billion in 2023 and $22.8 billion in 2022. Our revenues primarily include the sale of copper concentrate, copper cathode, copper rod, gold in concentrate and molybdenum. Following is a summary of changes in our consolidated revenues from 2022 to 2023 (in millions):

Consolidated revenues – 2022	$22,780
Mining operations:	
(Lower) higher sales volumes:	
Copper	(497)
Gold	(197)
Molybdenum	120
(Lower) higher averaged realized prices:	
Copper	(204)
Gold	316
Molybdenum	479
Adjustments for prior year provisionally priced copper sales	123
Higher Atlantic Copper revenues	367
Lower revenues from sales of purchased copper	(65)
Higher treatment charges	(35)
Lower royalties and export duties	38
Other, including intercompany eliminations	(370)
Consolidated revenues – 2023	$22,855

Sales Volumes. Copper and gold sales volumes were lower in 2023, compared to 2022, primarily reflecting impacts of lower ore grades at North America copper mines and the deferral of sales recognition related to the PT Smelting tolling arrangement, partly offset by an increase in mining and milling rates and ore grades at Indonesia mining and South America mines. Refer to "Operations" for further discussion of sales volumes at our mining operations.

Realized Prices. Our consolidated revenues can vary significantly as a result of fluctuations in the market prices of copper, gold and molybdenum. In 2023, our average realized prices, compared with 2022, were 1% lower for copper, 10% higher for gold and 32% higher for molybdenum.

Substantially all of our copper concentrate and some cathode sales contracts provide final copper pricing in a specified future month (generally one to four months from the shipment date). We record revenues and invoice customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on provisionally priced concentrate and cathode sales that is adjusted to fair value through earnings each period, using the period-end forward prices, until final pricing on the date of settlement. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final

pricing. Accordingly, in times of rising copper prices, our revenues benefit from adjustments to the final pricing of provisionally priced sales pursuant to contracts entered into in prior periods; in times of falling copper prices, the opposite occurs.

Consolidated revenues include net unfavorable adjustments to current year provisionally priced copper sales (*i.e.*, provisionally priced sales during the years 2023 and 2022) totaling $86 million for 2023 and $539 million for 2022. See below for discussion of adjustments related to prior year provisionally priced copper sales.

Prior Year Provisionally Priced Copper Sales. Net favorable adjustments to prior years' provisionally priced copper sales (*i.e.*, provisionally priced copper sales at December 31, 2022 and 2021) recorded in consolidated revenues totaled $183 million in 2023 and $60 million in 2022. Refer to "Disclosures About Market Risks—Commodity Price Risk" for further discussion of our provisionally priced copper sales, and to Note 14 for a summary of total adjustments to prior period and current period provisionally priced copper sales.

At December 31, 2023, we had provisionally priced copper sales totaling 223 million pounds of copper (net of intercompany sales and noncontrolling interests) recorded at an average price of $3.87 per pound, subject to final pricing over the next several months. We estimate that each $0.05 change in the price realized from the December 31, 2023, recorded provisional price would have an approximate $22 million effect on 2024 revenues ($7 million to net income attributable to common stock). The LME copper price settled at $3.86 per pound on January 31, 2024.

Atlantic Copper Revenues. Higher Atlantic Copper revenues in 2023, compared with 2022, primarily reflects higher sales volumes, mostly because of reduced operations during 2022 associated with a scheduled major maintenance turnaround.

Purchased Copper. Lower revenues associated with purchased copper in 2023, compared to 2022, primarily reflects lower volumes. We purchased copper cathode primarily for processing by our Rod & Refining operations, totaling 103 million pounds in 2023 and 124 million pounds in 2022.

Treatment Charges. Revenues from our concentrate sales are recorded net of treatment charges (*i.e.*, fees paid to smelters that are generally negotiated annually), which will vary with the sales volumes and the price of copper. Treatment charges in 2023 compared to 2022 reflect higher rates for Cerro Verde and PT-FI's copper concentrates, partly offset by the elimination of treatment charges for PT-FI's copper concentrates smelted by PT Smelting.

As discussed in Note 3, PT-FI's commercial arrangement with PT Smelting changed from a copper concentrate sales agreement to a tolling arrangement and, as a result, beginning in 2023, costs incurred under the tolling arrangement are recorded as production costs in the consolidated statements of income.

Royalties and Export Duties. Royalties are primarily on PT-FI sales and vary with the volume of metal sold and the prices of copper and gold. In late 2022, the export duty rate on PT-FI's sales declined from 5% to 2.5% as a result of smelter development progress, and effective March 29, 2023, export duties were eliminated upon verification by the Indonesia government that construction progress of the Manyar smelter exceeded 50%. Subsequently, in July 2023, the Indonesia government issued a revised regulation on duties for various exported products, including copper concentrates, and under the revised regulation, PT-FI was assessed export duties for copper concentrates at 7.5% during the second half of 2023. Refer to "Operations—Indonesia Mining" for further discussion of the current progress of additional smelting and refining capacity in Indonesia and to Note 13 for discussion of PT-FI's royalties and export duties.

Production and Delivery Costs

Consolidated production and delivery costs totaled $13.6 billion in 2023, compared with $13.1 billion in 2022. Higher consolidated production and delivery costs in 2023 primarily reflected increased consolidated operating rates, higher commodity-related costs across our operations and increased costs of labor (including contract labor), particularly in North America. Partly offsetting these higher costs was an adjustment of $112 million recorded in 2023 to correct certain inputs in the historical PT-FI ARO model. Additionally, in 2022, PT-FI recorded charges of $116 million for ARO adjustments (refer to Note 12). Refer to Note 16 for details of production and delivery costs by operating segment.

Mining Unit Site Production and Delivery Costs Per Pound. Site production and delivery costs for our copper mining operations primarily include labor, energy and commodity-based inputs, such as sulfuric acid, reagents, liners, tires and explosives. Consolidated unit site production and delivery costs (before net noncash and other costs) for our copper mines averaged $2.36 per pound of copper in 2023 and $2.19 per pound in 2022. Refer to "Operations—Unit Net Cash Costs" for further discussion of unit net cash costs associated with our operating divisions, and to "Product Revenues and Production Costs" for reconciliations of per pound costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements.

Our copper mining operations require significant amounts of energy, principally diesel, electricity, coal and natural gas, most of which is obtained from third parties under long-term contracts. Our take-or-pay contractual obligations for electricity totaled approximately $0.3 billion at December 31, 2023. We do not have take-or-pay contractual obligations for other energy commodities. Energy represented 19% of our copper mine site operating costs in 2023, including purchases of approximately 250 million gallons of diesel fuel; approximately 8,650 gigawatt hours of electricity at our North America and South America copper mining operations (we generate all of our power at our Indonesia mining operation); approximately 700 thousand metric tons of coal for our coal power plant in Indonesia; and approximately 2 million MMBtu (million British thermal units) of natural gas at certain of our North America mines. Based on current cost estimates, energy will approximate 20% of our copper mine site operating costs for 2024.

Depreciation, Depletion and Amortization

Depreciation will vary under the UOP method as a result of changes in sales volumes and the related UOP rates at our mining operations. Consolidated DD&A totaled $2.1 billion in 2023 and $2.0 billion in 2022. Our consolidated DD&A is estimated to approximate $2.4 billion for the year 2024, based on current sales volume estimates.

Environmental Obligations and Shutdown Costs

Environmental obligation costs reflect net revisions to our long-term environmental obligations, which vary from period to period because of changes to environmental laws and regulations, the settlement of environmental matters and/or circumstances affecting our operations that could result in significant changes in our estimates (refer to "Critical Accounting Estimates—Environmental Obligations" for further discussion). Shutdown costs include care-and-maintenance costs and any litigation, remediation or related expenditures associated with closed facilities or operations.

Net charges for environmental obligations and shutdown costs totaled $319 million in 2023, including $195 million in net adjustments to environmental obligations and $65 million associated with an adjustment to the proposed settlement of talc-related litigation. Net charges for the year 2022 totaled $121 million, including $43 million in net adjustments to environmental obligations and $44 million for a proposed settlement related to historical environmental litigation. Refer to Note 12 for further discussion of environmental obligations and litigation matters.

Net Gain on Early Extinguishment of Debt

Net gain on early extinguishment of debt totaled $10 million in 2023 and $31 million in 2022, primarily associated with senior note purchases. The year 2022 also includes a charge of $10 million associated with the repayment of the PT-FI term loan. Refer to Note 8 for further discussion.

Interest Expense, Net

Consolidated interest costs (before capitalization) totaled $782 million in 2023 and $710 million in 2022. Higher interest costs (before capitalization) in 2023, compared to 2022, reflect higher interest costs at PT-FI, partly offset by the impact of lower average outstanding debt because of the repayment of our 3.875% Senior Notes in March 2023 and open-market purchases of certain of our senior notes. Refer to Note 8 for further discussion of our debt. Additionally, interest expense for 2023 includes charges totaling $74 million for Cerro Verde's contested tax rulings issued by the Peruvian Supreme Court.

Capitalized interest totaled $267 million in 2023 and $150 million in 2022. The increase in capitalized interest in 2023, compared with 2022, is primarily associated with development activities related

to the Indonesia smelter projects. Refer to "Operations" and "Capital Resources and Liquidity—Investing Activities" for further discussion of current development projects.

Other Income (Expense), Net

Other income (expense), net, of $286 million in 2023 was higher than $207 million in 2022, primarily reflecting higher interest income. Additionally, other income (expense), net included penalties totaling $69 million in 2023 associated with Cerro Verde's contested tax rulings issued by the Peruvian Supreme Court, and credits totaling $76 million in 2022 associated with adjustments to penalties on historical contested tax matters in Indonesia.

Income Taxes

Refer to Note 11, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further discussion of income taxes.

Following is a summary of the approximate amounts used in the calculation of our consolidated income tax provision for the years ended December 31 (in millions, except percentages):

	2023			2022		
	Income (Loss)[a]	Effective Tax Rate	Income Tax (Provision) Benefit	Income (Loss)[a]	Effective Tax Rate	Income Tax (Provision) Benefit
U.S.[b]	$ 55	—%[c]	$ 1	$ 811	—%[c]	$ 4
South America	1,161[d]	44%	(512)	1,236	37%	(453)
Indonesia	4,825	37%	(1,774)	4,629	39%	(1,797)
PT-FI historical contested tax disputes	—	N/A	—	72	N/A	(23)
Eliminations and other	(35)	N/A	15	(33)	N/A	2
Consolidated FCX	$6,006	38%	$(2,270)	$6,715	34%	$(2,267)

a. Represents income before income taxes, equity in affiliated companies' net earnings and noncontrolling interests.
b. In addition to our North America mining operations, the U.S. jurisdiction reflects corporate-level expenses, which include interest expense associated with senior notes, general and administrative expenses, and environmental obligations and shutdown costs.
c. Includes valuation allowance release on prior year unbenefited NOLs. Refer to Note 11 for further discussion of the provisions of the Act, which became applicable to us on January 1, 2023.
d. Includes net charges associated with interest and penalties on Cerro Verde's contested tax rulings issued by the Peruvian Supreme Court totaling $142 million ($73 million net of noncontrolling interests).

Assuming achievement of current sales volume and cost estimates and average prices of $3.75 per pound for copper, $2,000 per ounce for gold and $19.00 per pound for molybdenum for 2024, we estimate our consolidated effective tax rate for the year 2024 would approximate 40%. The estimated consolidated effective tax rate is expected to decrease with higher copper prices. Changes in projected sales volumes and average prices during 2024 would incur tax impacts at estimated effective rates of 39% for Peru, 36% for Indonesia and 0% for the U.S., which excludes any impact from the Act. Our projected estimated effective tax rate of 0% for the U.S. for the year 2024 may be adjusted as additional guidance is released by the Treasury on key provisions of the Act.

Net Income Attributable to Noncontrolling Interests

Refer to Note 16 for net income attributable to noncontrolling interests for each of our business segments.

Net income attributable to noncontrolling interests, which is primarily associated with PT-FI, Cerro Verde and El Abra, totaled $1.9 billion in 2023 and $1.0 billion in 2022 (which represented 32% and 15%, respectively, of our consolidated net income before income taxes). The increase in net income attributable to noncontrolling interests reflects the change in our economic interest in PT-FI, which is 48.76%, compared to approximately 81% prior to January 1, 2023. Net income in 2023 also included a $35 million net benefit associated with PT-FI sales volumes that were attributed to us at our previous approximate 81% economic ownership interest (refer to Note 3).

Based on achievement of current sales volume and cost estimates and assuming average prices of $3.75 per pound of copper, $2,000 per ounce of gold and $19.00 per pound of molybdenum, net income attributable to noncontrolling interests is estimated to approximate $2.1 billion for the year 2024 (which represents 36% of our estimated consolidated net income before income taxes). The actual amount of net income attributable to noncontrolling interests will depend on many factors, including relative performance of each business segment, commodity prices, costs and other factors. Refer to Note 3 for ownership in our subsidiaries.

OPERATIONS

Responsible Production

Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for discussion of environmental (including climate), social and governance (ESG) related risks.

The Copper Mark. We demonstrate our responsible production performance through the Copper Mark, a comprehensive assurance framework developed specifically for the copper industry, and recently extended to other metals including molybdenum. To achieve the Copper Mark, each site is required to complete an independent external assurance process to assess conformance with 33 ESG criteria. Awarded sites must be revalidated every three years. We have achieved the Copper Mark and/or Molybdenum Mark, as applicable, at all of our sites globally.

ICMM. We are a founding member of the International Council on Mining & Metals (ICMM), an organization dedicated to a safe, fair and sustainable mining and metals industry, aiming continuously to strengthen ESG performance across the global mining and metals industry. As a member company, we are required to implement the 10 Mining Principles that define good ESG practices, and associated position statements, while also meeting 39 performance expectations and producing an externally verified sustainability report utilizing the Global Reporting Initiative Sustainability Reporting Standards subject to the ICMM Assurance & Validation Procedure.

2022 Annual Report on Sustainability. In April 2023, we published our 2022 Annual Report on Sustainability marking our 22nd year of reporting on our sustainability progress. We are committed to building upon our achievements in sustainability and our position as a leading responsible copper producer.

2022 Climate Report. In September 2023, we published our annual climate report detailing our ongoing progress to advance our climate strategy focused on reducing our greenhouse gas (GHG) emissions, enhancing our resilience to climate risks and contributing responsibly produced copper to the global economy. We have four 2030 GHG emissions reduction targets that collectively cover nearly 100% of our Scope 1 and 2 GHG emissions.

Leaching Innovation Initiatives

We are advancing a series of initiatives across our North America and South America operations to incorporate new applications, technologies and data analytics to our leaching processes. These leach innovation initiatives are providing opportunities to produce incremental copper from our large existing leach stockpiles. Initial results are providing incremental low-cost additions to our expected annual production and the potential to add to our reserve profile. Incremental copper production from these initiatives totaled 144 million pounds for the year 2023, and in fourth-quarter 2023 we achieved our initial run rate target of approximately 200 million pounds of copper per year. We are pursuing opportunities to apply recent operational enhancements at a larger scale and are testing new technology applications that we believe have the potential for significant increases in recoverable metal beyond the initial annual run rate target.

Feasibility and Optimization Studies

We are engaged in various studies associated with potential future expansion projects primarily at our mining operations. The costs for these studies are charged to production and delivery costs as incurred and totaled $185 million for 2023 and $139 million for 2022. We estimate the costs of these studies will approximate $200 million for the year 2024.

North America Copper Mines

We operate seven open-pit copper mines in North America—Morenci, Bagdad, Safford (including Lone Star), Sierrita and Miami in Arizona, and Chino and Tyrone in New Mexico. All of the North America mining operations are wholly owned, except for Morenci. We record our 72% undivided joint venture interest in Morenci using the proportionate consolidation method.

The North America copper mines include open-pit mining, sulfide-ore concentrating, leaching and solution extraction/electrowinning (SX/EW) operations. A majority of the copper produced at our North America copper mines is cast into copper rod by our Rod & Refining segment. The remainder of our North America copper production is sold as copper cathode or copper concentrate, a portion of which is shipped to Atlantic Copper (our wholly owned smelter). Molybdenum concentrate, gold and silver are also produced by certain of our North America copper mines.

Development Activities. We have substantial reserves and future opportunities in the U.S., primarily associated with existing mining operations.

We have a potential expansion project to more than double the concentrator capacity of the Bagdad operation in northwest Arizona. Bagdad's reserve life currently exceeds 80 years and supports an expanded operation. In late 2023, we completed technical and economic studies, which indicated the opportunity to construct new concentrating facilities to expand capacity from 77,000 metric tons of ore per day to between 165,000 to 185,000 metric tons of ore per day. Estimated incremental project capital costs approximate $3.5 billion (excluding infrastructure that would be required in the long-range plans) and is expected to increase production by approximately 200-250 million pounds of copper per year, which would more than double Bagdad's current production. Expanded operations also are expected to provide improved efficiency and reduce unit net cash costs through economies of scale. Project economics indicate that the expansion would require an incentive copper price in the range of $3.50 to $4.00 per pound and would require approximately three to four years to complete.

The decision to proceed and timing of the potential expansion will take into account overall copper market conditions, availability of labor and other factors, including progress on conversion of the existing haul truck fleet to autonomous and expanding housing alternatives to support long-range plans. In parallel, we are advancing activities for expanded tailings infrastructure projects required under long-range plans in order to advance the potential construction timeline. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further discussion.

We continue to advance plans at Safford/Lone Star to increase volumes to achieve 300 million pounds of copper per year from oxide ores, which reflects expansion of the initial design capacity of 200 million pounds of copper per year. Positive drilling conducted in recent years indicates opportunities to expand production to include sulfide ores in the future. We are completing metallurgical testing and mine development planning and expect to commence pre-feasibility studies during 2024 for a potential significant expansion.

Operating Data. Following is summary operating data for the North America copper mines for the years ended December 31:

	2023	2022
Operating Data, Net of Joint Venture Interests		
Copper (millions of recoverable pounds)		
Production	1,350	1,467
Sales, excluding purchases	1,361	1,469
Average realized price per pound	$ 3.93	$ 4.08
Molybdenum (millions of recoverable pounds)		
Production[a]	30	29
100% Operating Data		
Leach operations		
Leach ore placed in stockpiles (metric tons per day)	692,000	676,400
Average copper ore grade (%)	0.23	0.29
Copper production (millions of recoverable pounds)	941	1,019
Mill operations		
Ore milled (metric tons per day)	308,500	294,200
Average ore grade (%):		
Copper	0.32	0.37
Molybdenum	0.02	0.02
Copper recovery rate (%)	81.8	81.8
Copper production (millions of recoverable pounds)	633	695

a. Refer to "Consolidated Results" for our consolidated molybdenum sales volumes, which include sales of molybdenum produced at the North America copper mines.

Our consolidated copper production and sales volumes from the North America copper mines in 2023 were below 2022 volumes, primarily reflecting lower ore grades associated with the Morenci and Safford mines, partly offset by leach recovery initiatives and higher mining and milling rates. We are pursuing a number of initiatives to enhance productivity and improve equipment reliability to offset declines in ore grades. We are also reviewing cost performance and evaluating the costs and benefits of adjusting mining and milling rates at Morenci.

North America copper sales are estimated to approximate 1.3 billion pounds in 2024. Refer to "Outlook" for projected molybdenum sales volumes.

Unit Net Cash Costs. We believe unit net cash costs per pound of copper is a measure that provides investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in

isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper and Molybdenum. The following table summarizes unit net cash costs and gross profit per pound at our North America copper mines for the two years ended December 31, 2023. Refer to "Product Revenues and Production Costs" for an explanation of the "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

| | 2023 | | | 2022 | | |
| | By-Product Method | Co-Product Method | | By-Product Method | Co-Product Method | |
		Copper	Molybdenum[a]		Copper	Molybdenum[a]
Revenues, excluding adjustments	$ 3.93	$ 3.93	$23.38	$ 4.08	$ 4.08	$17.87
Site production and delivery, before net noncash and other costs shown below	3.00	2.65	17.63	2.58	2.36	13.35
By-product credits	(0.49)	—	—	(0.33)	—	—
Treatment charges	0.12	0.12	—	0.10	0.10	—
Unit net cash costs	2.63	2.77	17.63	2.35	2.46	13.35
DD&A	0.30	0.27	1.30	0.28	0.26	0.90
Noncash and other costs, net	0.18[b]	0.16	0.77	0.13[b]	0.11	0.52
Total unit costs	3.11	3.20	19.70	2.76	2.83	14.77
Revenue adjustments, primarily for pricing on prior period open sales	0.01	0.01	—	(0.01)	(0.01)	—
Gross profit per pound	$ 0.83	$ 0.74	$ 3.68	$ 1.31	$ 1.24	$ 3.10
Copper sales (millions of recoverable pounds)	1,367	1,367		1,472	1,472	
Molybdenum sales (millions of recoverable pounds)[a]			30			29

a. Reflects sales of molybdenum produced by certain of the North America copper mines to our molybdenum sales company at market-based pricing.
b. Includes charges totaling $0.08 per pound of copper in 2023 and $0.06 per pound of copper in 2022 for feasibility and optimization studies.

Our North America copper mines have varying cost structures because of differences in ore grades and characteristics, processing costs, by-product credits and other factors. Average unit net cash costs (net of by-product credits) for the North America copper mines of $2.63 per pound of copper in 2023 were higher than average unit net cash costs of $2.35 per pound of copper in 2022, primarily reflecting lower volumes and increased costs of labor (including contract labor) and maintenance and supplies, partly offset by higher molybdenum by-product credits and lower energy costs.

Because certain assets are depreciated on a straight-line basis, North America's average unit depreciation rate may vary with asset additions and the level of copper production and sales.

Revenue adjustments primarily result from changes in prices on provisionally priced copper sales recognized in prior periods. Refer to "Consolidated Results—Revenues" for further discussion of adjustments to prior period provisionally priced copper sales.

Average unit net cash costs (net of by-product credits) for the North America copper mines are expected to approximate $2.89 per pound of copper for the year 2024, based on achievement of current sales volume and cost estimates and assuming an average price of $19.00 per pound of molybdenum. North America's average unit net cash costs for the year 2024 would change by approximately $0.04 per pound for each $2 per pound change in the average price of molybdenum.

South America Mining

We operate two copper mines in South America—Cerro Verde in Peru (in which we own a 53.56% interest) and El Abra in Chile (in which we own a 51% interest), which are consolidated in our financial statements.

South America mining includes open-pit mining, sulfide-ore concentrating, leaching and SX/EW operations. Production from our South America mines is sold as copper concentrate or cathode under long-term contracts. Our South America mines also sell a portion of their copper concentrate production to Atlantic Copper. In addition to copper, the Cerro Verde mine produces molybdenum concentrate and silver.

Development Activities. At the El Abra operations in Chile, we have identified a large sulfide resource that would support a potential major mill project similar to the large-scale concentrator at Cerro Verde. Technical and economic studies continue to be evaluated to determine the optimal scope and timing for the sulfide project. Capital cost requirements are being updated to reflect current market conditions. We are evaluating water infrastructure alternatives to provide options to extend existing operations and support a future expansion, while continuing to monitor Chile's regulatory and fiscal matters, as well as trends in capital costs for similar projects. In parallel, as part of the permitting process for the potential expansion, we are planning for a potential submission of an environmental impact statement during 2025, subject to ongoing stakeholder engagement and economic evaluations.

Operating Data. Following is summary operating data for our South America mining operations for the years ended December 31.

	2023	2022
Copper (millions of recoverable pounds)		
Production	1,202	1,176
Sales	1,200	1,162
Average realized price per pound	$ 3.82	$ 3.80
Molybdenum (millions of recoverable pounds)		
Production[a]	22	23
Leach operations		
Leach ore placed in stockpiles (metric tons per day)	191,200	163,000
Average copper ore grade (%)	0.35	0.35
Copper production (millions of recoverable pounds)	317	302
Mill operations		
Ore milled (metric tons per day)	417,400	409,200
Average ore grade (%):		
Copper	0.34	0.32
Molybdenum	0.01	0.01
Copper recovery rate (%)	81.3	85.3
Copper production (millions of recoverable pounds)	885	874

a. Refer to "Consolidated Results" for our consolidated molybdenum sales volumes, which include sales of molybdenum produced at Cerro Verde.

Our consolidated copper production and sales volumes from South America mining for the year 2023 were higher than the year 2022, primarily reflecting an increase in mining and milling rates and ore grades, partly offset by lower recovery rates. Projected copper sales volumes of 1.1 billion in 2024 from South America mining reflect expected lower ore grades at Cerro Verde, but assume no significant impacts to water availability, which is being monitored closely in light of ongoing El Niño weather patterns. Refer to "Outlook" for projected molybdenum sales volumes.

Unit Net Cash Costs. We believe unit net cash costs per pound of copper is a measure that provides investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper. The following table summarizes unit net cash costs and gross profit per pound of copper at our South America mining operations for the two years ended December 31, 2023. Unit net cash costs per pound of copper are reflected under the by-product and co-product methods as the South America mining operations also had sales of molybdenum and silver. Refer to "Product Revenues and Production Costs" for an explanation of the "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2023		2022	
	By-Product Method	Co-Product Method	By-Product Method	Co-Product Method
Revenues, excluding adjustments	$ 3.82	$ 3.82	$ 3.80	$ 3.80
Site production and delivery, before net noncash and other costs shown below	2.57	2.34	2.52	2.33
By-product credits	(0.39)	—	(0.34)	—
Treatment charges	0.19	0.19	0.15	0.14
Royalty on metals	0.01	0.01	0.01	0.01
Unit net cash costs	2.38	2.54	2.34	2.48
DD&A	0.38	0.35	0.35	0.32
Noncash and other costs, net	0.08[a]	0.07	0.08[a]	0.08
Total unit costs	2.84	2.96	2.77	2.88
Revenue adjustments, primarily for pricing on prior period open sales	0.06	0.06	0.03	0.03
Gross profit per pound	$ 1.04	$ 0.92	$ 1.06	$ 0.95
Copper sales (millions of recoverable pounds)	1,200	1,200	1,162	1,162

a. Includes $0.04 per pound of copper in 2023 and $0.02 per pound of copper in 2022 for feasibility and optimization studies.

Our South America mines have varying cost structures because of differences in ore grades and characteristics, processing costs, by-product credits and other factors. Average unit net cash costs (net of by-product credits) for South America mining of $2.38 per pound of copper in 2023 were higher than average unit net cash costs of $2.34 per pound in 2022, primarily reflecting increased costs of maintenance and supplies and higher treatment charges, partly offset by higher volumes and molybdenum by-product credits.

Revenues from Cerro Verde's concentrate sales are recorded net of treatment charges, which will vary with Cerro Verde's sales volumes and the price of copper. Higher treatment charges in 2023, compared to 2022, reflected higher smelting and refining rates.

Because certain assets are depreciated on a straight-line basis, South America's unit depreciation rate may vary with asset additions and the level of copper production and sales.

Revenue adjustments primarily result from changes in prices on provisionally priced copper sales recognized in prior periods. Refer to "Consolidated Results—Revenues" for further discussion of adjustments to prior period provisionally priced copper sales.

Average unit net cash costs (net of by-product credits) for South America mining are expected to approximate $2.37 per pound of copper for the year 2024, based on achievement of current sales volume and cost estimates and assuming an average price of $19.00 per pound of molybdenum.

Indonesia Mining

PT-FI operates one of the world's largest copper and gold mines at the Grasberg minerals district in Central Papua, Indonesia. PT-FI produces copper concentrate that contains significant quantities of gold and silver. We have a 48.76% ownership interest in PT-FI and manage its mining operations. PT-FI's results are consolidated in our financial statements. Prior to January 1, 2023, our ownership interest in PT-FI approximated 81%.

Other than copper concentrate delivered to PT Smelting for further processing into refined products, most of PT-FI's copper concentrate is sold under long-term contracts.

Regulatory Matters. Over the past several years, the Indonesia government has enacted various laws and regulations to promote downstream processing of various products, including copper concentrates. In 2018, PT-FI agreed to expand its domestic smelting and refining capacity and has made substantial progress towards completion. At year-end 2023, progress of these projects was measured at over 90% (refer to "Indonesia Smelting and Refining" below).

In July 2023, PT-FI was granted an export license for copper concentrate, and in December 2023, PT-FI was granted an export license for anode slimes, each for the export of specified quantities of concentrate and anode slimes and valid through May 2024.

PT-FI and the Indonesia government are completing administrative processes to update quotas for estimated concentrate and anode slimes exports through May 2024.

PT-FI is working with the Indonesia government to obtain approvals to continue exports of copper concentrates and anode slimes subsequent to May 2024 until the Indonesia smelter projects are fully commissioned and reach designed operating conditions.

Refer to Notes 12 and 13 for further discussion of Indonesia regulatory matters and export duties being assessed at PT-FI under revised regulations.

Mining Rights. Given the long-term nature of planning for mining investments, the Indonesia government is updating regulations that would enable PT-FI to apply for an extension of its special mining license (IUPK) beyond 2041. An extension would enable continuity of large-scale operations for the benefit of all stakeholders and provide growth options through additional resource development opportunities in the highly attractive Grasberg minerals district.

Operating and Development Activities. Over a multi-year investment period, PT-FI has successfully commissioned three large-scale underground mines in the Grasberg minerals district (Grasberg Block Cave, Deep Mill Level Zone (DMLZ) and Big Gossan), which provided production volumes of 1.7 billion pounds of copper and 2.0 million ounces of gold for the year 2023. Milling rates for ore from these underground mines averaged 198,300 metric tons of ore per day in 2023, an approximate 3% increase from 192,600 metric tons of ore per day in 2022. During 2023, PT-FI set a number of annual operating records, including total underground ore mined (and milled) and volume of concentrate produced.

In December 2023, PT-FI completed the installation of new milling facilities, which will enable PT-FI to further leverage the success of the underground mines and provide sustained large-scale production volumes. PT-FI is also advancing a mill recovery project with the installation of a new copper cleaner circuit that is expected to be completed in the second half of 2024 to provide incremental production of approximately 60 million pounds of copper and 40 thousand ounces of gold per year.

PT-FI is advancing plans to transition its existing energy source from coal to liquefied natural gas, which is expected to meaningfully reduce PT-FI's Scope 1 GHG emissions at the Grasberg minerals district. The project includes investments in a new gas-fired combined cycle facility. Capital expenditures for the new facilities, to be incurred over the next four years, approximate $1 billion, which represents an incremental cost of $0.4 billion compared to previously planned investments to refurbish the existing coal units.

Kucing Liar. Long-term mine development activities are ongoing for PT-FI's Kucing Liar deposit in the Grasberg minerals district, which is expected to produce over 7 billion pounds of copper and 6 million ounces of gold between 2029 and the end of 2041. An extension of PT-FI's operating rights beyond 2041 would extend the life of the project. Pre-production development activities commenced in 2022 and are expected to continue over an approximate 10-year timeframe. Capital investments are estimated to average approximately $400 million per year over this period. At full operating rates of approximately 90,000 metric tons of ore per day, annual production from Kucing Liar is expected to approximate 560 million pounds of copper and 520 thousand ounces of gold, providing PT-FI with sustained long-term, large-scale and low-cost production. Kucing Liar will benefit from substantial shared infrastructure and PT-FI's experience and long-term success in block-cave mining.

Indonesia Smelting and Refining. In connection with PT-FI's 2018 agreement with the Indonesia government to secure the extension of its long-term mining rights, PT-FI agreed to expand its domestic smelting and refining capacity. At the end of 2023, progress of the Indonesia smelter projects exceeded 90%. PT-FI is actively engaged in the following projects for additional domestic smelting and refining capacity:

- In December 2023, PT Smelting commissioned the expansion of its capacity by 30% to 1.3 million metric tons of copper concentrate per year. The project was successfully completed on time and within budget. The project was funded by PT-FI with borrowings totaling approximately $250 million that will convert to equity in 2024, increasing PT-FI's ownership in PT Smelting to approximately 65% from 39.5%.
- Construction progress of the Manyar smelter in Gresik, Indonesia (with a capacity to process approximately 1.7 million metric tons of copper concentrate per year) is advancing on schedule with a target of May 2024 for mechanical completion, followed by a ramp-up period through December 2024. Construction of the smelter has an estimated cost of $3.0 billion, including $2.8 billion for a construction contract (excluding capitalized interest, owner's costs and commissioning) and $0.2 billion for investment in a desalination plant.
- The PMR is being constructed to process gold and silver from the Manyar smelter and PT Smelting. Construction is in progress with commissioning expected during 2024. Current cost estimates for the PMR total $665 million.

Capital expenditures for the Indonesia smelter projects totaled $1.7 billion for the year 2023 and are expected to approximate $1.0 billion for the year 2024. Projected capital expenditures for the Indonesia smelter projects in 2024 exclude capitalized interest and $0.3 billion of estimated commissioning and owner's costs. Capital expenditures for the Indonesia smelter projects are being funded with the remaining proceeds from PT-FI's senior notes and availability under its revolving credit facility. Start-up costs for the Indonesia smelter projects are expected to total $0.2 billion in 2024.

Operating Data. Following is summary operating data for our Indonesia mining operations for the years ended December 31.

	2023	2022
Operating Data		
Copper (millions of recoverable pounds)		
Production	1,660	1,567
Sales	1,525	1,582
Average realized price per pound	$ 3.81	$ 3.80
Gold (thousands of recoverable ounces)		
Production	1,978	1,798
Sales	1,697	1,811
Average realized price per ounce	$ 1,972	$ 1,787
100% Operating Data		
Ore extracted and milled (metric tons per day):		
Grasberg Block Cave underground mine	117,300	103,300
DMLZ underground mine	75,900	76,300
Big Gossan underground mine	7,900	7,600
Other adjustments	(2,800)	5,400
Total	198,300	192,600
Average ore grade:		
Copper (%)	1.22	1.19
Gold (grams per metric ton)	1.12	1.05
Recovery rates (%):		
Copper	89.7	90.0
Gold	77.9	77.7

Lower consolidated sales of 1.5 billion pounds of copper and 1.7 million ounces of gold in 2023, compared with 1.6 billion pounds of copper and 1.8 million ounces of gold in 2022, primarily reflect the deferral of sales recognition related to the PT Smelting tolling arrangement. Lower gold sales volumes in 2023, compared to 2022, also reflect the timing of shipments of anode slimes associated with a change in administrative requirements for products that were previously being exported by PT Smelting.

Consolidated sales volumes from PT-FI are expected to approximate 1.7 billion pounds of copper and 2.0 million ounces of gold for the year 2024. For the year 2024, consolidated copper production volumes from PT-FI are expected to exceed its consolidated sales volumes, reflecting the deferral of approximately 90 million pounds of copper that will be processed by the Manyar smelter and sold as refined metal in future periods.

Unit Net Cash Costs. We believe unit net cash costs per pound of copper is a measure that provides investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper and per Ounce of Gold. The following table summarizes the unit net cash costs and gross profit per pound of copper and per ounce of gold at our Indonesia mining operations for the two years ended December 31, 2023. Refer to "Product Revenues and Production Costs" for an explanation of "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

| | 2023 | | | 2022 | | |
| | By-Product Method | Co-Product Method | | By-Product Method | Co-Product Method | |
		Copper	Gold		Copper	Gold
Revenues, excluding adjustments	$ 3.81	$ 3.81	$1,972	$ 3.80	$ 3.80	$1,787
Site production and delivery, before net noncash and other costs shown below	1.62	1.01	522	1.58	1.01	477
Gold, silver and other by-product credits	(2.30)	—	—	(2.13)	—	—
Treatment charges	0.35	0.22	114	0.22	0.14	65
Export duties	0.21	0.13	69	0.19	0.12	58
Royalty on metals	0.22	0.14	71	0.23	0.15	69
Unit net cash costs	0.10	1.50	776	0.09	1.42	669
DD&A	0.68	0.42	218	0.65	0.42	195
Noncash and other costs, net	0.01[a,b]	0.01	5	0.11[b]	0.07	35
Total unit costs	0.79	1.93	999	0.85	1.91	899
Revenue adjustments, primarily for pricing on prior period open sales	0.08	0.07	9	0.02	0.01	2
PT Smelting intercompany profit	0.07	0.05	24	0.01	0.01	3
Gross profit per pound/ounce	$ 3.17	$ 2.00	$1,006	$ 2.98	$ 1.91	$ 893
Copper sales (millions of recoverable pounds)	1,525	1,525		1,582	1,582	
Gold sales (thousands of recoverable ounces)			1,697			1,811

a. Includes charges totaling $0.02 per pound of copper for feasibility and optimization studies.
b. Includes (credits) charges associated with ARO adjustments totaling $(0.07) per pound of copper in 2023 and $0.07 per pound of copper in 2022.

A significant portion of PT-FI's costs are fixed and unit costs vary depending on volumes and other factors. PT-FI's unit net cash costs (net of gold, silver and other by-product credits) of $0.10 per pound of copper in 2023 were higher than the unit net cash costs of $0.09 per pound of copper in 2022, primarily reflecting higher treatment charges, partly offset by higher gold, silver and other by-product credits.

Treatment charges vary with the volume of metals sold and the price of copper. The increase in treatment charges per pound of copper and ounce of gold in 2023, compared with 2022, reflects higher costs associated with the new tolling arrangement with PT Smelting compared to the previous copper concentrate sales agreement. Tolling costs paid to PT Smelting are recorded as production costs in the consolidated statements of income but are reflected as treatment costs above in our unit net cash costs presentation.

PT-FI's export duties totaled $324 million in 2023 and $307 million in 2022. Refer to Note 13 for further discussion of PT-FI's export duties under its IUPK and amounts being assessed under a revised regulation.

PT-FI's royalties vary with the volume of metal sold and the prices of copper and gold. PT-FI's royalties totaled $338 million in 2023 and $357 million in 2022.

Because certain assets are depreciated on a straight-line basis, PT-FI's unit depreciation rate may vary with asset additions and the level of copper production and sales.

Revenue adjustments primarily result from changes in prices on provisionally priced copper sales recognized in prior periods. Refer to "Consolidated Results—Revenues" for further discussion of adjustments to prior period provisionally priced copper sales.

PT Smelting intercompany profit represents the change in the deferral of 39.5% of PT-FI's profit on sales to PT Smelting. As discussed in Note 3, beginning in 2023, PT-FI's commercial arrangement with PT Smelting changed from a copper concentrate sales agreement to a tolling arrangement and there will be no further sales from PT-FI to PT Smelting.

Average unit net cash costs (net of gold, silver and other by-product credits) for PT-FI are expected to approximate $0.09 per pound of copper for the year 2024, based on achievement of current sales volumes and cost estimates and assuming an average price of $2,000 per ounce of gold. PT-FI's estimated unit net cash costs for the year 2024 include assessment of export duties of $0.27 per pound of copper (see Note 13 for discussion of export duties being assessed under a revised regulation). PT-FI's average unit net cash costs for the year 2024 would change by approximately $0.10 per pound of copper for each $100 per ounce change in the average price of gold.

PT-FI's projected sales volumes and unit net cash costs for the year 2024 are dependent on operational performance; extension of PT-FI's export permits for copper concentrates and anode slimes beyond May 2024; weather-related conditions; and other factors. Refer to "Cautionary Statement" below, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further discussion of factors that could cause results to differ materially from projections.

Molybdenum Mines

We operate two wholly owned molybdenum mines in Colorado—the Climax open-pit mine and the Henderson underground mine. The Climax and Henderson mines produce high-purity, chemical-grade molybdenum concentrate, which is typically further processed into value-added molybdenum chemical products. The majority of the molybdenum concentrate produced at the Climax and Henderson mines, as well as from our North America and South America copper mines, is processed at our conversion facilities

Operating Activities. Production from the Molybdenum mines totaled 30 million pounds of molybdenum in 2023 and 33 million pounds in 2022. Refer to "Consolidated Results" for our consolidated molybdenum operating data, which includes sales of molybdenum produced at our Molybdenum mines and from our North America and South America copper mines. Refer to "Outlook" for projected consolidated molybdenum sales volumes.

Unit Net Cash Costs Per Pound of Molybdenum. We believe unit net cash costs per pound of molybdenum is a measure that provides investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Average unit net cash costs for our Molybdenum mines of $15.13 per pound of molybdenum in 2023 were higher than $11.43 per pound of molybdenum in 2022, primarily reflecting lower volumes and higher contract labor costs.

Average unit net cash costs for the Molybdenum mines are expected to approximate $14.29 per pound of molybdenum for the year 2024, based on achievement of current sales volumes and cost estimates. Refer to "Product Revenues and Production Costs" for a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

Smelting and Refining

Through our downstream integration, we are able to assure placement of a significant portion of our copper concentrate production. We wholly own and operate the Miami smelter in Arizona, Atlantic Copper (a smelter and refinery in Spain), and the El Paso refinery in Texas. PT-FI also has a 39.5% ownership interest in PT Smelting (refer to Note 3).

In 2024, we expect to complete the Indonesia smelter projects, which will smelt and refine copper concentrate from PT-FI as well as process anode slimes. As a result, PT-FI's operations will be fully integrated, and treatment charges reflecting the cost of smelting and refining operations will be recorded in production and delivery costs (refer to "Indonesia Mining—Indonesia Smelting and Refining" above). In addition, our North America copper mines are largely integrated with our Miami smelter and El Paso refinery.

Atlantic Copper's treatment charges, which consist of a base rate per pound of copper and per ounce of gold, are generally fixed and represent a cost to our mining operations and income to Atlantic Copper (*i.e.*, higher treatment charges benefit our Atlantic Copper operations).

Refer to Items 1. and 2. "Business and Properties" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further information regarding our smelting and refining facilities.

We defer recognizing profits on sales from our mining operations to Atlantic Copper (and on 39.5% of PT-FI's sales to PT Smelting for 2022) until final sales to third parties occur. Changes in these deferrals attributable to variability in intercompany volumes resulted in net additions to operating income totaling $64 million ($37 million to net income attributable to common stock) in 2023 and $52 million ($33 million to net income attributable to common stock) in 2022. Our net deferred profits on our inventories at Atlantic Copper to be recognized in future periods' net income attributable to common stock totaled $57 million at December 31, 2023. Quarterly variations in ore grades, the timing of intercompany shipments and changes in product prices will result in variability in our net deferred profits and quarterly earnings.

CAPITAL RESOURCES AND LIQUIDITY

Our consolidated operating cash flows vary with sales volumes; prices realized from copper, gold and molybdenum sales; production costs; income taxes; other working capital changes; and other factors. See "Consolidated Results," and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further discussion of our energy requirements and related costs.

We remain focused on managing costs efficiently and continue to advance several important value-enhancing initiatives. We believe the actions we have taken in recent years to build a solid balance sheet, successfully expand low-cost operations and maintain flexible organic growth options while maintaining sufficient liquidity, will allow us to continue to execute our business plans in a prudent manner during periods of economic uncertainty while preserving substantial future asset values. We closely monitor market conditions and will adjust our operating plans to protect liquidity and preserve our asset values, if necessary. We expect to maintain a strong balance sheet and liquidity position as we focus on building long-term value in our business, executing our operating plans safely, responsibly and efficiently, and prudently managing costs and capital expenditures.

Based on current sales volume, cost and metal price estimates discussed in "Outlook," our available cash and cash equivalents plus our projected consolidated operating cash flows of $5.8 billion for the year 2024 exceed our expected consolidated capital expenditures of $4.6 billion (which includes $2.3 billion for major mining projects and $1.0 billion for the Indonesia smelter projects that are being funded with the remaining proceeds from PT-FI's

senior notes and availability under its revolving credit facility). Projected capital expenditures for the Indonesia smelter projects in 2024 exclude capitalized interest and $0.3 billion of estimated commissioning and owner's costs.

Planned capital expenditures for major mining projects over the next few years are primarily associated with underground mine development in the Grasberg minerals district and potential expansion projects in North America.

We have cash on hand and the financial flexibility to fund capital expenditures and our other cash requirements for the next twelve months, including noncontrolling interest distributions, income tax payments, debt repayments, current common stock dividends (base and variable) and any share or debt repurchases. At December 31, 2023, we had $4.8 billion of consolidated cash and cash equivalents (which includes $0.2 billion of cash designated for Indonesia smelter projects) and FCX, PT-FI and Cerro Verde have $3.0 billion, $1.75 billion and $350 million, respectively, available under their revolving credit facilities. Refer to "Outlook" for further discussion of projected operating cash flows and capital expenditures for 2024 and to "Debt" below and Note 8 for further discussion.

At December 31, 2023, we had $1.2 billion in current restricted cash and cash equivalents, which includes (i) $1.1 billion associated with PT-FI's export proceeds temporarily deposited in Indonesia banks in accordance with a 2023 regulation issued by the Indonesia government that requires 30% of export proceeds to be temporarily deposited into Indonesia banks for a period of 90 days before withdrawal, and (ii) $145 million in assurance to support PT-FI's commitment for smelter development in Indonesia.

Financial Policy. Our financial policy is aligned with our strategic objectives of maintaining a solid balance sheet, providing cash returns to shareholders and advancing opportunities for future growth. The policy includes a base dividend and a performance-based payout framework, whereby up to 50% of available cash flows generated after planned capital spending and distributions to noncontrolling interest would be allocated to shareholder returns and the balance to debt reduction and investments in value enhancing growth projects, subject to us maintaining our net debt at a level not to exceed the net debt target of $3.0 billion to $4.0 billion (excluding net project debt for the Indonesia smelter projects). Our Board reviews the structure of the performance-based payout framework at least annually.

At December 31, 2023, our net debt, excluding net debt for the Indonesia smelter projects, totaled $0.8 billion. Refer to "Net Debt" for further discussion.

In December 2023, our Board declared cash dividends totaling $0.15 per share on our common stock (including a $0.075 per share quarterly base cash dividend and a $0.075 per share quarterly variable, performance-based cash dividend), which was paid on February 1, 2024, to shareholders of record as of January 12, 2024. Based on current market conditions, the base and variable dividends on our common stock are anticipated to total $0.60 per share for 2024 (including the dividends paid on February 1, 2024), comprised of a $0.30 per share base dividend and $0.30 per share variable dividend. The declaration and payment of dividends (base or variable) are at the discretion of our Board and will depend on our financial results, cash requirements, global economic conditions and other factors deemed relevant by our Board.

Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, and "Cautionary Statement" below for further discussion.

Cash

Following is a summary of the U.S. and international components of consolidated cash and cash equivalents available to the parent company, excluding cash committed for the Indonesia smelter projects and net of noncontrolling interests' share, taxes and other costs at December 31, 2023 (in billions):

Cash at domestic companies	$ 2.7
Cash at international operations	2.1[a]
Total consolidated cash and cash equivalents	4.8
Cash for Indonesia smelter projects	(0.2)[b]
Noncontrolling interests' share	(0.9)
Cash, net of noncontrolling interests' share	3.7
Withholding taxes	(0.1)
Net cash available	$ 3.6

a. Excludes $1.1 billion of cash associated with PT-FI's export proceeds required to be temporarily deposited in Indonesia banks for 90 days in accordance with a 2023 regulation issued by the Indonesia government, which is presented as current restricted cash and cash equivalents in FCX's consolidated balance sheet.
b. Estimated remaining net proceeds from PT-FI's senior notes.

Cash held at our international operations is generally used to support our foreign operations' capital expenditures, operating expenses, debt repayments, working capital or other cash needs. Management believes that sufficient liquidity is available in the U.S. from cash balances and availability from our revolving credit facility. We have not elected to permanently reinvest earnings from our foreign subsidiaries, and we have recorded deferred tax liabilities for foreign earnings that are available to be repatriated to the U.S. From time to time, our foreign subsidiaries distribute earnings to the U.S. through dividends that are subject to applicable withholding taxes

and noncontrolling interests' share. See Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further discussion of our holding company structure and the potential impact of changes in tax laws.

Debt

At December 31, 2023, consolidated debt totaled $9.4 billion, with a related weighted-average interest rate of 5.2%. Substantially all of our outstanding debt is fixed rate. FCX has $0.7 billion in scheduled senior note maturities in November 2024 with no further senior note maturities until 2027. Our total debt has an average remaining duration of approximately 10 years. We had no borrowings and $7 million in letters of credit issued under our $3.0 billion revolving credit facility. Additionally, at December 31, 2023, no amounts were drawn under PT-FI's $1.75 billion revolving credit facility or Cerro Verde's $350 million revolving credit facility. Refer to Note 8 for further discussion of the above items and for information regarding our debt arrangements.

We may from time to time seek to retire or purchase our outstanding debt through cash tenders and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such tenders, exchanges or purchases, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

Operating Activities

We generated consolidated operating cash flows of $5.3 billion in 2023 (net of $0.9 billion of working capital and other uses) and $5.1 billion in 2022 (net of $1.6 billion of working capital and other uses).

Investing Activities

Capital Expenditures. Capital expenditures, including capitalized interest, totaled $4.8 billion for the year 2023, including $1.8 billion for major mining projects primarily associated with the underground development activities in the Grasberg minerals district and $1.7 billion for the Indonesia smelter projects.

Capital expenditures, including capitalized interest, totaled $3.5 billion for the year 2022, including $1.7 billion for major projects primarily associated with underground development activities in the Grasberg minerals district and $0.8 billion for the Indonesia smelter projects.

A large portion of the capital expenditures relate to projects that are expected to add significant production and cash flow in future periods, enabling us to continue to generate operating cash flows exceeding capital expenditures in future years. Refer to "Outlook" for further discussion of projected capital expenditures for 2024.

Proceeds from Sales of Assets. Proceeds from sales of assets for the year 2022 included $60 million from the sale of all of our shares in Jervois Global Limited. Refer to Note 2 for further discussion.

Loans to PT Smelting for Expansion. PT-FI made loans to PT Smelting totaling $129 million in 2023 and $65 million in 2022 to fund PT Smelting's expansion project. Refer to Note 3 for further discussion.

Financing Activities

Debt Transactions. Net debt repayments totaled $1.2 billion in 2023, including the repayment of our 3.875% Senior Notes that matured in March 2023 totaling $996 million and open-market purchases of our senior notes for a total cost of $221 million.

Net borrowings of debt totaled $1.2 billion in 2022, including PT-FI's $3.0 billion senior notes offering, partly offset by the purchases of our senior notes in open market transactions ($1.0 billion), and the repayment of borrowings under PT-FI's term loan ($0.6 billion) and Cerro Verde's term loan ($0.3 billion).

Refer to Note 8 for further discussion.

Cash Dividends on Common Stock. We paid cash dividends on our common stock totaling $0.9 billion in 2023 and 2022. The declaration and payment of dividends (base or variable) are at the discretion of our Board and will depend on our financial results, cash requirements, global economic conditions and other factors deemed relevant by our Board. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, and "Cautionary Statement" below.

Cash Dividends and Distributions Paid to Noncontrolling Interests. Cash dividends and distributions paid to noncontrolling interests at our international operations totaled $0.6 billion in 2023 and $0.8 billion in 2022. Based on the current sales volume, cost estimates and assumed average prices in 2024 discussed in "Outlook," we currently expect cash dividends and distributions paid to noncontrolling interests to approximate $2.0 billion for the year 2024, mostly to PT-FI's noncontrolling interests. Cash dividends and distributions to noncontrolling interests vary based on the operating results and cash requirements of our consolidated subsidiaries.

Treasury Stock Purchases. Under the share repurchase program, we acquired 35.12 million shares of FCX common stock for a total cost of $1.3 billion ($38.36 average cost per share) in 2022. There were no shares acquired under the program in 2023. Refer to Note 10 for further discussion.

As of February 15, 2024, $3.2 billion remains available under the share repurchase program. The timing and amount of share repurchases are at the discretion of management and will depend on a variety of factors. The share repurchase program may be modified, increased, suspended or terminated at any time at the Board's discretion. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, "Cautionary Statement" below and discussion of our financial policy above.

Contributions from Noncontrolling Interests. We received equity contributions totaling $50 million in 2023 and $0.2 billion in 2022 from PT Mineral Industri Indonesia (MIND ID) for its share of capital spending on the underground mine development projects in the Grasberg minerals district. Beginning in 2023, capital spending at PT-FI is shared in accordance with the shareholders' ownership interests.

Stock-based Awards. Proceeds from exercised stock options totaled $47 million in 2023 and $125 million in 2022, and payments for related employee taxes totaled $50 million in 2023 and $55 million in 2022. See Note 10 for a discussion of stock-based awards.

CONTINGENCIES

Environmental Obligations and AROs

Refer to Note 12 and "Critical Accounting Estimates," and Items 1. and 2. "Business and Properties" and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further information about contingencies associated with environmental matters and AROs.

For 2024, we expect to incur approximately $0.6 billion of aggregate environmental capital expenditures and other environmental costs and $0.2 billion in aggregate ARO expenditures (including $0.1 billion for our oil and gas operations).

Litigation and Other Contingencies

Refer to Note 12, and Item 1A. "Risk Factors" and Item 3. "Legal Proceedings" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further discussion of contingencies associated with legal proceedings and other matters.

DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk

Our 2023 consolidated revenues from our mining operations include the sale of copper concentrate, copper cathode, copper rod, gold, molybdenum and other metals by our North America and South America mines, the sale of copper concentrate (which also contains significant quantities of gold and silver), copper cathode and anode slimes by our Indonesia mining operations, the sale of molybdenum in various forms by our molybdenum operations, and the sale of copper cathode, copper anode and gold in anode and slimes by Atlantic Copper. Our financial results will vary with fluctuations in the market prices of the commodities we produce, primarily copper and gold, and to a lesser extent molybdenum. For projected sensitivities of our operating cash flow to changes in commodity prices, refer to "Outlook." World market prices for these commodities have fluctuated historically and are affected by numerous factors beyond our control. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023, for further discussion of financial risks associated with fluctuations in the market prices of the commodities we sell.

During 2023, our mined copper was sold 51% in concentrate, 27% as cathode and 22% as rod from North America operations. Substantially all of our copper concentrate and some cathode sales contracts provide final copper pricing in a specified future month (generally one to four months from the shipment date) based primarily on quoted LME monthly average copper settlement prices. We receive market prices based on prices in the specified future period, which results in price fluctuations recorded through revenues until the date of settlement. We record revenues and invoice customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on our provisionally priced concentrate and cathode sales that is adjusted to fair value through earnings each period, using the period-end forward prices, until final pricing on the date of settlement. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. Accordingly, in times of rising copper prices, our revenues benefit from adjustments to the final pricing of provisionally priced sales pursuant to contracts entered into in prior periods; in times of falling copper prices, the opposite occurs.

Following are the favorable impacts of net adjustments to the prior years' provisionally priced copper sales for the years ended December 31 (in millions, except per share amounts):

	2023	2022
Revenues	$ 183	$ 60
Net income attributable to common stock	$ 62	$ 25
Net income per share attributable to common stock	$0.04	$0.02

At December 31, 2023, we had provisionally priced copper sales at our copper mining operations totaling 223 million pounds of copper (net of intercompany sales and noncontrolling interests) recorded at an average price of $3.87 per pound, subject to final pricing over the next several months. We estimate that each $0.05 change in the price realized from the December 31, 2023, provisional price recorded would have an approximate $22 million effect on 2024 revenues ($7 million to net income attributable to common stock). The LME copper settlement price closed at $3.86 per pound on January 31, 2024.

Foreign Currency Exchange Risk

The functional currency for most of our operations is the U.S. dollar. Substantially all of our revenues and a significant portion of our costs are denominated in U.S. dollars; however, some costs and certain asset and liability accounts are denominated in local currencies, including the Indonesia rupiah, Peruvian sol, Chilean peso and euro. We recognized foreign currency translation gains on balances denominated in foreign currencies totaling $20 million in 2023 and $9 million in 2022. Generally, our operating results are positively affected when the U.S. dollar strengthens in relation to those foreign currencies and are adversely affected when the U.S. dollar weakens in relation to those foreign currencies.

Following is a summary of estimated annual payments and the impact of changes in foreign currency rates on our annual operating costs:

	Exchange Rate per $1 at December 31,		Estimated Annual Payments		10% Change in Exchange Rate (in millions of U.S. dollars)[a]	
	2023	2022	(in local currency)	(in millions of U.S. dollars)[b]	Increase	Decrease
Indonesia						
Rupiah	15,339	15,652	15.7 trillion	$1,024	$(93)	$114
Australian dollar	1.47	1.47	292 million	$ 199	$(18)	$ 22
South America						
Peruvian sol	3.71	3.82	2.1 billion	$ 555	$(50)	$ 62
Chilean peso	877	856	227 billion	$ 259	$(24)	$ 29
Atlantic Copper						
Euro	0.91	0.94	170 million	$ 188	$(17)	$ 21

a. Reflects the estimated impact on annual operating costs assuming a 10% increase or decrease in the exchange rate reported at December 31, 2023.
b. Based on exchange rates at December 31, 2023.

Interest Rate Risk

At December 31, 2023, we had total debt maturities based on principal amounts of $9.5 billion, substantially all of which was fixed-rate debt. The table below presents average interest rates for our scheduled maturities of principal for our outstanding debt and the related fair values at December 31, 2023 (in millions, except percentages):

	2024	2025	2026	2027	2028	Thereafter	Fair Value
Fixed-rate debt	$733	$ 4	$ 4	$1,320	$924	$6,468	$9,331
Average interest rate	4.5%	—%	—%	5.0%	4.2%	5.4%	5.2%
Variable-rate debt	$ 33	$ —	$ —	$ —	$ —	$ —	$ 33
Average interest rate	4.5%	—%	—%	—%	—%	—%	4.5%

NEW ACCOUNTING STANDARDS

Refer to Note 1 for discussion of recently issued accounting standards and their projected impact on our future financial statements and disclosures.

NET DEBT

We believe that net debt provides investors with information related to the performance-based payout framework in our financial policy, which requires us to maintain our net debt at a level not to exceed the net debt target of $3 billion to $4 billion (excluding net project debt for the Indonesia smelter projects). We define net debt as consolidated debt less (i) consolidated cash and cash equivalents and (ii) current restricted cash associated with PT-FI's export proceeds. This information differs from consolidated debt determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for consolidated debt determined in accordance with U.S. GAAP. Our net debt, which may not be comparable to similarly titled measures reported by other companies, follows (in billions):

December 31,	2023	2022
Current portion of debt	$0.8	$1.0
Long-term debt, less current portion	8.7	9.6
Consolidated debt	9.4[a]	10.6
Less: consolidated cash and cash equivalents	4.8	8.1
Less: current restricted cash associated with PT-FI's export proceeds[b]	1.1	—
FCX net debt	3.6[a]	2.5
Less: net debt for Indonesia smelter projects[c]	2.8	1.2
FCX net debt, excluding Indonesia smelter projects	$0.8	$1.3

a. Does not foot because of rounding.
b. In accordance with a 2023 regulation issued by the Indonesia government, 30% of PT-FI's export proceeds are being temporarily deposited into Indonesia banks for a period of 90 days before withdrawal and are presented as current restricted cash and cash equivalents in our consolidated balance sheet. As the 90-day holding period is the only restriction on the cash, we have included such amount in the calculation of net debt.
c. Includes consolidated debt of $3.0 billion at both dates and consolidated cash and cash equivalents of $0.2 billion as of December 31, 2023, and $1.8 billion as of December 31, 2022.

PRODUCT REVENUES AND PRODUCTION COSTS

Mining Product Revenues and Unit Net Cash Costs

Unit net cash costs per pound of copper and molybdenum are measures intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for the respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. These measures are presented by other metals mining companies, although our measures may not be comparable to similarly titled measures reported by other companies.

We present gross profit per pound of copper in the following tables using both a "by-product" method and a "co-product" method. We use the by-product method in our presentation of gross profit per pound of copper because (i) the majority of our revenues are copper revenues, (ii) we mine ore, which contains copper, gold, molybdenum and other metals, (iii) it is not possible to specifically assign all of our costs to revenues from the copper, gold, molybdenum and other metals we produce, (iv) it is the method used to compare mining operations in certain industry publications and (v) it is the method used by our management and the Board to monitor operations and to compare mining operations in certain industry publications. In the co-product method presentations, shared costs are allocated to the different products based on their relative revenue values, which will vary to the extent our metals sales volumes and realized prices change.

We show revenue adjustments for prior period open sales as separate line items. Because these adjustments do not result from current period sales, these amounts have been reflected separately from revenues on current period sales. Noncash and other costs, which are removed from site production and delivery costs in the calculation of unit net cash costs, consist of items such as stock-based compensation costs, long-lived asset impairments, idle facility costs, feasibility and optimization study costs, restructuring and/or unusual charges. As discussed above, gold, molybdenum and other metal revenues at copper mines are reflected as credits against site production and delivery costs in the by-product method. The following schedules are presentations under both the by-product and co-product methods together with reconciliations to amounts reported in our consolidated financial statements.

North America Copper Mines Product Revenues, Production Costs and Unit Net Cash Costs

Year Ended December 31, 2023	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues, excluding adjustments	$ 5,368	$ 5,368	$ 710	$171	$6,249
Site production and delivery, before net noncash and other costs shown below	4,093	3,621	535	149	4,305
By-product credits	(669)	—	—	—	—
Treatment charges	169	161	—	8	169
Net cash costs	3,593	3,782	535	157	4,474
DD&A	418	371	39	8	418
Noncash and other costs, net	242[c]	215	24	3	242
Total costs	4,253	4,368	598	168	5,134
Other revenue adjustments, primarily for pricing on prior period open sales	13	13	—	—	13
Gross profit	$ 1,128	$ 1,013	$ 112	$ 3	$1,128
Copper sales (millions of recoverable pounds)	1,367	1,367			
Molybdenum sales (millions of recoverable pounds)[a]			30		
Gross profit per pound of copper/molybdenum:					
Revenues, excluding adjustments	$ 3.93	$ 3.93	$23.38		
Site production and delivery, before net noncash and other costs shown below	3.00	2.65	17.63		
By-product credits	(0.49)	—	—		
Treatment charges	0.12	0.12	—		
Unit net cash costs	2.63	2.77	17.63		
DD&A	0.30	0.27	1.30		
Noncash and other costs, net	0.18[c]	0.16	0.77		
Total unit costs	3.11	3.20	19.70		
Other revenue adjustments, primarily for pricing on prior period open sales	0.01	0.01	—		
Gross profit per pound	$ 0.83	$ 0.74	$ 3.68		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Totals presented above	$ 6,249	$ 4,305	$ 418
Treatment charges	(9)	160	—
Noncash and other costs, net	—	242	—
Other revenue adjustments, primarily for pricing on prior period open sales	13	—	—
Eliminations and other	63	71	—
North America copper mines	6,316	4,778	418
Other mining[d]	22,791	14,849	1,586
Corporate, other & eliminations	(6,252)	(6,000)	64
As reported in our consolidated financial statements	$22,855	$13,627	$2,068

a. Reflects sales of molybdenum produced by certain of the North America copper mines to our molybdenum sales company at market-based pricing.
b. Includes gold and silver product revenues and production costs.
c. Includes charges totaling $107 million ($0.08 per pound of copper) for feasibility and optimization studies.
d. Represents the combined total for our other mining operations as presented in Note 16.

North America Copper Mines Product Revenues, Production Costs and Unit Net Cash Costs *(continued)*

Year Ended December 31, 2022	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues, excluding adjustments	$ 6,007	$ 6,007	$ 512	$127	$6,646
Site production and delivery, before net noncash and other costs shown below	3,799	3,478	383	96	3,957
By-product credits	(481)	—	—	—	—
Treatment charges	149	144	—	5	149
Net cash costs	3,467	3,622	383	101	4,106
DD&A	409	377	26	6	409
Noncash and other costs, net	183[c]	166	14	3	183
Total costs	4,059	4,165	423	110	4,698
Other revenue adjustments, primarily for pricing on prior period open sales	(13)	(13)	—	—	(13)
Gross profit	$ 1,935	$ 1,829	$ 89	$ 17	$1,935
Copper sales (millions of recoverable pounds)	1,472	1,472			
Molybdenum sales (millions of recoverable pounds)[a]			29		
Gross profit per pound of copper/molybdenum:					
Revenues, excluding adjustments	$ 4.08	$ 4.08	$17.87		
Site production and delivery, before net noncash and other costs shown below	2.58	2.36	13.35		
By-product credits	(0.33)	—	—		
Treatment charges	0.10	0.10	—		
Unit net cash costs	2.35	2.46	13.35		
DD&A	0.28	0.26	0.90		
Noncash and other costs, net	0.13[c]	0.11	0.52		
Total unit costs	2.76	2.83	14.77		
Other revenue adjustments, primarily for pricing on prior period open sales	(0.01)	(0.01)	—		
Gross profit per pound	$ 1.31	$ 1.24	$ 3.10		

Reconciliation to Amounts Reported

(In millions)	Revenues	Production and Delivery	DD&A
Totals presented above	$ 6,646	$ 3,957	$ 409
Treatment charges	(22)	127	—
Noncash and other costs, net	—	183	—
Other revenue adjustments, primarily for pricing on prior period open sales	(13)	—	—
Eliminations and other	99	110	1
North America copper mines	6,710	4,377	410
Other mining[d]	22,464	14,899	1,539
Corporate, other & eliminations	(6,394)	(6,206)	70
As reported in our consolidated financial statements	$22,780	$13,070	$2,019

a. Reflects sales of molybdenum produced by certain of the North America copper mines to our molybdenum sales company at market-based pricing.
b. Includes gold and silver product revenues and production costs.
c. Includes charges totaling $86 million ($0.06 per pound of copper) for feasibility and optimization studies.
d. Represents the combined total for our other mining operations as presented in Note 16.

South America Mining Product Revenues, Production Costs and Unit Net Cash Costs

| | By-Product | Co-Product Method | | |
Year Ended December 31, 2023	Method	Copper	Other[a]	Total
(In millions)				
Revenues, excluding adjustments	$ 4,583	$ 4,583	$ 526	$5,109
Site production and delivery, before net noncash and other costs shown below	3,083	2,810	339	3,149
By-product credits	(463)	—	—	—
Treatment charges	234	234	—	234
Royalty on metals	8	7	1	8
Net cash costs	2,862	3,051	340	3,391
DD&A	459	412	47	459
Noncash and other costs, net	92[b]	87	5	92
Total costs	3,413	3,550	392	3,942
Other revenue adjustments, primarily for pricing on prior period open sales	71	71	3	74
Gross profit	$ 1,241	$ 1,104	$ 137	$1,241
Copper sales (millions of recoverable pounds)	1,200	1,200		
Gross profit per pound of copper:				
Revenues, excluding adjustments	$ 3.82	$ 3.82		
Site production and delivery, before net noncash and other costs shown below	2.57	2.34		
By-product credits	(0.39)	—		
Treatment charges	0.19	0.19		
Royalty on metals	0.01	0.01		
Unit net cash costs	2.38	2.54		
DD&A	0.38	0.35		
Noncash and other costs, net	0.08[b]	0.07		
Total unit costs	2.84	2.96		
Other revenue adjustments, primarily for pricing on prior period open sales	0.06	0.06		
Gross profit per pound	$ 1.04	$ 0.92		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Totals presented above	$ 5,109	$ 3,149	$ 459
Treatment charges	(234)	—	—
Royalty on metals	(8)	—	—
Noncash and other costs, net	—	92	—
Other revenue adjustments, primarily for pricing on prior period open sales	74	—	—
Eliminations and other	—	(2)	—
South America mining	4,941	3,239	459
Other mining[c]	24,166	16,388	1,545
Corporate, other & eliminations	(6,252)	(6,000)	64
As reported in our consolidated financial statements	$22,855	$13,627	$2,068

a. Includes silver sales of 4.1 million ounces ($23.57 per ounce average realized price). Also reflects sales of molybdenum produced by Cerro Verde to our molybdenum sales company at market-based pricing.
b. Includes charges totaling $44 million ($0.04 per pound of copper) for feasibility studies.
c. Represents the combined total for our other mining operations as presented in Note 16.

South America Mining Product Revenues, Production Costs and Unit Net Cash Costs *(continued)*

Year Ended December 31, 2022	By-Product Method	Co-Product Method		
		Copper	Other[a]	Total
(In millions)				
Revenues, excluding adjustments	$ 4,413	$ 4,413	$ 451	$4,864
Site production and delivery, before net noncash and other costs shown below	2,929	2,705	281	2,986
By-product credits	(394)	—	—	—
Treatment charges	170	170	—	170
Royalty on metals	10	9	1	10
Net cash costs	2,715	2,884	282	3,166
DD&A	408	370	38	408
Noncash and other costs, net	93	88	5	93
Total costs	3,216	3,342	325	3,667
Other revenue adjustments, primarily for pricing on prior period open sales	35	35	—	35
Gross profit	$ 1,232	$ 1,106	$ 126	$1,232
Copper sales (millions of recoverable pounds)	1,162	1,162		
Gross profit per pound of copper:				
Revenues, excluding adjustments	$ 3.80	$ 3.80		
Site production and delivery, before net noncash and other costs shown below	2.52	2.33		
By-product credits	(0.34)	—		
Treatment charges	0.15	0.14		
Royalty on metals	0.01	0.01		
Unit net cash costs	2.34	2.48		
DD&A	0.35	0.32		
Noncash and other costs, net	0.08	0.08		
Total unit costs	2.77	2.88		
Other revenue adjustments, primarily for pricing on prior period open sales	0.03	0.03		
Gross profit per pound	$ 1.06	$ 0.95		

Reconciliation to Amounts Reported

(In millions)	Revenues	Production and Delivery	DD&A
Totals presented above	$ 4,864	$ 2,986	$ 408
Treatment charges	(170)	—	—
Royalty on metals	(10)	—	—
Noncash and other costs, net	—	93	—
Other revenue adjustments, primarily for pricing on prior period open sales	35	—	—
Eliminations and other	(1)	(5)	—
South America mining	4,718	3,074	408
Other mining[b]	24,456	16,202	1,541
Corporate, other & eliminations	(6,394)	(6,206)	70
As reported in our consolidated financial statements	$22,780	$13,070	$2,019

a. Includes silver sales of 4.4 million ounces ($20.82 per ounce average realized price). Also reflects sales of molybdenum produced by Cerro Verde to our molybdenum sales company at market-based pricing.
b. Represents the combined total for our other mining operations as presented in Note 16.

Indonesia Mining Product Revenues, Production Costs and Unit Net Cash Costs

Year Ended December 31, 2023	By-Product Method	Co-Product Method			
		Copper	Gold	Silver & Other[a]	Total
(In millions)					
Revenues, excluding adjustments	$ 5,801	$ 5,801	$3,346	$157	$9,304
Site production and delivery, before net noncash and other costs shown below	2,467	1,538	887	42	2,467
Gold, silver and other by-product credits	(3,520)	—	—	—	—
Treatment charges	537	335	193	9	537
Export duties	324	202	117	5	324
Royalty on metals	338	212	121	5	338
Net cash costs	146	2,287	1,318	61	3,666
DD&A	1,028	641	370	17	1,028
Noncash and other costs, net	22[b]	14	8	—	22
Total costs	1,196	2,942	1,696	78	4,716
Other revenue adjustments, primarily for pricing on prior period open sales	114	114	18	(1)	131
PT Smelting intercompany profit	112	70	40	2	112
Gross profit	$ 4,831	$ 3,043	$1,708	$ 80	$4,831
Copper sales (millions of recoverable pounds)	1,525	1,525			
Gold sales (thousands of recoverable ounces)			1,697		
Gross profit per pound of copper/per ounce of gold:					
Revenues, excluding adjustments	$ 3.81	$ 3.81	$1,972		
Site production and delivery, before net noncash and other costs shown below	1.62	1.01	522		
Gold, silver and other by-product credits	(2.30)	—	—		
Treatment charges	0.35	0.22	114		
Export duties	0.21	0.13	69		
Royalty on metals	0.22	0.14	71		
Unit net cash costs	0.10	1.50	776		
DD&A	0.68	0.42	218		
Noncash and other costs, net	0.01[b]	0.01	5		
Total unit costs	0.79	1.93	999		
Other revenue adjustments, primarily for pricing on prior period open sales	0.08	0.07	9		
PT Smelting intercompany profit	0.07	0.05	24		
Gross profit per pound/ounce	$ 3.17	$ 2.00	$1,006		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Totals presented above	$ 9,304	$ 2,467	$1,028
Treatment charges	(336)	201	—
Export duties	(324)	—	—
Royalty on metals	(338)	—	—
Noncash and other costs, net	—	22	—
Other revenue adjustments, primarily for pricing on prior period open sales	131	—	—
PT Smelting intercompany profit	—	(112)	—
Eliminations and other	—	(26)	—
Indonesia mining	8,437	2,552	1,028
Other mining[c]	20,670	17,075	976
Corporate, other & eliminations	(6,252)	(6,000)	64
As reported in our consolidated financial statements	$22,855	$13,627	$2,068

a. Includes silver sales of 6.0 million ounces ($23.37 per ounce average realized price).
b. Includes credits of $112 million ($0.07 per pound of copper) to correct certain inputs in the historical PT-FI ARO model. Also, includes a charge of $55 million ($0.04 per pound of copper) associated with a potential administrative fine and charges totaling $27 million ($0.02 per pound of copper) for feasibility and optimization studies.
c. Represents the combined total for our other mining operations as presented in Note 16.

Indonesia Mining Product Revenues, Production Costs and Unit Net Cash Costs *(continued)*

Year Ended December 31, 2022	By-Product Method	Co-Product Method			
		Copper	Gold	Silver & Other[a]	Total
(In millions)					
Revenues, excluding adjustments	$ 6,018	$ 6,018	$3,237	$134	$9,389
Site production and delivery, before net noncash and other costs shown below	2,507	1,607	864	36	2,507
Gold, silver and other by-product credits	(3,375)	—	—	—	—
Treatment charges	341	218	118	5	341
Export duties	307	197	106	4	307
Royalty on metals	357	230	124	3	357
Net cash costs	137	2,252	1,212	48	3,512
DD&A	1,025	657	353	15	1,025
Noncash and other costs, net	182[b]	117	63	2	182
Total costs	1,344	3,026	1,628	65	4,719
Other revenue adjustments, primarily for pricing on prior period open sales	27	27	3	1	31
PT Smelting intercompany profit	14	9	5	—	14
Gross profit	$ 4,715	$ 3,028	$1,617	$ 70	$4,715
Copper sales (millions of recoverable pounds)	1,582	1,582			
Gold sales (thousands of recoverable ounces)			1,811		
Gross profit per pound of copper/per ounce of gold:					
Revenues, excluding adjustments	$ 3.80	$ 3.80	$1,787		
Site production and delivery, before net noncash and other costs shown below	1.58	1.01	477		
Gold, silver and other by-product credits	(2.13)	—	—		
Treatment charges	0.22	0.14	65		
Export duties	0.19	0.12	58		
Royalty on metals	0.23	0.15	69		
Unit net cash costs	0.09	1.42	669		
DD&A	0.65	0.42	195		
Noncash and other costs, net	0.11[b]	0.07	35		
Total unit costs	0.85	1.91	899		
Other revenue adjustments, primarily for pricing on prior period open sales	0.02	0.01	2		
PT Smelting intercompany profit	0.01	0.01	3		
Gross profit per pound/ounce	$ 2.98	$ 1.91	$ 893		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Totals presented above	$ 9,389	$ 2,507	$1,025
Treatment charges	(341)	—	—
Export duties	(307)	—	—
Royalty on metals	(357)	—	—
Noncash and other costs, net	11	193	—
Other revenue adjustments, primarily for pricing on prior period open sales	31	—	—
PT Smelting intercompany profit	—	(14)	—
Eliminations and other	—	(2)	—
Indonesia mining	8,426	2,684	1,025
Other mining[c]	20,748	16,592	924
Corporate, other & eliminations	(6,394)	(6,206)	70
As reported in our consolidated financial statements	$22,780	$13,070	$2,019

a. Includes silver sales of 6.3 million ounces ($21.41 per ounce average realized price).
b. Includes charges of $116 million ($0.07 per pound of copper) associated with an ARO adjustment. Also includes a net charge of $30 million ($0.02 per pound of copper) associated with a settlement of an administrative fine levied by the Indonesia government and a reserve for exposure associated with export duties in prior periods, partially offset by credits for adjustments to prior year treatment and refining charges and historical tax audits.
c. Represents the combined total for our other mining operations as presented in Note 16.

Molybdenum Mines Product Revenues, Production Costs and Unit Net Cash Costs

Years Ended December 31,	2023	2022
(In millions)		
Revenues, excluding adjustments[a]	$ 702	$ 593
Site production and delivery, before net noncash and other costs shown below	423	347
Treatment charges and other	25	28
Net cash costs	448	375
DD&A	66	74
Noncash and other costs, net	16	12
Total costs	530	461
Gross profit	$ 172	$ 132
Molybdenum sales (millions of recoverable pounds)[a]	30	33
Gross profit per pound of molybdenum:		
Revenues, excluding adjustments[a]	$ 23.71	$ 18.08
Site production and delivery, before net noncash and other costs shown below	14.28	10.59
Treatment charges and other	0.85	0.84
Unit net cash costs	15.13	11.43
DD&A	2.24	2.27
Noncash and other costs, net	0.55	0.37
Total unit costs	17.92	14.07
Gross profit per pound	$ 5.79	$ 4.01

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Year Ended December 31, 2023			
Totals presented above	$ 702	$ 423	$ 66
Treatment charges and other	(25)	—	—
Noncash and other costs, net	—	16	—
Molybdenum mines	677	439	66
Other mining[b]	28,430	19,188	1,938
Corporate, other & eliminations	(6,252)	(6,000)	64
As reported in our consolidated financial statements	$22,855	$13,627	$2,068
Year Ended December 31, 2022			
Totals presented above	$ 593	$ 347	$ 74
Treatment charges and other	(28)	—	—
Noncash and other costs, net	—	12	—
Molybdenum mines	565	359	74
Other mining[b]	28,609	18,917	1,875
Corporate, other & eliminations	(6,394)	(6,206)	70
As reported in our consolidated financial statements	$22,780	$13,070	$2,019

a. Reflects sales of the Molybdenum mines' production to the molybdenum sales company at market-based pricing. On a consolidated basis, realizations are based on the actual contract terms for sales to third parties; as a result, our consolidated average realized price per pound of molybdenum will differ from the amounts reported in this table.

b. Represents the combined total for our other mining operations as presented in Note 16. Also includes amounts associated with the molybdenum sales company, which includes sales of molybdenum produced by the Molybdenum mines and by certain of the North America and South America copper mines.

CAUTIONARY STATEMENT

Our discussion and analysis contains forward-looking statements in which we discuss our potential future performance, operations and projects. Forward-looking statements are all statements other than statements of historical facts, such as plans, projections, or expectations relating to business outlook, strategy, goals or targets; global market conditions; ore grades and milling rates; production and sales volumes; unit net cash costs and operating costs; capital expenditures; operating plans; cash flows; liquidity; PT-FI's construction and completion of additional domestic smelting and refining capacity in Indonesia in accordance with the terms of its IUPK; extension of PT-FI's IUPK beyond 2041; export licenses; export duties; export volumes; our commitment to deliver responsibly produced copper and molybdenum, including plans to implement, validate and maintain validation of our operating sites under specific frameworks; execution of our energy and climate strategies and the underlying assumptions and estimated impacts on our business and stakeholders related thereto; achievement of 2030 climate targets and 2050 net zero aspiration; improvements in operating procedures and technology innovations and applications; exploration efforts and results; development and production activities, rates and costs; future organic growth opportunities; tax rates; the impact of copper, gold and molybdenum price changes; the impact of deferred intercompany profits on earnings; mineral reserve and mineral resource estimates; final resolution of settlements associated with ongoing legal and environmental proceedings; debt repurchases; and the ongoing implementation of our financial policy and future returns to shareholders, including dividend payments (base or variable) and share repurchases. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "could," "to be," "potential," "assumptions," "guidance," "aspirations," "future," "commitments," "pursues," "initiatives," "objectives," "opportunities," "strategy" and any similar expressions are intended to identify those assertions as forward-looking statements. The declaration and payment of dividends (base or variable), and timing and amount of any share repurchases are at the discretion of our Board and management, respectively, and are subject to a number of factors, including not exceeding our net debt target, capital availability, our financial results, cash requirements, global economic conditions, changes in laws, contractual restrictions and other factors deemed relevant by our Board or management, as applicable. Our share repurchase program may be modified, increased, suspended or terminated at any time at the Board's discretion.

We caution readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, expected, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include, but are not limited to, supply of and demand for, and prices of the commodities we produce, primarily copper; PT-FI's ability to continue to export and sell copper concentrates and anode slimes; changes in export duties, including results of proceedings to dispute export duties; completion of additional domestic smelting and refining capacity in Indonesia; production rates; timing of shipments; price and availability of consumables and components we purchase as well as constraints on supply and logistics, and transportation services; changes in our cash requirements, financial position, financing or investment plans; changes in general market, economic, geopolitical, regulatory or industry conditions; reductions in liquidity and access to capital; changes in tax laws and regulations; political and social risks, including the potential effects of violence in Indonesia, civil unrest in Peru, and relations with local communities and Indigenous Peoples; operational risks inherent in mining, with higher inherent risks in underground mining; mine sequencing; changes in mine plans or operational modifications, delays, deferrals or cancellations, including the ability to smelt and refine; results of technical, economic or feasibility studies; potential inventory adjustments; potential impairment of long-lived mining assets; satisfaction of requirements in accordance with PT-FI's IUPK to extend mining rights from 2031 through 2041; discussions relating to the extension of PT-FI's IUPK beyond 2041; cybersecurity risks; any major public health crisis; labor relations, including labor-related work stoppages and increased costs; compliance with applicable environmental, health and safety laws and regulations; weather- and climate-related risks; environmental risks, including availability of secure water supplies; litigation results; tailings management; our ability to comply with our responsible production commitments under specific frameworks and any changes to such frameworks and other factors described in more detail in Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2023.

Investors are cautioned that many of the assumptions upon which our forward-looking statements are based are likely to change after the date the forward-looking statements are made, including, for example, commodity prices, which we cannot control, and production volumes and costs or technological solutions and innovations, some aspects of which we may not be able to control. Further, we may make changes to our business plans that could affect our results. We caution investors that we undertake no obligation to update any forward-looking statements, which speak only as of the date made, notwithstanding any changes in our assumptions, changes in business plans, actual experience or other changes.

Estimates of mineral reserves and mineral resources are subject to considerable uncertainty. Such estimates are, to a large extent, based on metal prices for the commodities we produce and interpretations of geologic data, which may not necessarily be indicative of future results or quantities ultimately recovered. Our annual report on Form 10-K for the year ended December 31, 2023, also includes forward-looking statements regarding mineral resources not included in proven and probable mineral reserves. A mineral resource, which includes measured, indicated and inferred mineral resources, is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. Such a deposit cannot qualify as recoverable proven and probable mineral reserves until legal and economic feasibility are confirmed based upon a comprehensive evaluation of development and operating costs, grades, recoveries and other material modifying factors. Accordingly, no assurance can be given that the estimated mineral resources will become proven and probable mineral reserves.

Our annual report on Form 10-K for the year ended December 31, 2023, also contains measures such as net debt and unit net cash costs per pound of copper and molybdenum, which are not recognized under U.S. GAAP. Refer to "Operations—Unit Net Cash Costs" for further discussion of unit net cash costs associated with our operating divisions, and to "Product Revenues and Production Costs" for reconciliations of per pound costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements. Refer to "Net Debt" for reconciliations of consolidated debt, consolidated cash and cash equivalents and current restricted cash associated with PT-FI's export proceeds to net debt.

Freeport-McMoRan Inc.'s (the Company's) management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

▪ Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;

▪ Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

▪ Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this annual report on Form 10-K. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on its assessment, management concluded that, as of December 31, 2023, our Company's internal control over financial reporting is effective based on the COSO criteria.

Ernst & Young LLP, an independent registered public accounting firm, who audited the Company's consolidated financial statements included in this Form 10-K, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.

Richard C. Adkerson
Chairman of the Board and
Chief Executive Officer

Maree E. Robertson
Senior Vice President and
Chief Financial Officer

To the Board of Directors and Stockholders of Freeport-McMoRan Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Freeport-McMoRan Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Freeport-McMoRan Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 15, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ERNST & YOUNG LLP

Phoenix, Arizona
February 15, 2024

To the Board of Directors and Stockholders of Freeport-McMoRan Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Freeport-McMoRan Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 15, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Uncertain Tax Positions

Description of the Matter

As discussed in Note 12 to the consolidated financial statements, the Company operates in the United States and multiple international tax jurisdictions, and its income tax returns are subject to examination by tax authorities in those jurisdictions who may challenge any tax position on these returns. Uncertainty in a tax position may arise because tax laws are subject to interpretation. The Company uses significant judgment to (1) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (2) measure the amount of tax benefit that qualifies for recognition.

Auditing management's estimate of the amount of tax benefit that qualifies for recognition involved auditor judgment because management's estimate is complex, requires a high degree of judgment and is based on interpretations of tax laws and legal rulings.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's accounting process for uncertain tax positions. This included testing controls over management's review of the technical merits of tax positions and disputed tax assessments, including the process to measure the financial statement impact of these tax matters.

Our audit procedures included, among others, evaluating the Company's accounting for these tax positions by using our knowledge of and experience with the application of respective tax laws by the relevant tax authorities, or our understanding of the contractual arrangements with the applicable government, if the position is governed by a contract. We analyzed the Company's assumptions and data used to determine the tax assessments and tested the accuracy of the calculations. We involved our tax professionals located in the respective jurisdictions to assess the technical merits of the Company's tax positions and to evaluate the application of relevant tax laws in the Company's recognition determination. We obtained and assessed the Company's correspondence with the relevant tax authorities and, as applicable, third-party tax or legal opinions or other external correspondence and analyses. We also evaluated the adequacy of the Company's disclosures included in Notes 11 and 12 in relation to these tax matters.

Environmental Obligations

Description of the Matter

As discussed in Note 12 to the consolidated financial statements, the Company is subject to national, state and local environmental laws and regulations governing the protection of the environment, including remediation, restoration and reclamation of environmental contamination. Liabilities for environmental contingencies are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. As of December 31, 2023, the Company's consolidated environmental obligations totaled $1.9 billion.

Auditing management's accounting for environmental obligations was challenging because significant judgment is required by the Company to estimate the future costs to remediate the environmental matters. The significant judgment was primarily due to the inherent estimation uncertainty relating to the amount of future costs. Such uncertainties involve assumptions regarding the nature and extent of contamination at each site, the nature and extent of required cleanup efforts under existing environmental regulations, the duration and effectiveness of the chosen remedial strategy, and allocation of costs among other potentially responsible parties.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's measurement of the environmental loss contingencies. For example, we tested controls over management's review of the environmental loss contingency calculations and management's assessment to evaluate key judgments and estimates affecting the environmental loss contingencies.

To test the Company's measurement of the environmental loss contingencies, among other procedures, we inspected correspondence with regulatory agencies, obtained external legal counsel confirmation letters, and inspected environmental studies. Additionally, we tested the accuracy and completeness of the underlying data used in the Company's analyses and tested the significant assumptions discussed above. We utilized our environmental professionals to search for new or contrary evidence related to the Company's sites and to assist in evaluating the estimated future costs by comparing the estimated future costs to environmental permits, third party observable data such as vendor quotes, and to historical costs incurred for similar activities.

ERNST & YOUNG LLP

We have served as the Company's auditor since 2002.

Phoenix, Arizona
February 15, 2024

Years Ended December 31,	2023	2022	2021
(In millions, except per share amounts)			
Revenues	$22,855	$22,780	$22,845
Cost of sales:			
Production and delivery	13,627	13,070	12,032
Depreciation, depletion and amortization	2,068	2,019	1,998
Total cost of sales	15,695	15,089	14,030
Selling, general and administrative expenses	479	420	383
Mining exploration and research expenses	137	115	55
Environmental obligations and shutdown costs	319	121	91
Net gain on sales of assets	—	(2)	(80)
Total costs and expenses	16,630	15,743	14,479
Operating income	6,225	7,037	8,366
Interest expense, net	(515)	(560)	(602)
Net gain on early extinguishment of debt	10	31	—
Other income (expense), net	286	207	(105)
Income before income taxes and equity in affiliated companies' net earnings	6,006	6,715	7,659
Provision for income taxes	(2,270)	(2,267)	(2,299)
Equity in affiliated companies' net earnings	15	31	5
Net income	3,751	4,479	5,365
Net income attributable to noncontrolling interests	(1,903)	(1,011)	(1,059)
Net income attributable to common stockholders	$ 1,848	$ 3,468	$ 4,306
Net income per share attributable to common stockholders:			
Basic	$ 1.28	$ 2.40	$ 2.93
Diluted	$ 1.28	$ 2.39	$ 2.90
Weighted-average common shares outstanding:			
Basic	1,434	1,441	1,466
Diluted	1,443	1,451	1,482
Dividends declared per share of common stock	$ 0.60	$ 0.60	$ 0.375

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Years Ended December 31,	2023	2022	2021
(In millions)			
Net income	$ 3,751	$ 4,479	$ 5,365
Other comprehensive income, net of taxes:			
Defined benefit plans:			
Actuarial gains arising during the period, net of taxes	39	62	179
Prior service costs arising during the period	–	(1)	—
Amortization of unrecognized amounts included in net periodic benefit costs	5	8	18
Foreign exchange losses	–	(1)	(1)
Other comprehensive income	44	68	196
Total comprehensive income	3,795	4,547	5,561
Total comprehensive income attributable to noncontrolling interests	(1,901)	(1,011)	(1,060)
Total comprehensive income attributable to common stockholders	$ 1,894	$ 3,536	$ 4,501

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Years Ended December 31, (In millions)	2023	2022	2021
Cash flow from operating activities:			
Net income	$ 3,751	$ 4,479	$ 5,365
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	2,068	2,019	1,998
Stock-based compensation	109	95	98
Net charges for environmental and asset retirement obligations, including accretion	295	369	540
Payments for environmental and asset retirement obligations	(250)	(274)	(273)
Charge for talc-related litigation	65	—	—
Net charges for defined pension and postretirement plans	62	45	4
Pension plan contributions	(75)	(54)	(109)
Net gain on early extinguishment of debt	(10)	(31)	—
Net gain on sales of assets	—	(2)	(80)
Deferred income taxes	182	36	(171)
Changes in deferred profit on PT Freeport Indonesia's sales to PT Smelting	(112)	(14)	86
Charges for social investment programs at PT Freeport Indonesia	84	84	75
Payments for social investment programs at PT Freeport Indonesia	(44)	(11)	(67)
Impairment of oil and gas properties	67	—	—
Payments for Cerro Verde royalty dispute	—	—	(421)
Other, net	(33)	(1)	(77)
Changes in working capital and other:			
Accounts receivable	166	56	(472)
Inventories	(873)	(573)	(618)
Other current assets	(29)	(12)	(101)
Accounts payable and accrued liabilities	(161)	(73)	487
Accrued income taxes and timing of other tax payments	17	(999)	1,451
Net cash provided by operating activities	5,279	5,139	7,715
Cash flow from investing activities:			
Capital expenditures:			
North America copper mines	(761)	(597)	(342)
South America	(368)	(304)	(162)
Indonesia mining	(1,696)	(1,575)	(1,296)
Indonesia smelter projects	(1,715)	(806)	(222)
Molybdenum mines	(84)	(33)	(6)
Other	(200)	(154)	(87)
Proceeds from sales of assets	27	108	247
Loans to PT Smelting for expansion	(129)	(65)	(36)
Acquisition of minority interest in PT Smelting	—	—	(33)
Other, net	(30)	(14)	(27)
Net cash used in investing activities	(4,956)	(3,440)	(1,964)
Cash flow from financing activities:			
Proceeds from debt	1,781	5,735	1,201
Repayments of debt	(2,980)	(4,515)	(1,461)
Cash dividends and distributions paid:			
Common stock	(863)	(866)	(331)
Noncontrolling interests	(625)	(840)	(583)
Treasury stock purchases	—	(1,347)	(488)
Contributions from noncontrolling interests	50	189	182
Proceeds from exercised stock options	47	125	210
Payments for withholding of employee taxes related to stock-based awards	(50)	(55)	(29)
Debt financing costs and other, net	(10)	(49)	(41)
Net cash used in financing activities	(2,650)	(1,623)	(1,340)
Net (decrease) increase in cash, cash equivalents and restricted cash and cash equivalents	(2,327)	76	4,411
Cash, cash equivalents and restricted cash and cash equivalents at beginning of year	8,390	8,314	3,903
Cash, cash equivalents and restricted cash and cash equivalents at end of year	$ 6,063	$ 8,390	$ 8,314

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

December 31,	2023	2022
(In millions, except par value)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,758	$ 8,146
Restricted cash and cash equivalents	1,208	111
Trade accounts receivable	1,209	1,336
Income and other tax receivables	455	459
Inventories:		
Product	2,472	1,833
Materials and supplies, net	2,169	1,964
Mill and leach stockpiles	1,419	1,383
Other current assets	375	381
Total current assets	14,065	15,613
Property, plant, equipment and mine development costs, net	35,295	32,627
Long-term mill and leach stockpiles	1,336	1,252
Other assets	1,810	1,601
Total assets	$52,506	$51,093
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 3,729	$ 4,027
Accrued income taxes	786	744
Current portion of debt	766	1,037
Current portion of environmental and asset retirement obligations	316	320
Dividends payable	218	217
Total current liabilities	5,815	6,345
Long-term debt, less current portion	8,656	9,583
Environmental and asset retirement obligations, less current portion	4,624	4,463
Deferred income taxes	4,453	4,269
Other liabilities	1,648	1,562
Total liabilities	25,196	26,222
Equity:		
Stockholders' equity:		
Common stock, par value $0.10, 1,619 shares and 1,613 shares issued, respectively	162	161
Capital in excess of par value	24,637	25,322
Accumulated deficit	(2,059)	(3,907)
Accumulated other comprehensive loss	(274)	(320)
Common stock held in treasury—184 shares and 183 shares, respectively, at cost	(5,773)	(5,701)
Total stockholders' equity	16,693	15,555
Noncontrolling interests	10,617	9,316
Total equity	27,310	24,871
Total liabilities and equity	$52,506	$51,093

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

	Stockholders' Equity									
	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Loss	Common Stock Held in Treasury		Total Stockholders' Equity	Noncontrolling Interests	Total Equity
(In millions)	Number of Shares	At Par Value				Number of Shares	At Cost			
Balance at January 1, 2021	1,590	$159	$26,037	$ (11,681)	$(583)	132	$(3,758)	$ 10,174	$ 8,494	$ 18,668
Exercised and issued stock-based awards	13	1	225	—	—	—	—	226	—	226
Stock-based compensation, including the tender of shares	—	—	75	—	—	1	(46)	29	(5)	24
Treasury stock purchases	—	—	—	—	—	13	(488)	(488)	—	(488)
Dividends	—	—	(551)	—	—	—	—	(551)	(603)	(1,154)
Contributions from noncontrolling interests	—	—	89	—	—	—	—	89	93	182
Net income attributable to common stockholders	—	—	—	4,306	—	—	—	4,306	—	4,306
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	1,059	1,059
Other comprehensive income	—	—	—	—	195	—	—	195	1	196
Balance at December 31, 2021	1,603	160	25,875	(7,375)	(388)	146	(4,292)	13,980	9,039	23,019
Exercised and issued stock-based awards	10	1	131	—	—	—	—	132	—	132
Stock-based compensation, including the tender of shares	—	—	88	—	—	2	(62)	26	(11)	15
Treasury stock purchases	—	—	—	—	—	35	(1,347)	(1,347)	—	(1,347)
Dividends	—	—	(864)	—	—	—	—	(864)	(820)	(1,684)
Contributions from noncontrolling interests	—	—	92	—	—	—	—	92	97	189
Net income attributable to common stockholders	—	—	—	3,468	—	—	—	3,468	—	3,468
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	1,011	1,011
Other comprehensive income	—	—	—	—	68	—	—	68	—	68
Balance at December 31, 2022	1,613	161	25,322	(3,907)	(320)	183	(5,701)	15,555	9,316	24,871
Exercised and issued stock-based awards	**6**	**1**	**68**	**—**	**—**	**—**	**—**	**69**	**—**	**69**
Stock-based compensation, including the tender of shares	**—**	**—**	**87**	**—**	**—**	**1**	**(72)**	**15**	**(1)**	**14**
Dividends	**—**	**—**	**(864)**	**—**	**—**	**—**	**—**	**(864)**	**(625)**	**(1,489)**
Contributions from noncontrolling interests	**—**	**—**	**24**	**—**	**—**	**—**	**—**	**24**	**26**	**50**
Net income attributable to common stockholders	**—**	**—**	**—**	**1,848**	**—**	**—**	**—**	**1,848**	**—**	**1,848**
Net income attributable to noncontrolling interests	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**1,903**	**1,903**
Other comprehensive income (loss)	**—**	**—**	**—**	**—**	**46**	**—**	**—**	**46**	**(2)**	**44**
Balance at December 31, 2023	**1,619**	**$162**	**$24,637**	**$ (2,059)**	**$(274)**	**184**	**$(5,773)**	**$16,693**	**$10,617**	**$27,310**

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Inc. (FCX) include the accounts of those subsidiaries where it directly or indirectly has more than 50% of the voting rights and/or has control over the subsidiary. As of December 31, 2023, the most significant entities that FCX consolidates include its 48.76%-owned subsidiary PT Freeport Indonesia (PT-FI), and the following wholly owned subsidiaries: Freeport Minerals Corporation (FMC) and Atlantic Copper, S.L.U. (Atlantic Copper). Refer to Note 3 for further discussion, including FCX's conclusion to consolidate PT-FI.

FMC's unincorporated joint venture at Morenci is reflected using the proportionate consolidation method (refer to Note 3 for further discussion). Investments in unconsolidated companies over which FCX has the ability to exercise significant influence, but does not control, are accounted for under the equity method and include PT-FI's investment in PT Smelting (refer to Note 3 for further discussion). Investments in unconsolidated companies owned less than 20%, and for which FCX does not exercise significant influence, are recorded at (i) fair value for those that have a readily determinable fair value or (ii) cost, less any impairment, for those that do not have a readily determinable fair value. All significant intercompany transactions have been eliminated. Dollar amounts in tables are stated in millions, except per share amounts.

Business Segments. FCX has organized its mining operations into four primary divisions—North America copper mines, South America mining, Indonesia mining and Molybdenum mines, and operating segments that meet certain thresholds are reportable segments. FCX's reportable segments include the Morenci, Cerro Verde and Grasberg (Indonesia mining) copper mines, the Rod & Refining operations and Atlantic Copper Smelting & Refining. Refer to Note 16 for further discussion.

Use of Estimates. The preparation of FCX's financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include mineral reserve estimation; asset lives for depreciation, depletion and amortization; environmental obligations; asset retirement obligations; estimates of recoverable copper in mill and leach stockpiles; deferred taxes and valuation allowances; reserves for contingencies and litigation; asset acquisitions and impairment, including estimates used to derive future cash flows associated with those assets; pension benefits; and valuation of derivative instruments. Actual results could differ from those estimates.

Functional Currency. The functional currency for the majority of FCX's foreign operations is the U.S. dollar. For foreign subsidiaries whose functional currency is the U.S. dollar, monetary assets and liabilities denominated in the local currency are translated at current exchange rates, and non-monetary assets and liabilities, such as inventories, property, plant, equipment and mine development costs, are translated at historical exchange rates. Gains and losses resulting from translation of such account balances are included in other income (expense), net, as are gains and losses from foreign currency transactions. Foreign currency gains totaled $20 million in 2023, $9 million in 2022 and $66 million in 2021.

Cash Equivalents. Highly liquid investments purchased with maturities of three months or less are considered cash equivalents.

Restricted Cash and Cash Equivalents. Restricted cash and cash equivalents are classified as a current or long-term asset based on the timing and nature of when or how the cash is expected to be used or when the restrictions are expected to lapse. FCX's restricted cash and cash equivalents are primarily related to PT-FI's export proceeds required to be temporarily deposited in Indonesia banks in accordance with Indonesia regulations, assurance bonds to support PT-FI's commitment for smelter development in Indonesia, and guarantees and commitments for certain mine closure obligations. Refer to Notes 12 and 14 for further information.

Inventories. Inventories include product, materials and supplies, and mill and leach stockpiles. Inventories are stated at the lower of weighted-average cost or net realizable value (NRV).

Product. Product inventories include raw materials, work-in-process and finished goods. Corporate general and administrative costs are not included in inventory costs.

Raw materials are primarily unprocessed concentrate at Atlantic Copper's smelting and refining operations.

Work-in-process inventories are primarily copper concentrate at various stages of conversion into anode and cathode at Atlantic Copper's operations. Atlantic Copper's in-process inventories are valued at the weighted-average cost of the material fed to the smelting and refining process plus in-process conversion costs.

Finished goods for mining operations represent salable products (*e.g.*, copper and molybdenum concentrate, copper anode, copper cathode, copper rod, molybdenum oxide, and high-purity molybdenum chemicals and other metallurgical products). Finished goods are valued based on the weighted-average cost of source material plus applicable conversion costs relating to associated process facilities. Costs of finished goods and work-in-process (*i.e.*, not raw materials) inventories include labor and benefits, supplies, energy, depreciation, depletion, amortization, site overhead costs and other necessary costs associated with the extraction and processing of ore, such as mining, milling, smelting, leaching, solution extraction and electrowinning (SX/EW), refining, roasting and chemical processing.

Mill and Leach Stockpiles. Mill and leach stockpiles are work-in-process inventories for FCX's mining operations. Mill and leach stockpiles contain ore that has been extracted from an ore body and is available for metal recovery. Mill stockpiles contain sulfide ores, and recovery of metal is through milling, concentrating and smelting and refining or, alternatively, by concentrate leaching. Leach stockpiles contain oxide ores and certain secondary sulfide ores and recovery of metal is through exposure to acidic solutions that dissolve contained copper and deliver it in solution to extraction processing facilities (*i.e.*, SX/EW). The recorded cost of mill and leach stockpiles includes mining and haulage costs incurred to deliver ore to stockpiles, depreciation, depletion, amortization and site overhead costs. Material is removed from the stockpiles at a weighted-average cost per pound. Each mine site maintains one work-in-process balance on a weighted-average cost basis for each process (*i.e.*, leach, mill or concentrate leach) regardless of the number of stockpile systems at that site.

Because it is impracticable to determine copper contained in mill and leach stockpiles by physical count, reasonable estimation methods are employed. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grade of the material delivered to mill and leach stockpiles.

Expected copper recoveries for mill stockpiles are determined by metallurgical testing. The recoverable copper in mill stockpiles, once entered into the production process, can be produced into copper concentrate almost immediately.

Expected copper recoveries for leach stockpiles are determined using small-scale laboratory tests, small- to large-scale column testing (which simulates the production process), historical trends and other factors, including mineralogy of the ore and rock type. Total copper recovery in leach stockpiles can vary significantly from a low percentage to more than 90% depending on several variables, including processing methodology, processing variables, mineralogy and particle size of the rock. For newly placed material on active stockpiles, as much as 80% of the total copper recovery may occur during the first year, and the remaining copper may be recovered over many years.

Process rates and copper recoveries for mill and leach stockpiles are monitored regularly, and recovery estimates are adjusted annually based on new information and as related technology and processing methods change. Recovery adjustments will typically result in a future impact to the value of the material removed from the stockpiles at a revised weighted-average cost per pound of recoverable copper. For example, an increase in recovery rates increases recoverable copper in the leach stockpiles resulting in a lower weighted-average cost per pound of recoverable copper and a decrease in recovery rates decreases recoverable copper in the leach stockpiles and results in a higher weighted-average cost per pound of recoverable copper.

Based on the annual review of mill and leach stockpiles, FCX increased its estimated recoverable copper in certain leach stockpiles, net of joint venture interests, by 73 million pounds in 2023 and 223 million pounds in 2022. These revised estimates did not have a material impact on the weighted-average cost per pound of recoverable copper or FCX's consolidated site production and delivery costs in 2023 or 2022.

Property, Plant, Equipment and Mine Development Costs. Property, plant, equipment and mine development costs are carried at cost. Mineral exploration costs, as well as drilling and other costs incurred for the purpose of converting mineral resources to proven and probable mineral reserves or identifying new mineral resources at development or production stage properties, are charged to expense as incurred. Development costs are capitalized beginning after proven and probable mineral reserves have been established. Development costs include costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable mineral reserves, including shafts, adits, drifts, ramps, permanent excavations, infrastructure and removal of overburden. For underground mines certain costs related to panel development, such as undercutting and drawpoint development, are also capitalized as mine development costs until production reaches sustained design capacity for the mine. After reaching design capacity, the underground mine transitions to the production phase and panel development costs are allocated to inventory and included as a component of production and delivery costs. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance (*i.e.*, turnarounds) are charged to expense as incurred. Depreciation for mining and milling life-of-mine assets, infrastructure and other common costs is determined using the unit-of-production (UOP) method based on total estimated recoverable proven and probable copper reserves (for primary copper mines) and proven and probable molybdenum reserves (for primary molybdenum mines). Development costs and acquisition costs for proven and probable mineral reserves that relate to a specific ore body are depreciated using the UOP method based on estimated recoverable proven and probable mineral reserves for the ore body benefited. Depreciation, depletion and amortization using the UOP method is recorded upon extraction of the recoverable copper or molybdenum from the ore body or production of finished goods (as applicable), at which time it is allocated to inventory cost and then included as a component of production and delivery costs. Other assets are depreciated on a straight-line basis over estimated useful lives for the related assets of up to 50 years for buildings and 3 to 50 years for machinery and equipment, and mobile equipment.

Included in property, plant, equipment and mine development costs is value beyond proven and probable mineral reserves (VBPP), primarily resulting from FCX's acquisition of FMC. The concept of VBPP may be interpreted differently by different mining companies. FCX's VBPP is attributable to (i) measured and indicated mineral resources that FCX believes could be brought into production with the establishment or modification of required permits and should market conditions and technical assessments warrant, (ii) inferred mineral resources and (iii) exploration potential.

Carrying amounts assigned to VBPP are not charged to expense until the VBPP becomes associated with additional proven and probable mineral reserves and the reserves are produced or the VBPP is determined to be impaired. Additions to proven and probable mineral reserves for properties with VBPP will carry with them the value assigned to VBPP at the date acquired, less any impairment amounts. Refer to Note 5 for further discussion.

Impairment of Long-Lived Mining Assets. FCX assesses the carrying values of its long-lived mining assets for impairment when events or changes in circumstances indicate that the related carrying amounts of such assets may not be recoverable. In evaluating long-lived mining assets for recoverability, estimates of pre-tax undiscounted future cash flows of FCX's individual mines are used. An impairment is considered to exist if total estimated undiscounted future cash flows are less than the carrying amount of the asset. Once it is determined that an impairment exists, an impairment loss is measured as the amount by which the asset carrying value exceeds its fair value. The estimated undiscounted cash flows used to assess recoverability of long-lived assets and to measure the fair value of FCX's mining operations are derived from current business plans, which are developed using near-term price forecasts reflective of the current price environment and management's projections for long-term average metal prices. In addition to near- and long-term metal price assumptions, other

key assumptions include estimates of commodity-based and other input costs; proven and probable mineral reserves estimates, including the timing and cost to develop and produce the reserves; VBPP estimates; and the use of appropriate discount rates in the measurement of fair value. FCX believes its estimates and models used to determine fair value are similar to what a market participant would use. As quoted market prices are unavailable for FCX's individual mining operations, fair value is determined through the use of after-tax discounted estimated future cash flows (*i.e.*, Level 3 measurement).

Deferred Mining Costs. Stripping costs (*i.e.*, the costs of removing overburden and waste material to access mineral deposits) incurred during the production phase of an open-pit mine are considered variable production costs and are included as a component of inventory produced during the period in which stripping costs are incurred. Major development expenditures, including stripping costs to prepare unique and identifiable areas outside the current mining area for future production that are considered to be pre-production mine development, are capitalized and amortized using the UOP method based on estimated recoverable proven and probable mineral reserves for the ore body benefited. However, where a second or subsequent pit or major expansion is considered to be a continuation of existing mining activities, stripping costs are accounted for as a current production cost and a component of the associated inventory.

Environmental Obligations. Environmental expenditures are charged to expense or capitalized, depending upon their future economic benefits. Accruals for such expenditures are recorded when it is probable that obligations have been incurred and the costs can be reasonably estimated. Environmental obligations attributed to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA) or analogous state programs are considered probable when a claim is asserted, or is probable of assertion, and FCX, or any of its subsidiaries, have been associated with the site. Other environmental remediation obligations are considered probable based on specific facts and circumstances. FCX's estimates of these costs are based on an evaluation of various factors, including currently available facts, existing technology, presently enacted laws and regulations, remediation experience, whether or not FCX is a potentially responsible party (PRP) and the ability of other PRPs to pay their allocated portions. With the exception of those obligations assumed in the acquisition of FMC that were initially recorded at estimated fair values (refer to Note 12 for further discussion), environmental obligations are recorded on an undiscounted basis. Where the available information is sufficient to estimate the amount of the obligation, that estimate has been used. Where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range has been used. Possible recoveries of some of these costs from other parties are not recognized in the consolidated financial statements until they become probable. Legal costs associated with environmental remediation (such as fees to third-party legal firms for work relating to determining the extent and type of remedial actions and the allocation of costs among PRPs) are included as part of the estimated obligation.

Environmental obligations assumed in the acquisition of FMC, which were initially recorded at fair value and estimated on a discounted basis, are accreted to full value over time through charges to interest expense. Adjustments arising from changes in amounts and timing of estimated costs and settlements may result in increases and decreases in these obligations and are calculated in the same manner as they were initially estimated. Unless these adjustments qualify for capitalization, changes in environmental obligations are charged to operating income when they occur.

FCX performs a comprehensive review of its environmental obligations annually and also reviews changes in facts and circumstances associated with these obligations at least quarterly.

Asset Retirement Obligations. FCX records the fair value of estimated asset retirement obligations (AROs) associated with tangible long-lived assets in the period incurred. AROs associated with long-lived assets are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction. These obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to production and delivery costs. In addition, asset retirement costs (ARCs) are capitalized as part of the related asset's carrying value and are depreciated over the asset's useful life.

For mining operations, reclamation costs for disturbances are recognized as an ARO and as a related ARC in the period of the disturbance and depreciated primarily on a UOP basis. FCX's AROs for mining operations consist primarily of costs associated with mine reclamation and closure activities. These activities, which are site specific, generally include costs for earthwork, revegetation, water treatment and demolition.

For non-operating properties without reserves, changes to the ARO are recorded in production and delivery costs.

At least annually, FCX reviews its ARO estimates for changes in the projected timing of certain reclamation and closure/restoration costs, changes in cost estimates and additional AROs incurred during the period. Refer to Note 12 for further discussion.

Revenue Recognition. FCX recognizes revenue for its products upon transfer of control in an amount that reflects the consideration it expects to receive in exchange for those products. Transfer of control is in accordance with the terms of customer contracts, which is generally upon shipment or delivery of the product. While payment terms vary by contract, terms generally include payment to be made within 30 days, but not longer than 60 days. Certain of FCX's concentrate and cathode sales contracts also provide for provisional pricing, which is accounted for as an embedded derivative (refer to Note 14 for further discussion). For provisionally priced sales, 90% to 100% of the provisional invoice amount is collected upon shipment or within 20 days, and final balances are settled in a contractually specified future month (generally one to four months from the shipment date) based on quoted monthly average copper settlement prices on the London Metal Exchange (LME) or the Commodity Exchange Inc. (COMEX), and quoted monthly average London Bullion Market Association (London) PM gold prices.

FCX's product revenues are also recorded net of treatment charges, royalties and export duties. Moreover, because a portion of the metals contained in copper concentrate is unrecoverable as a result of the smelting process, FCX's revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals. These allowances are a negotiated term of FCX's contracts and vary by customer. Treatment and refining charges represent payments or price adjustments to smelters and refiners that are generally fixed. Refer to Note 16 for a summary of revenue by product type.

Gold sales are priced according to individual contract terms, generally the average London PM gold price for a specified month near the month of shipment.

The majority of FCX's molybdenum sales are priced based on the *Platts Metals Daily* Molybdenum Dealer Oxide weekly average price, plus conversion premiums for products that undergo additional processing, such as ferromolybdenum and molybdenum chemical products, for the month prior to the month of shipment.

Stock-Based Compensation. Compensation costs for share-based payments to employees are measured at fair value and charged to expense over the requisite service period for awards that are expected to vest. The fair value of stock options is determined using the Black-Scholes-Merton option valuation model. The fair value for stock-settled restricted stock units (RSUs) is based on

FCX's stock price on the date of grant. Shares of common stock are issued at the vesting date for stock-settled RSUs. The fair value of performance share units (PSUs) are determined using FCX's stock price and a Monte-Carlo simulation model. The fair value for liability-classified awards (*i.e.*, cash-settled RSUs) is remeasured each reporting period using FCX's stock price. FCX has elected to recognize compensation costs for stock option awards that vest over several years on a straight-line basis over the vesting period, and for RSUs using the graded-vesting method over the vesting period. Refer to Note 10 for further discussion.

Earnings Per Share. FCX calculates its basic net income per share of common stock under the two-class method and calculates its diluted net income per share of common stock using the more dilutive of the two-class method or the treasury-stock method. Basic net income per share of common stock was computed by dividing net income attributable to common stockholders (after deducting undistributed dividends and earnings allocated to participating securities) by the weighted-average shares of common stock outstanding during the year. Diluted net income per share of common stock was calculated by including the basic weighted-average shares of common stock outstanding adjusted for the effects of all potential dilutive shares of common stock, unless their effect would be antidilutive.

Reconciliations of net income and weighted-average shares of common stock outstanding for purposes of calculating basic and diluted net income per share for the years ended December 31 follow:

	2023	2022	2021
Net income	$ 3,751	$ 4,479	$ 5,365
Net income attributable to noncontrolling interests	(1,903)	(1,011)	(1,059)
Undistributed dividends and earnings allocated to participating securities	(6)	(7)	(7)
Net income attributable to common stockholders	$ 1,842	$ 3,461	$ 4,299
(shares in millions)			
Basic weighted-average shares of common stock outstanding	1,434	1,441	1,466
Add shares issuable upon exercise or vesting of dilutive stock options and RSUs	9	10	16
Diluted weighted-average shares of common stock outstanding	1,443	1,451	1,482
Net income per share attributable to common stockholders:			
Basic	$ 1.28	$ 2.40	$ 2.93
Diluted	$ 1.28	$ 2.39	$ 2.90

Outstanding stock options with exercise prices greater than the average market price of FCX's common stock during the year are excluded from the computation of diluted net income per share of common stock. Excluded shares of common stock associated with outstanding stock options totaled less than 1 million shares in 2023, 1 million shares in 2022 and 5 million shares in 2021.

Global Intangible Low-Taxed Income (GILTI). FCX has elected to treat taxes due on future U.S. inclusions in taxable income related to GILTI as a current period expense when incurred.

New Accounting Standards. Following is a discussion of new accounting standards.

Segment Reporting. In November 2023, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) related to segment reporting that requires disclosure of significant segment expenses and other segment items by reportable segment. This ASU becomes effective for annual periods beginning in 2024 and interim periods in 2025. FCX does not expect the new ASU to have a significant impact on its current segment reporting as presented within Note 16.

Income Taxes. In December 2023, the FASB issued an ASU requiring enhancements to disclosures related to income taxes, including the rate reconciliation and information on income taxes paid. This ASU becomes effective January 1, 2025. FCX is assessing the impact of this ASU, and upon adoption, may be required to include certain additional disclosures in the notes to its financial statements.

Subsequent Events. FCX evaluated events after December 31, 2023, and through the date the consolidated financial statements were issued, and determined any events or transactions occurring during this period that would require recognition or disclosure are appropriately addressed in these consolidated financial statements.

NOTE 2. ACQUISITIONS AND DISPOSITIONS

Cobalt Business. In September 2021, FCX's 56% owned subsidiary, Koboltti Chemicals Holdings Limited (KCHL), completed the sale of its remaining cobalt business based in Kokkola, Finland (Freeport Cobalt) to Jervois Global Limited (Jervois) for $208 million (before post-closing adjustments), consisting of cash consideration of

$173 million and 7% of Jervois common stock (valued at $35 million at the time of closing). In 2022, KCHL sold these shares for $60 million. At closing, Freeport Cobalt's assets included cash of approximately $20 million and other net assets of $125 million. In 2021, FCX recorded a gain of $60 million ($34 million to net income attributable to common stock) associated with this transaction. In addition, KCHL has the right to receive contingent consideration through 2026 of up to $40 million based on the future performance of Freeport Cobalt. Any gain related to the contingent consideration will be recognized when received. Following this transaction, FCX no longer has cobalt operations.

PT Smelting. In April 2021, PT-FI acquired 14.5% of the outstanding common stock of PT Smelting, a smelter and refinery in Gresik, Indonesia, for $33 million, increasing its ownership interest from 25.0% to 39.5%. The remaining outstanding shares of PT Smelting are owned by Mitsubishi Materials Corporation (MMC). PT-FI accounts for its investment in PT Smelting under the equity method (refer to Note 3 for further discussion).

NOTE 3. OWNERSHIP IN SUBSIDIARIES AND JOINT VENTURES

Ownership in Subsidiaries. FMC produces copper and molybdenum from mines in North America and South America. At December 31, 2023, FMC's operating mines in North America were Morenci, Bagdad, Safford (including Lone Star), Sierrita and Miami located in Arizona; Tyrone and Chino located in New Mexico; and Henderson and Climax located in Colorado. FMC has a 72% interest in Morenci (refer to "Joint Ventures. Sumitomo and SMM Morenci, Inc.") and owns 100% of the other North America mines. At December 31, 2023, operating mines in South America were Cerro Verde (53.56% owned) located in Peru and El Abra (51% owned) located in Chile. At December 31, 2023, FMC's net assets totaled $17.8 billion and its accumulated deficit totaled $13.3 billion. FCX had no loans to FMC outstanding at December 31, 2023.

FCX owns 48.76% of PT-FI (refer to "PT-FI Divestment"). At December 31, 2023, PT-FI's net assets totaled $15.5 billion and its retained earnings totaled $11.0 billion. FCX had no loans to PT-FI outstanding at December 31, 2023.

FCX owns 100% of the outstanding Atlantic Copper (FCX's wholly owned smelting and refining unit in Spain) common stock. At December 31, 2023, Atlantic Copper's net assets totaled $97 million and its accumulated deficit totaled $443 million. FCX had $611 million in loans to Atlantic Copper outstanding at December 31, 2023.

PT-FI Divestment. On December 21, 2018, FCX completed the transaction with the Indonesia government regarding PT-FI's long-term mining rights and share ownership (the 2018 Transaction). Pursuant to the divestment agreement and related documents, PT Mineral Industri Indonesia (MIND ID), an Indonesia state-owned enterprise, acquired all of Rio Tinto plc's (Rio Tinto) interests associated with its joint venture with PT-FI (the former Rio Tinto Joint Venture) and 100% of FCX's interests in PT Indonesia Papua Metal Dan Mineral (PTI).

In connection with the 2018 Transaction, PT-FI acquired all of the common stock of PT Rio Tinto Indonesia that held the former Rio Tinto Joint Venture interest. After the 2018 Transaction, MIND ID's (26.24%) and PTI's (25.00%) collective share ownership of PT-FI totals 51.24% and FCX's share ownership totals 48.76%. The arrangements provide for FCX and the other pre-transaction PT-FI shareholders (*i.e.*, MIND ID) to retain the economics of the revenue and cost sharing arrangements under the former Rio Tinto Joint Venture. As a result, FCX's economic interest in PT-FI approximated 81% through 2022 and is 48.76% in 2023 and thereafter (see "Attribution of PT-FI Net Income or Loss" below).

FCX, PT-FI, PTI and MIND ID entered into a shareholders agreement (the PT-FI Shareholders Agreement), which includes provisions related to the governance and management of PT-FI. FCX considered the terms of the PT-FI Shareholders Agreement and related governance structure, including whether MIND ID has substantive participating rights, and concluded that it has retained control and would continue to consolidate PT-FI in its financial statements following the 2018 Transaction. Among other terms, the governance arrangements under the PT-FI Shareholders Agreement transfers control over the management of PT-FI's mining operations to an operating committee, which is controlled by FCX. Additionally, as discussed above, the existing PT-FI shareholders retained the economics of the revenue and cost sharing arrangements under the former Rio Tinto Joint Venture, so that FCX's economic interest in the project through 2041 will not be significantly affected by the 2018 Transaction. FCX believes its conclusion to continue to consolidate PT-FI in its financial statements is in accordance with the U.S. Securities and Exchange Commission (SEC) Regulation S-X, Rule 3A-02 (a), which provides for situations in which consolidation of an entity, notwithstanding the lack of majority ownership, is necessary to present fairly the financial position and results of operations of the registrant, because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock.

Attribution of PT-FI Net Income or Loss. FCX concluded that the attribution of PT-FI's net income or loss from December 21, 2018 (the date of the divestment transaction), through December 31, 2022 (the Initial Period), should be based on the economics replacement agreement included in the PT-FI Shareholders Agreement, as previously discussed. The economics replacement agreement entitled FCX to approximately 81% of PT-FI dividends paid during the Initial Period, with the remaining 19% paid to the noncontrolling interests. PT-FI's cumulative net income during the Initial Period totaled $6.0 billion, of which $4.9 billion was attributed to FCX. In addition, because PT-FI did not achieve the Gold Target (as defined in the PT-FI Shareholders Agreement) during the Initial Period, PT-FI's net income and cash dividends associated with the sale of approximately 190,000 ounces of gold during 2023 were attributed approximately 81% to FCX and 19% to MIND ID.

Beginning January 1, 2023, the attribution of PT-FI's net income or loss is based on equity ownership percentages (48.76% for FCX, 26.24% for MIND ID and 25.00% for PTI), except for net income of $35 million that was attributable to the approximately 190,000 ounces of gold sales discussed above.

For all of its other partially owned consolidated subsidiaries, FCX attributes net income or loss based on equity ownership percentages.

Joint Ventures.

Sumitomo and SMM Morenci, Inc. FMC owns a 72% undivided interest in Morenci via an unincorporated joint venture. The remaining 28% is owned by Sumitomo (15%) and SMM Morenci, Inc. (13%). Each partner takes in kind its share of Morenci's production. FMC purchased 46 million pounds during 2023 and 62 million pounds during 2022 of Morenci's copper cathode from Sumitomo and SMM Morenci, Inc. at market prices for $177 million and $245 million, respectively. FMC had receivables from Sumitomo and SMM Morenci, Inc. totaling $17 million at December 31, 2023, and $25 million at December 31, 2022.

PT Smelting. PT Smelting is an Indonesia company that owns a copper smelter and refinery in Gresik, Indonesia. In 1996, PT-FI entered into a joint venture and shareholder agreement with MMC to jointly construct the PT Smelting facilities. PT Smelting, which commenced operations in 1999, was the first operating copper smelter facility in Indonesia. PT-FI owns 39.5% of the outstanding common stock of PT Smelting. MMC owns the remaining 60.5% of PT Smelting's outstanding common stock and serves as the operator of the facilities.

On November 30, 2021, PT-FI entered into a convertible loan agreement to fund an expansion of PT Smelting's facilities. In December 2023, the project was completed and PT-FI's loan is expected to convert into PT Smelting equity in 2024, increasing PT-FI's ownership in PT Smelting to approximately 65%.

FCX has determined that PT Smelting is a variable interest entity (VIE), however, as mutual consent of both PT-FI and MMC is required to make the decisions that most significantly impact the economic performance of PT Smelting, PT-FI is not the primary beneficiary. As PT-FI has the ability to exercise significant influence over PT Smelting, it accounts for its investment in PT Smelting under the equity method (refer to Note 6).

PT-FI's maximum exposure to loss is its investment in PT Smelting and its loan to fund the expansion (refer to Note 6). PT-FI's equity in PT Smelting's earnings totaled $10 million in 2023, $24 million in 2022 and $6 million in 2021.

Beginning January 1, 2023, PT-FI's commercial arrangement with PT Smelting changed from a copper concentrate sales agreement to a tolling arrangement. Under this arrangement, PT-FI pays PT Smelting a tolling fee to smelt and refine its copper concentrate and PT-FI retains title to all products for sale to third parties (*i.e.*, there are no further sales from PT-FI to PT Smelting). While the new tolling agreement with PT Smelting does not significantly change PT-FI's economics, it impacts the timing of PT-FI's sales and working capital requirements.

NOTE 4. INVENTORIES, INCLUDING LONG-TERM MILL AND LEACH STOCKPILES

The components of inventories follow:

December 31,	2023	2022
Current inventories:		
Raw materials (primarily concentrate)	$ 469	$ 443
Work-in-process	221	221
Finished goods[a]	1,782	1,169
Total product	$2,472	$1,833
Total materials and supplies, net[b]	$2,169	$1,964
Mill stockpiles	$ 179	$ 216
Leach stockpiles	1,240	1,167
Total current mill and leach stockpiles	$1,419	$1,383
Long-term inventories[c]:		
Mill stockpiles	$ 251	$ 199
Leach stockpiles	1,085	1,053
Total long-term mill and leach stockpiles[c]	$1,336	$1,252

a. The increase in finished goods inventory at December 31, 2023, was primarily associated with the change in PT-FI's commercial arrangement with PT Smelting (refer to Note 3) and the timing of shipments of anode slimes.
b. Materials and supplies inventory was net of obsolescence reserves totaling $41 million at December 31, 2023, and $39 million at December 31, 2022.
c. Estimated metals in stockpiles not expected to be recovered within the next 12 months.

NOTE 5. PROPERTY, PLANT, EQUIPMENT AND MINE DEVELOPMENT COSTS, NET

The components of net property, plant, equipment and mine development costs follow:

December 31,	2023	2022
Proven and probable mineral reserves	$ 7,160	$ 7,159
VBPP	359	360
Mine development and other	12,325	12,314
Buildings and infrastructure	10,165	9,746
Machinery and equipment	15,246	14,790
Mobile equipment	4,986	4,756
Construction in progress	6,885	4,419
Oil and gas properties	27,441	27,356
Total	84,567	80,900
Accumulated depreciation, depletion and amortization[a]	(49,272)	(48,273)
Property, plant, equipment and mine development costs, net	$ 35,295	$ 32,627

a. Includes accumulated amortization for oil and gas properties of $27.4 billion at December 31, 2023, and $27.3 billion at December 31, 2022.

FCX recorded $1.6 billion for VBPP in connection with the FMC acquisition (excluding $0.6 billion associated with mining operations that were subsequently sold) and transferred $0.8 billion to proven and probable mineral reserves through 2023 ($1 million in 2023 and $16 million in 2022). Cumulative impairments of and adjustments to VBPP total $0.5 billion, which were primarily recorded in 2008.

Capitalized interest, which primarily related to FCX's mining operations' capital projects, including the construction and development of the Manyar smelter and precious metals refinery in Indonesia (collectively, the Indonesia smelter projects), totaled $267 million in 2023, $150 million in 2022 and $72 million in 2021.

During the three-year period ended December 31, 2023, no material impairments of FCX's long-lived mining assets were recorded.

NOTE 6. OTHER ASSETS

The components of other assets follow:

December 31,	2023	2022
Intangible assets[a]	$ 422	$ 416
Legally restricted trust assets[b]	212	182
Disputed tax assessments:[c]		
Cerro Verde	274	333
PT-FI	10	12
Investments:		
PT Smelting[d]	123	50
Restricted time deposits[e]	97	133
Fixed income, equity securities and other	84	79
Loans to PT Smelting for expansion[f]	233	101
Long-term receivable for taxes[g]	70	54
Prepaid rent and deposits	39	26
Contingent consideration associated with sales of assets[h]	38	47
Long-term employee receivables	26	24
Other	182	144
Total other assets	$1,810	$1,601

a. Indefinite-lived intangible assets totaled $214 million at December 31, 2023 and 2022. Definite-lived intangible assets totaled $208 million at December 31, 2023, and $202 million at December 31, 2022, which was net of accumulated amortization totaling $43 million and $39 million, respectively.
b. Reflects amounts held in trusts for AROs related to properties in New Mexico (refer to Note 12 for further discussion).
c. Refer to Note 12 for further discussion.
d. PT-FI's ownership in PT Smelting is recorded using the equity method. Amounts were reduced by unrecognized profits on sales from PT-FI to PT Smelting totaling $112 million at December 31, 2022. Trade accounts receivable from PT Smelting totaled $277 million at December 31, 2022.
e. Relates to PT-FI's regulatory commitments (refer to Notes 12 and 14 for further discussion).
f. Refer to Note 3 for further discussion.
g. Includes tax overpayments and refunds not expected to be realized within the next 12 months.
h. Refer to Note 15 for further discussion.

NOTE 7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities follow:

December 31,	2023	2022
Accounts payable	$2,466	$2,701
Salaries, wages and other compensation	343	329
Deferred revenue	161	76
Accrued interest[a]	146	218
Pension, postretirement, postemployment and other employee benefits[b]	129	143
PT-FI contingencies[c]	122	179
Accrued taxes, other than income taxes	88	75
Leases[d]	84	38
Community development programs	58	60
Litigation accruals	51	99
Accrued mining royalties	13	41
Other	68	68
Total accounts payable and accrued liabilities	$3,729	$4,027

a. Third-party interest paid, net of capitalized interest, was $419 million in 2023, $417 million in 2022 and $640 million in 2021.
b. Refer to Note 9 for long-term portion.
c. Refer to Notes 12 and 13 for further discussion.
d. Refer to Note 13 for further discussion.

NOTE 8. DEBT

FCX's debt at December 31, 2023, is net of reductions of $67 million ($78 million at December 31, 2022) for unamortized net discounts and unamortized debt issuance costs. The components of debt follow:

December 31,	2023	2022
Revolving credit facilities:		
FCX	$ —	$ —
PT-FI	—	—
Cerro Verde	—	—
Senior notes and debentures:		
Issued by FCX:		
3.875% Senior Notes due 2023	—	995
4.55% Senior Notes due 2024	730	729
5.00% Senior Notes due 2027	448	465
4.125% Senior Notes due 2028	483	543
4.375% Senior Notes due 2028	430	475
5.25% Senior Notes due 2029	468	499
4.25% Senior Notes due 2030	446	494
4.625% Senior Notes due 2030	588	615
5.40% Senior Notes due 2034	723	723
5.450% Senior Notes due 2043	1,689	1,687
Issued by PT-FI:		
4.763% Senior Notes due 2027	746	745
5.315% Senior Notes due 2032	1,490	1,489
6.200% Senior Notes due 2052	744	744
Issued by FMC:		
7 ⅛% Debentures due 2027	115	115
9 ½% Senior Notes due 2031	121	122
6 ⅛% Senior Notes due 2034	118	118
Other	83	62
Total debt	9,422	10,620
Less current portion of debt	(766)	(1,037)
Long-term debt	$8,656	$ 9,583

Revolving Credit Facilities.

FCX. FCX and PT-FI have a $3.0 billion, unsecured revolving credit facility that matures in October 2027. Under the terms of the revolving credit facility, FCX may obtain loans and issue letters of credit in an aggregate amount of up to $3.0 billion with a $1.5 billion sublimit on the issuance of letters of credit and a $500 million limit on PT-FI's borrowing capacity. At December 31, 2023, FCX had $7 million in letters of credit issued under its revolving credit facility. Interest on loans made under the revolving credit facility may, at the option of FCX or PT-FI, be determined based on the Secured Overnight Financing Rate plus a spread to be determined by reference to a grid based on FCX's credit rating.

The revolving credit facility contains customary affirmative covenants and representations, and also contains various negative covenants that, among other things and subject to certain exceptions, restrict the ability of FCX's subsidiaries that are not borrowers or guarantors to incur additional indebtedness (including guarantee obligations) and the ability of FCX or FCX's subsidiaries to: create liens on assets; enter into sale and leaseback transactions; engage in mergers, liquidations and dissolutions; and sell assets. In addition, the revolving credit facility contains a total leverage ratio financial covenant.

PT-FI. In November 2023, PT-FI amended and restated its senior unsecured revolving credit facility to, among other things, increase the availability to $1.75 billion, extend the maturity date under the facility to November 2028 and reduce the applicable margin used in the determination of interest rates. PT-FI's revolving credit facility is available for its general corporate purposes, including to fund PT-FI's projects related to the expansion of smelting and refining capacity in Indonesia.

PT-FI's revolving credit facility contains customary affirmative covenants and representations and also contains standard negative covenants that, among other things, restrict, subject to certain exceptions, the ability of PT-FI to incur additional indebtedness; create liens on assets; enter into sale and leaseback transactions; sell assets; and modify or amend the shareholders agreement or related governance structure. The credit facility also contains financial covenants governing maximum total leverage and minimum interest expense coverage and other covenants addressing certain environmental and social compliance requirements.

Cerro Verde. Cerro Verde has a $350 million, senior unsecured revolving credit facility that matures in May 2027. Cerro Verde's revolving credit facility contains customary representations and affirmative and negative covenants.

At December 31, 2023, FCX, PT-FI and Cerro Verde had no borrowings outstanding under their respective revolving credit facilities and were in compliance with their respective covenants.

Senior Notes.

FCX. In March 2023, FCX repaid in full the outstanding principal balance of its 3.875% Senior Notes totaling $996 million at maturity.

Beginning in 2022 and through 2023, FCX has purchased $1.3 billion aggregate principal amount of its senior notes in open-market transactions for a total cost of $1.2 billion. There have been no purchases of senior notes in open-market transactions since July 2023. Listed below are the FCX senior notes, purchased on the open market during 2023 and 2022.

	Principal Amount	Net Adjustments	Book Value	Redemption Value	Gain
Year Ended December 31, 2023					
5.00% Senior Notes due 2027	$ 17	$ —	$ 17	$ 17	$ —
4.125% Senior Notes due 2028	61	—	61	58	3
4.375% Senior Notes due 2028	46	(1)	45	43	2
5.25% Senior Notes due 2029	31	—	31	31	—
4.25% Senior Notes due 2030	50	(1)	49	46	3
4.625% Senior Notes due 2030	28	—	28	26	2
Total	$ 233	$ (2)	$ 231	$ 221	$10
Year Ended December 31, 2022					
5.00% Senior Notes due 2027	$ 131	$ (1)	$ 130	$ 130	$ —
4.125% Senior Notes due 2028	153	(1)	152	143	9
4.375% Senior Notes due 2028	171	(2)	169	163	6
5.25% Senior Notes due 2029	97	(1)	96	93	3
4.25% Senior Notes due 2030	101	(1)	100	93	7
4.625% Senior Notes due 2030	228	(2)	226	215	11
5.40% Senior Notes due 2034	20	—	20	20	—
5.450% Senior Notes due 2043	160	(2)	158	150	8
Total	$1,061	$(10)	$1,051	$1,007	$44

The senior notes listed below are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price prior to the dates stated below, at specified redemption prices beginning on the dates stated below, and at 100% of principal two years before maturity.

Debt Instrument	Date
5.00% Senior Notes due 2027	September 1, 2022
4.125% Senior Notes due 2028	March 1, 2023
4.375% Senior Notes due 2028	August 1, 2023
5.25% Senior Notes due 2029	September 1, 2024
4.25% Senior Notes due 2030	March 1, 2025
4.625% Senior Notes due 2030	August 1, 2025

The senior notes listed below are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price prior to the dates stated below and beginning on the dates stated below at 100% of principal.

Debt Instrument	Date
4.55% Senior Notes due 2024	August 14, 2024
5.40% Senior Notes due 2034	May 14, 2034
5.450% Senior Notes due 2043	September 15, 2042

FCX's senior notes contain limitations on liens and rank equally with FCX's other existing and future unsecured and unsubordinated indebtedness.

PT-FI. In April 2022, PT-FI completed the sale of $3.0 billion aggregate principal amount of unsecured senior notes, consisting of $750 million of 4.763% Senior Notes due 2027, $1.5 billion of 5.315% Senior Notes due 2032 and $750 million of 6.200% Senior Notes due 2052. PT-FI used $0.6 billion of the net proceeds to repay the borrowings under its term loan and recorded a loss on early extinguishment of debt of $10 million in 2022. PT-FI is using the remaining net proceeds to finance the Indonesia smelter projects.

The senior notes listed below are redeemable in whole or in part, at the option of PT-FI, at a make-whole redemption price prior to the dates stated below and beginning on the dates stated below at 100% of principal.

Debt Instrument	Date
4.763% Senior Notes due 2027	March 14, 2027
5.315% Senior Notes due 2032	January 14, 2032
6.200% Senior Notes due 2052	October 14, 2051

Cerro Verde Shareholder Loans. In December 2014, Cerro Verde entered into loan agreements with three of its shareholders, which will mature in May 2024. No amounts were outstanding at December 31, 2023 and 2022, and availability under these agreements totals $200 million.

Maturities. Maturities of debt instruments based on the principal amounts outstanding at December 31, 2023, total $766 million in 2024, $4 million in 2025, $4 million in 2026, $1.3 billion in 2027, $0.9 billion in 2028 and $6.5 billion thereafter.

NOTE 9. OTHER LIABILITIES, INCLUDING EMPLOYEE BENEFITS

The components of other liabilities follow:

December 31,	2023	2022
Pension, postretirement, postemployment and other employment benefits[a]	$ 704	$ 775
Leases[b]	347	294
Provision for tax positions	174	161
Litigation accruals	163	109
Social investment programs	79	36
Indemnification of MIND ID[b]	75	74
Other	106	113
Total other liabilities	$1,648	$1,562

a. Refer to Note 7 for current portion.
b. Refer to Note 13 for further discussion.

Pension Plans. Following is a discussion of FCX's pension plans.

FMC Plans. FMC has U.S. trusteed, non-contributory pension plans covering some U.S. employees and some employees of its international subsidiaries hired before 2007. The applicable FMC plan design determines the manner in which benefits are calculated for any particular group of employees. Benefits are calculated based on final average monthly compensation and years of service or based on a fixed amount for each year of service. Non-bargained FMC employees hired after December 31, 2006, are not eligible to participate in the FMC U.S. pension plan. In August 2020, the FMC Retirement Plan, the largest FMC plan, was amended such that, effective September 1, 2020, participants no longer accrue any additional benefits.

FCX's funding policy for these plans provides that contributions to pension trusts shall be at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, for U.S. plans; or, in the case of international plans, the minimum legal requirements that may be applicable in the various countries. Additional contributions also may be made from time to time.

FCX's primary investment objectives for the FMC plan assets held in a master trust (Master Trust) are to maintain funds sufficient to pay all benefit and expense obligations when due, minimize the volatility of the plan's funded status to the extent practical, and to maintain prudent levels of risk consistent with the plan's investment policy. The FMC plan assets are invested in a risk-mitigating portfolio, which is allocated among multiple fixed income managers. The current target allocation of the portfolio is long-duration credit (50%); long-duration U.S. government/credit (20%); core fixed income (16%); long-term U.S. Treasury Separate Trading of Registered Interest and Principal Securities (13%); and cash equivalents (1%).

The expected rate of return on plan assets is evaluated at least annually, taking into consideration asset allocation, historical and expected future performance on the types of assets held in the Master Trust, and the current economic environment. Based on these factors, FCX expects the pension assets will earn an average of 5.75% per annum beginning January 1, 2024, which is based on the target asset allocation and long-term capital market return expectations.

For estimation purposes, FCX assumes the long-term asset mix for these plans generally will be consistent with the current mix. Changes in the asset mix could impact the amount of recorded pension costs, the funded status of the plans and the need for future cash contributions. A lower-than-expected return on assets also would decrease plan assets and increase the amount of recorded pension costs in future years. When calculating the expected return on plan assets, FCX uses the market value of assets.

Among the assumptions used to estimate the pension benefit obligation is a discount rate used to calculate the present value of expected future benefit payments for service to date. The discount rate assumption for FCX's U.S. plans is designed to reflect yields on high-quality, fixed-income investments for a given duration. The determination of the discount rate for these plans is based on expected future benefit payments together with the Mercer Yield Curve—Above Mean. The Mercer Yield Curve—Above Mean is constructed from the bonds in the Mercer Pension Discount

Curve that have a yield higher than the regression mean yield curve. The Mercer Yield Curve—Above Mean consists of spot (*i.e.*, zero coupon) interest rates at one-half-year increments for each of the next 30 years and is developed based on pricing and yield information for high-quality corporate bonds. Changes in the discount rate are reflected in FCX's benefit obligation and, therefore, in future pension costs.

SERP Plan. FCX has an unfunded Supplemental Executive Retirement Plan (SERP) for its chief executive officer. The SERP provides for retirement benefits payable in the form of a joint and survivor annuity, life annuity or an equivalent lump sum. The participant has elected to receive an equivalent lump sum payment. The payment will equal a percentage of the participant's highest average compensation for any consecutive three-year period during the five years immediately preceding the completion of 25 years of credited service. The SERP benefit will be reduced by the value of all benefits from current and former retirement plans (qualified and nonqualified) sponsored by FCX, by FM Services Company, FCX's wholly owned subsidiary, or by any predecessor employer (including FCX's former parent company), except for benefits produced by accounts funded exclusively by deductions from the participant's pay.

PT-FI Plan. PT-FI has a defined benefit pension plan denominated in Indonesia rupiah covering substantially all of its Indonesia national employees. PT-FI funds the plan and invests the assets in accordance with Indonesia pension guidelines. The pension obligation was valued at an exchange rate of 15,339 rupiah to one U.S. dollar on December 31, 2023, and 15,652 rupiah to one U.S. dollar on December 31, 2022. Indonesia labor laws require that companies provide a minimum severance to employees upon employment termination based on the reason for termination and the employee's years of service. PT-FI's pension benefit obligation includes benefits determined in accordance with this law. PT-FI's expected rate of return on plan assets is evaluated at least annually, taking into consideration its long-range estimated return for the plan based on the asset mix. Based on these factors, PT-FI expects its pension assets will earn an average of 7% per annum beginning January 1, 2024. The discount rate assumption for PT-FI's plan is based on the Indonesia Government Security Yield Curve. Changes in the discount rate are reflected in PT-FI's benefit obligation and, therefore, in future pension costs.

Plan Information. FCX uses a measurement date of December 31 for its plans. Information for qualified and non-qualified plans where the projected benefit obligations and the accumulated benefit obligations exceed the fair value of plan assets follows:

December 31,	2023	2022
Projected and accumulated benefit obligation	**$1,828**	$1,831
Fair value of plan assets	**1,475**	1,422

Information on the qualified and non-qualified FCX (FMC and SERP plans) and PT-FI plans as of December 31 follows:

	FCX		PT-FI	
	2023	2022	2023	2022
Change in benefit obligation:				
Benefit obligation at beginning of year	**$1,884**	$2,553	**$215**	$237
Service cost	**15**	15	**11**	12
Interest cost	**98**	71	**14**	14
Actuarial losses (gains)	**15**	(623)	**3**	(2)
Special termination benefits and plan amendments	**—**	—	**1**	2
Foreign exchange losses (gains)	**1**	(3)	**4**	(22)
Benefits and administrative expenses paid	**(133)**	(129)	**(27)**	(26)
Benefit obligation at end of year	**1,880**	1,884	**221**	215
Change in plan assets:				
Fair value of plan assets at beginning of year	**1,483**	2,071	**205**	240
Actual return on plan assets	**121**	(509)	**11**	10
Employer contributions[a]	**65**	52	**9**	2
Foreign exchange gains (losses)	**1**	(2)	**4**	(21)
Benefits and administrative expenses paid	**(133)**	(129)	**(26)**	(26)
Fair value of plan assets at end of year	**1,537**	1,483	**203**	205
Funded status	**$ (343)**	$ (401)	**$ (18)**	$ (10)
Accumulated benefit obligation	**$1,878**	$1,882	**$182**	$176
Weighted-average assumptions used to determine benefit obligations:				
Discount rate	**5.15%**	5.41%	**6.75%**	7.00%
Rate of compensation increase	**N/A**	N/A	**4.00%**	4.00%
Balance sheet classification of funded status:				
Other assets	**$ 9**	$ 8	**$ —**	$ —
Accounts payable and accrued liabilities	**(3)**	(4)	**—**	—
Other liabilities	**(349)**	(405)	**(18)**	(10)
Total	**$ (343)**	$ (401)	**$ (18)**	$ (10)

a. Employer contributions for 2024 are currently expected to approximate $65 million for the FCX plans and $11 million for the PT-FI plan (based on a December 31, 2023, exchange rate of 15,339 Indonesia rupiah to one U.S. dollar).

During 2023, the actuarial loss of $15 million for the FCX pension plans primarily resulted from the decrease in the discount rate from 5.41% to 5.15%. During 2022, the actuarial gain of $623 million for the FCX pension plans primarily resulted from the increase in the discount rate from 2.85% to 5.41%.

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for FCX's pension plans for the years ended December 31 follow:

	2023	2022	2021
Weighted-average assumptions:[a]			
Discount rate	**5.41%**	2.85%	2.50%
Expected return on plan assets	**5.00%**	3.00%	5.25%
Service cost	**$ 15**	$ 15	$ 12
Interest cost	**98**	71	66
Expected return on plan assets	**(72)**	(62)	(98)
Amortization of net actuarial losses	**15**	15	25
Net periodic benefit cost	**$ 56**	$ 39	$ 5

a. The assumptions shown relate only to the FMC Retirement Plan.

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for PT-FI's pension plan for the years ended December 31 follow:

	2023	2022	2021
Weighted-average assumptions:			
Discount rate	**7.00%**	6.50%	6.25%
Expected return on plan assets	**7.00%**	7.00%	7.75%
Rate of compensation increase	**4.00%**	4.00%	4.00%
Service cost	**$ 11**	$ 12	$ 13
Interest cost	**14**	14	14
Expected return on plan assets	**(14)**	(15)	(19)
Amortization of prior service cost	**2**	1	1
Amortization of net actuarial gains	**(1)**	(1)	(1)
Special termination benefit	**1**	2	—
Net periodic benefit cost	**$ 13**	$ 13	$ 8

The service cost component of net periodic benefit cost is included in operating income, and the other components are included in other income (expense), net in the consolidated statements of income.

Included in accumulated other comprehensive loss are the following amounts that have not been recognized in net periodic pension cost as of December 31:

	2023		2022	
	Before Taxes	After Taxes and Noncontrolling Interests	Before Taxes	After Taxes and Noncontrolling Interests
Net actuarial losses	**$382**	**$257**	$426	$305
Prior service costs	**(1)**	**(2)**	—	(2)
	$381	**$255**	$426	$303

Plan assets are classified within a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), then to prices derived using significant observable inputs (Level 2) and the lowest priority to prices derived using significant unobservable inputs (Level 3).

A summary of the fair value for pension plan assets, including those measured at net asset value (NAV) as a practical expedient, associated with the FCX plans follows:

	Fair Value at December 31, 2023				
	Total	NAV	Level 1	Level 2	Level 3
Commingled/collective funds:					
Fixed income securities	$ 417	$417	$ —	$ —	$ —
Short-term investments	24	24	—	—	—
Fixed income:					
Corporate bonds	677	—	—	677	—
Government bonds	276	—	—	276	—
Private equity investments	67	67	—	—	—
Other investments	63	—	1	62	—
Total investments	1,524	$508	$ 1	$1,015	$ —
Cash and receivables	17				
Payables	(4)				
Total pension plan net assets	$1,537				

	Fair Value at December 31, 2022				
	Total	NAV	Level 1	Level 2	Level 3
Commingled/collective funds:					
Fixed income securities	$ 335	$335	$ —	$ —	$ —
Short-term investments	30	30	—	—	—
Fixed income:					
Corporate bonds	712	—	—	712	—
Government bonds	282	—	—	282	—
Private equity investments	25	25	—	—	—
Other investments	55	—	1	54	—
Total investments	1,439	$390	$ 1	$1,048	$ —
Cash and receivables	49				
Payables	(5)				
Total pension plan net assets	$1,483				

Following is a description of the pension plan asset categories included in the above tables and the valuation techniques used to measure fair value. There have been no changes to the techniques used to measure fair value.

Commingled/collective funds are managed by several fund managers and are valued at the NAV per unit of the fund. For most of these funds, the majority of the underlying assets are actively traded securities. These funds primarily require up to a two-business-day notice for redemptions.

Fixed income investments include corporate and government bonds held directly by the Master Trust. Fixed income securities are valued using a bid-evaluation price or a mid-evaluation price

and, as such, are classified within Level 2 of the fair value hierarchy. A bid-evaluation price is an estimated price at which a dealer would pay for a security. A mid-evaluation price is the average of the estimated price at which a dealer would sell a security and the estimated price at which a dealer would pay for a security. These evaluations are based on quoted prices, if available, or models that use observable inputs.

Private equity investments are valued at NAV using information from general partners and have inherent restrictions on redemptions that may affect the ability to sell the investments at their NAV in the near term.

A summary of the fair value hierarchy for pension plan assets associated with the PT-FI plan follows:

	Fair Value at December 31, 2023			
	Total	Level 1	Level 2	Level 3
Government bonds	$102	$102	$ —	$ —
Common stocks	67	67	—	—
Mutual funds	12	12	—	—
Total investments	181	$181	$ —	$ —
Cash and receivables[a]	22			
Payables	—			
Total pension plan net assets	$203			

	Fair Value at December 31, 2022			
	Total	Level 1	Level 2	Level 3
Government bonds	$ 95	$ 95	$ —	$ —
Common stocks	72	72	—	—
Mutual funds	12	12	—	—
Total investments	179	$179	$ —	$ —
Cash and receivables[a]	27			
Payables	(1)			
Total pension plan net assets	$205			

a. Cash consists primarily of short-term time deposits.

Following is a description of the valuation techniques used for pension plan assets measured at fair value associated with the PT-FI plan. There have been no changes to the techniques used to measure fair value.

Government bonds, common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded and, as such, are classified within Level 1 of the fair value hierarchy.

The techniques described above may produce a fair value calculation that may not be indicative of NRV or reflective of future fair values. Furthermore, while FCX believes its valuation techniques are appropriate and consistent with those used by other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The expected benefit payments for FCX's and PT-FI's pension plans follow:

	FCX	PT-FI[a]
2024	$123	$ 30
2025	183	27
2026	126	29
2027	128	29
2028	128	27
2029 through 2033	632	128

a. Based on a December 31, 2023, exchange rate of 15,339 Indonesia rupiah to one U.S. dollar.

Postretirement and Other Benefits. FCX also provides postretirement medical and life insurance benefits for certain U.S. employees and, in some cases, employees of certain international subsidiaries. These postretirement benefits vary among plans, and many plans require contributions from retirees. The expected cost of providing such postretirement benefits is accrued during the years employees render service.

The benefit obligation (funded status) for the postretirement medical and life insurance benefit plans consisted of a current portion of $5 million (included in accounts payable and accrued liabilities) and a long-term portion of $34 million (included in other liabilities) at December 31, 2023, and a current portion of $6 million and a long-term portion of $43 million at December 31, 2022.

FCX has a number of postemployment plans covering severance, long-term disability income, continuation of health and life insurance coverage for disabled employees or other welfare benefits. The accumulated postemployment benefit obligation consisted of a current portion of $7 million (included in accounts payable and accrued liabilities) and a long-term portion of $46 million (included in other liabilities) at December 31, 2023, and a current portion of $7 million and a long-term portion of $41 million at December 31, 2022.

FCX also sponsors a retirement savings plan for most of its U.S. employees. The plan allows employees to contribute a portion of their income in accordance with specified guidelines. The savings plan is a qualified 401(k) plan for all U.S. salaried and non-bargained hourly employees. Participants exercise control and direct the investment of their contributions and account balances among various investment options under the plan. FCX contributes to the plan and matches a percentage of employee contributions up to certain limits. For employees whose eligible compensation exceeds certain levels, FCX provides a nonqualified unfunded defined contribution plan, which had a liability balance of $62 million at December 31, 2023, and $56 million at December 31, 2022, all of which was included in other liabilities.

The costs charged to operations for the employee savings plan totaled $119 million in 2023, $101 million in 2022 and $95 million in 2021. FCX has other employee benefit plans, certain of which are related to FCX's financial results, which are recognized in operating costs.

NOTE 10. STOCKHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

FCX's authorized shares of capital stock total 3.05 billion shares, consisting of 3.0 billion shares of common stock and 50 million shares of preferred stock.

Financial Policy. In February 2021, FCX's Board of Directors (Board) adopted a financial policy for the allocation of cash flows aligned with FCX's strategic objectives of maintaining a strong balance sheet, providing cash returns to shareholders and advancing opportunities for future growth. The policy includes a base dividend and a performance-based payout framework, whereby up to 50% of available cash flows generated after planned capital spending and distributions to noncontrolling interests would be allocated to shareholder returns and the balance to debt reduction and investments in value enhancing growth projects, subject to FCX maintaining its net debt at a level not to exceed the net debt target of $3.0 billion to $4.0 billion (excluding net project debt for the Indonesia smelter projects). The Board reviews the structure of the performance-based payout framework at least annually.

In February 2021, the Board reinstated a cash dividend on FCX's common stock (base dividend), and on November 1, 2021, the Board approved (i) a variable cash dividend on FCX's common stock and (ii) a new share repurchase program authorizing repurchases of up to $3.0 billion of FCX common stock. In July 2022, the Board authorized an increase in the share repurchase program from up to $3.0 billion to up to $5.0 billion.

Under its share repurchase program, FCX acquired 12.74 million shares of its common stock for a total cost of $0.5 billion ($38.32 average cost per share) in 2021 and 35.12 million shares of its common stock for a total cost of $1.3 billion ($38.36 average cost per share) in 2022. There were no shares acquired under the program in 2023. As of February 15, 2024, FCX has $3.2 billion available for repurchases under the program.

On December 20, 2023, FCX declared quarterly cash dividends totaling $0.15 per share on its common stock (including a $0.075 per share base dividend and $0.075 per share variable dividend), which were paid on February 1, 2024, to common stockholders of record as of January 12, 2024.

The declaration and payment of dividends (base or variable) and timing and amount of any share repurchases are at the discretion of FCX's Board and management, respectively, and are subject to a number of factors, including not exceeding FCX's net debt target, capital availability, FCX's financial results, cash requirements, global economic conditions, changes in laws, contractual restrictions and other factors deemed relevant by FCX's Board or management, as applicable. FCX's share repurchase program may be modified, increased, suspended or terminated at any time at the Board's discretion.

Accumulated Other Comprehensive Loss. A summary of changes in the balances of each component of accumulated other comprehensive loss, net of tax, follows:

	Defined Benefit Plans	Translation Adjustment	Total
Balance at January 1, 2021	$(593)	$10	$(583)
Amounts arising during the period[a,b]	176	—	176
Amounts reclassified[c]	19	—	19
Balance at December 31, 2021	(398)	10	(388)
Amounts arising during the period[a,b]	61	—	61
Amounts reclassified[c]	7	—	7
Balance at December 31, 2022	(330)	10	(320)
Amounts arising during the period[a,b]	41	—	41
Amounts reclassified[c]	5	—	5
Balance at December 31, 2023	$(284)	$10	$(274)

a. Includes net actuarial gains, net of noncontrolling interest, totaling $174 million for 2021, $59 million for 2022 and $38 million for 2023.
b. Includes tax provision totaling $2 million for 2021, 2022 and 2023.
c. Includes amortization primarily related to actuarial losses, net of taxes of less than $1 million for 2021, 2022 and 2023.

Stock Award Plans. FCX currently has awards outstanding under various stock-based compensation plans. The stockholder-approved 2016 Stock Incentive Plan (the 2016 Plan) provides for the issuance of stock options, stock appreciation rights, restricted stock, RSUs, PSUs and other stock-based awards for up to 72 million common shares. As of December 31, 2023, 20.5 million shares were available for grant under the 2016 Plan, and no shares were available under other plans.

Stock-Based Compensation Cost. Compensation cost charged against earnings for stock-based awards for the years ended December 31 follows:

	2023	2022	2021
Selling, general and administrative expenses	$ 64	$57	$64
Production and delivery	45	38	34
Total stock-based compensation	109	95	98
Tax benefit and noncontrolling interests' share[a]	(5)	(4)	(5)
Impact on net income	$104	$91	$93

a. Charges in the U.S. are not expected to generate a future tax benefit.

Stock Options. Stock options granted under the plans generally expire 10 years after the date of grant. Stock options vest in one-third annual increments beginning one year from the date of grant. The award agreements provide that participants will receive the following year's vesting upon retirement. Therefore, on the date of grant, FCX accelerates one year of amortization for retirement-eligible employees. The award agreements also provide for accelerated vesting upon certain qualifying terminations of employment within one year following a change of control. FCX did not grant stock options in 2023 or 2022.

A summary of stock options outstanding as of December 31, 2023, and activity during the year ended December 31, 2023, follows:

	Number of Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at January 1	11,614,052	$ 17.75		
Exercised	(2,851,786)	24.18		
Expired/Forfeited	(12,333)	34.27		
Balance at December 31	8,749,933	15.63	4.3	$236
Vested and exercisable at December 31	8,726,933	15.59	4.3	$235

The fair value of each stock option is estimated on the date of grant using the Black-Scholes-Merton option valuation model. Expected volatility is based on implied volatilities from traded options on FCX's common stock and historical volatility of FCX's common stock. FCX uses historical data to estimate future option exercises, forfeitures and expected life. When appropriate, separate groups of employees who have similar historical exercise behavior are considered separately for valuation purposes. The expected dividend rate is calculated using the expected annual dividend at the date of grant. The risk-free interest rate is based on Federal Reserve rates in effect for bonds with maturity dates equal to the expected term of the option.

Information related to stock options during the years ended December 31 follows:

	2023[a]	2022[a]	2021
Weighted-average assumptions used to value stock option awards:			
Expected volatility	N/A	N/A	58.1%
Expected life of options (in years)	N/A	N/A	5.90
Expected dividend rate	N/A	N/A	2.5%
Risk-free interest rate	N/A	N/A	0.6%
Weighted-average grant-date fair value (per option)	N/A	N/A	$11.92
Intrinsic value of options exercised	$52	$148	$ 194
Fair value of options vested	$ 3	$ 23	$ 16

a. FCX did not grant stock options in 2023 or 2022.

Stock-Settled PSUs and RSUs. Since 2014, FCX's executive officers received annual grants of PSUs that vest after a three-year performance period. The total grant date target shares related to the PSU grants were 0.4 million for 2023 and 2022 and 0.3 million for 2021, of which the executive officers will earn (i) between 0% and 200% of the target shares based on achievement of financial metrics and (ii) may be increased or decreased up to 25% of the target shares based on FCX's total shareholder return compared to the total shareholder return of a peer group. PSU awards for FCX's executive officers who are retirement-eligible are non-forfeitable. As such, FCX charges the estimated fair value of the non-forfeitable PSU awards to expense at the time the financial and operational metrics are established, which is typically grant date. The fair value of PSU awards for FCX's executive officers who are not retirement-eligible are expensed over the performance period.

FCX grants RSUs that vest over a period of three years or at the end of three years to certain employees. Some award agreements allow for participants to receive the following year's vesting upon retirement. Therefore, on the date of grant of these RSU awards, FCX accelerates one year of amortization for retirement-eligible employees. FCX also grants RSUs to its directors, which vest on the first anniversary of the date of grant. The fair value of the RSUs is amortized over the vesting period or the period until the director becomes retirement eligible, whichever is shorter. Upon a director's retirement, all of their unvested RSUs immediately vest. For retirement-eligible directors, the fair value of RSUs is recognized in earnings on the date of grant.

The award agreements provide for accelerated vesting of all RSUs held by directors if there is a change of control (as defined in the award agreements) and for accelerated vesting of all RSUs held by employees if they experience a qualifying termination within one year following a change of control.

Dividends attributable to RSUs and PSUs accrue and are paid if the awards vest. A summary of outstanding stock-settled RSUs and PSUs as of December 31, 2023, and activity during the year ended December 31, 2023, follows:

	Number of Awards	Weighted-Average Grant-Date Fair Value Per Award	Aggregate Intrinsic Value
Balance at January 1	6,650,873	$28.05	
Granted	2,270,941	39.72	
Vested	(3,172,907)	19.76	
Forfeited	(49,332)	38.24	
Balance at December 31	5,699,575	37.23	$243

The total fair value of stock-settled RSUs and PSUs granted was $93 million during 2023, $83 million during 2022 and $62 million during 2021. The total intrinsic value of stock-settled RSUs and PSUs vested was $136 million during 2023, $138 million during 2022 and $56 million during 2021. As of December 31, 2023, FCX had $27 million of total unrecognized compensation cost related to unvested stock-settled RSUs and PSUs expected to be recognized over approximately 1.2 years.

Cash-Settled RSUs. Cash-settled RSUs are similar to stock-settled RSUs, but are settled in cash rather than in shares of common stock. These cash-settled RSUs generally vest over three years of service. Some award agreements allow for participants to receive the following year's vesting upon retirement. Therefore, on the date of grant of these cash-settled RSU awards, FCX accelerates one year of amortization for retirement-eligible employees. The cash-settled RSUs are classified as liability awards, and the fair value of these awards is remeasured each reporting period until the vesting dates. The award agreements for cash-settled RSUs provide for accelerated vesting upon certain qualifying terminations of employment within one year following a change of control.

Dividends attributable to cash-settled RSUs accrue and are paid if the awards vest. A summary of outstanding cash-settled RSUs as of December 31, 2023, and activity during the year ended December 31, 2023, follows:

	Number of Awards	Weighted-Average Grant-Date Fair Value Per Award	Aggregate Intrinsic Value
Balance at January 1	814,289	$28.04	
Granted	546,100	43.06	
Vested	(475,151)	22.54	
Forfeited	(26,497)	41.36	
Balance at December 31	858,741	40.23	$37

The total grant-date fair value of cash-settled RSUs was $24 million during 2023, $15 million during 2022 and $9 million during 2021. The intrinsic value of cash-settled RSUs vested was $20 million during 2023, $26 million during 2022 and $24 million during 2021. The accrued liability associated with cash-settled RSUs consisted of a current portion of $19 million (included in accounts payable and accrued liabilities) and a long-term portion of $7 million (included in other liabilities) at December 31, 2023, and a current portion of $19 million and a long-term portion of $5 million at December 31, 2022.

Other Information. The following table includes amounts related to exercises of stock options and vesting of RSUs and PSUs during the years ended December 31:

	2023	2022	2021
FCX shares tendered or withheld to pay the exercise price and/or the statutory withholding taxes[a]	1,633,519	1,511,072	1,358,101
Cash received from stock option exercises	$ 47	$ 125	$ 210
Actual tax benefit realized for tax deductions	$ 4	$ 13	$ 9
Amounts FCX paid for employee taxes	$ 50	$ 55	$ 29

a. Under terms of the related plans, upon exercise of stock options, vesting of stock-settled RSUs and payout of PSUs, employees may tender or have withheld FCX shares to pay the exercise price and/or required withholding taxes.

NOTE 11. INCOME TAXES

Geographic sources of income before income taxes and equity in affiliated companies' net earnings for the years ended December 31 consist of the following:

	2023	2022	2021
U.S.	$ 68	$ 840	$1,861
Foreign	5,938	5,875	5,798
Total	$6,006	$6,715	$7,659

Income taxes are provided on the earnings of FCX's material foreign subsidiaries under the assumption that these earnings will be distributed. FCX has not provided deferred income taxes for other differences between the book and tax carrying amounts of its investments in material foreign subsidiaries as FCX considers its ownership positions to be permanent in duration, and quantification of the related deferred tax liability is not practicable.

FCX's provision for income taxes for the years ended December 31 consists of the following:

	2023	2022	2021
Current income taxes:			
Federal	$ 5	$ —	$ —
State	(6)	1	(11)
Foreign	(2,087)	(2,232)	(2,460)
Total current	(2,088)	(2,231)	(2,471)
Deferred income taxes:			
Federal	(50)	(149)	(184)
State	(3)	(6)	(4)
Foreign	(320)	(144)	(23)
Total deferred	(373)	(299)	(211)
Adjustments	6	1	193[a]
Operating loss carryforwards	185	262	190
Provision for income taxes	$(2,270)	$(2,267)	$(2,299)

a. Primarily reflects the release of valuation allowances on net operating losses at PT Rio Tinto Indonesia (see below).

A reconciliation of the U.S. federal statutory tax rate to FCX's effective income tax rate for the years ended December 31 follows:

	2023		2022		2021	
	Amount	%	Amount	%	Amount	%
U.S. federal statutory tax rate	$(1,261)	(21)%	$ (1,410)	(21)%	$(1,608)	(21)%
Withholding and other impacts on foreign earnings	(615)	(10)	(673)	(10)	(678)	(9)
Effect of foreign rates different than the U.S. federal statutory rate	(313)	(5)	(314)	(5)	(328)	(4)
Foreign tax credit limitation	(289)	(5)	(50)	(1)	(116)	(1)
Percentage depletion	183	3	189	3	221	3
Valuation allowance[a]	128	2	28	—	326	4
Non-deductible permanent differences	(68)	(1)	(29)	—	(21)	—
Uncertain tax positions	(28)	(1)	(17)	—	13	—
State income taxes	(6)	—	(4)	—	(14)	—
PT-FI historical tax disputes[b]	—	—	(8)	—	(193)	(3)
PT Rio Tinto Indonesia valuation allowance	—	—	—	—	189	2
Other items, net	(1)	—	21	—	(90)	(1)
Provision for income taxes	$(2,270)	(38)%	$(2,267)	(34)%	$(2,299)	(30)%

a. Refer to "Valuation Allowances" below.
b. Refer to "Indonesia Tax Matters" below.

FCX paid federal, state and foreign income taxes totaling $2.1 billion in 2023, $3.1 billion in 2022 and $1.3 billion in 2021. FCX received refunds of federal, state and foreign income taxes totaling less than $1 million in 2023, $46 million in 2022 and $109 million in 2021.

The components of deferred taxes follow:

December 31,	2023	2022
Deferred tax assets:		
Foreign tax credits	$ 1,228	$ 1,514
Net operating losses	1,761	1,923
Accrued expenses	1,390	1,303
Employee benefit plans	78	99
Other	215	230
Deferred tax assets	4,672	5,069
Valuation allowances	(3,894)	(3,985)
Net deferred tax assets	778	1,084
Deferred tax liabilities:		
Property, plant, equipment and mine development costs	(4,118)	(4,330)
Undistributed earnings	(911)	(810)
Other	(195)	(211)
Total deferred tax liabilities	(5,224)	(5,351)
Net deferred tax liabilities	$(4,446)	$(4,267)

Tax Attributes. At December 31, 2023, FCX had (i) U.S. foreign tax credits of $1.2 billion that will expire between 2024 and 2027, (ii) U.S. federal net operating losses (NOLs) of $5.4 billion that primarily expire between 2036 and 2037, of which $0.4 billion can be carried forward indefinitely, (iii) U.S. state NOLs of $10.4 billion that primarily expire between 2024 and 2043 and (iv) Atlantic Copper NOLs of $0.5 billion that can be carried forward indefinitely.

Valuation Allowances. On the basis of available information at December 31, 2023, including positive and negative evidence, FCX has provided valuation allowances for certain of its deferred tax assets where it believes it is more-likely-than-not that some portion or all of such assets will not be realized. Valuation allowances totaled $3.9 billion at December 31, 2023, and covered all of FCX's U.S. foreign tax credits and U.S. federal NOLs, substantially all of its U.S. state and foreign NOLs, as well as a portion of its U.S. federal, state and foreign deferred tax assets.

The valuation allowance related to FCX's U.S. foreign tax credits totaled $1.2 billion at December 31, 2023. FCX has operations in tax jurisdictions where statutory income taxes and withholding taxes are in excess of the U.S. federal income tax rate. Valuation allowances are recognized on foreign tax credits for which no benefit is expected to be realized.

The valuation allowance related to FCX's U.S. federal, state and foreign NOLs totaled $1.8 billion and other deferred tax assets totaled $0.9 billion at December 31, 2023. NOLs and deferred tax assets represent future deductions for which a benefit will only be realized to the extent these deductions offset future income.

FCX develops an estimate of which future tax deductions will be realized and recognizes a valuation allowance to the extent these deductions are not expected to be realized in future periods.

Valuation allowances will continue to be carried on U.S. foreign tax credits, U.S. federal, state and foreign NOLs and U.S. federal, state and foreign deferred tax assets, until such time that (i) FCX generates taxable income against which any of the assets, credits or NOLs can be used, (ii) forecasts of future income provide sufficient positive evidence to support reversal of the valuation allowances or (iii) FCX identifies a prudent and feasible means of securing the benefit of the assets, credits or NOLs that can be implemented.

The $91 million net decrease in the valuation allowances during 2023 is primarily related to $32 million of U.S. federal NOLs utilized during 2023, and a $292 million decrease related to expirations of U.S. foreign tax credits partially offset by an increase of $188 million, primarily associated with current year changes in U.S. federal temporary differences and a $22 million increase in valuation allowances against Section 163(j) deferred tax assets related to current year activity.

U.S. Inflation Reduction Act of 2022. The provisions of the U.S. Inflation Reduction Act of 2022 (the Act) became applicable to FCX on January 1, 2023. The Act includes, among other provisions, a new Corporate Alternative Minimum Tax (CAMT) of 15% on the adjusted financial statement income (AFSI) of corporations with average AFSI exceeding $1.0 billion over a three-year period. FCX has made interpretations of certain provisions of the Act, and based on these interpretations, determined that the provisions of the Act did not materially impact FCX's financial results in 2023.

Although the U.S. Department of the Treasury (Treasury) published guidance in 2023 that provided some additional clarity on these rules, uncertainty remains regarding the application of the CAMT. Future guidance released by the Treasury may differ from FCX's interpretations of the Act, which could be material and may further limit FCX's ability to realize future benefits from its U.S. NOLs.

Indonesia Tax Matters. In 2018, PT-FI received unfavorable Indonesia Tax Court decisions with respect to its appeal of capitalized mine development costs on its 2012 and 2014 corporate income tax returns. PT-FI appealed those decisions to the Indonesia Supreme Court. In 2019, the Indonesia Supreme Court communicated an unfavorable ruling regarding the treatment of mine development costs on PT-FI's 2014 tax return. During fourth-quarter 2019, PT-FI met with the Indonesia Tax Office and developed a framework for resolution of the disputed matters as they relate to the audits for years 2012 through 2016.

In 2021, PT-FI participated in discussions with the Indonesia Tax Office regarding progress on the framework for resolution. As a result of these discussions and the revised positions taken by both the Indonesia Tax Office and PT-FI, FCX could no longer conclude a resolution of all of the disputed tax items at a more-likely-than-not threshold and PT-FI recorded net charges of $384 million, including $155 million for non-deductible penalties recorded to other income (expense), net, $43 million for non-deductible interest recorded to interest expense, net, and $186 million to provision for income tax expense.

During 2022, in conjunction with the framework for resolution of disputed matters and the closure of the 2018 corporate income tax audit, PT-FI recorded net charges of $13 million, including $5 million for non-deductible interest recorded to interest expense, net, and $8 million to provision for income taxes. PT-FI continues to engage with the Indonesia Tax Office in pursuit of clarification on certain aspects of the original framework for resolution of the disputed matters.

In 2022, in conjunction with the issuance of Government Regulation Number 50 of 2022, which stipulates that objection, tax court, and judicial review verdicts issued after the issuance of the harmonization law qualify for reduced penalties, PT-FI recorded net credits totaling $69 million, including a credit of $76 million recorded to other income (expense), net, and a charge of $7 million to provision for income taxes.

Peru Tax Matters. Cerro Verde's current mining stability agreement subjects it to a stable income tax rate of 32% through the expiration of the agreement on December 31, 2028. The enacted tax rate on dividend distributions, which is not stabilized by the agreement, is 5%.

Chile Tax Matters. In December 2023, the US-Chilean Tax Treaty was ratified and will enter into force in 2024. Ratification of this treaty results in the extension of FCX's share of income from El Abra being subject to an income tax rate of 35%.

Beginning in 2018, and through 2023, mining royalty rates at El Abra were based on a sliding scale of 5% to 14% (depending on a defined operational margin). In August 2023, the Chile legislature approved a mining royalty tax reform package that took effect on January 1, 2024, under which the mining royalty taxes will consist of two main components: (i) profitability based mining royalty rates on a sliding scale of 8% to 26% (depending on a defined operational margin) and (ii) an additional ad valorem royalty tax based on 1% of sales.

Uncertain Tax Positions. Tax positions reflected in the consolidated financial statements are, based on their technical merits, more-likely-than-not to be sustained upon examination by taxing authorities or have otherwise been effectively settled. Such tax positions reflect the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information. FCX's policy associated with uncertain tax positions is to record accrued interest in interest expense and accrued penalties in other income (expense), net, rather than in the provision for income taxes.

A summary of the activities associated with FCX's reserve for unrecognized tax benefits for the years ended December 31 follows.

	2023	2022	2021
Balance at beginning of year	$810	$808	$474
Additions:			
Prior year tax positions	27	26	330
Current year tax positions	28	25	71
Decreases:			
Prior year tax positions	(13)	(12)	(30)
Settlements with taxing authorities	(132)	(37)	(37)
Balance at end of year	$720	$810	$808

The total amount of accrued interest and penalties associated with unrecognized tax benefits was $536 million at December 31, 2023, primarily relating to unrecognized tax benefits associated with cost recovery methods and royalties and other related mining taxes, $551 million at December 31, 2022, and $620 million at December 31, 2021. Amounts include unpaid items on the consolidated balance sheet of $33 million at December 31, 2023, $36 million at December 31, 2022, and $41 million at December 31, 2021. Charges for interest and penalties related to unrecognized tax benefits totaled $153 million in 2023, $7 million in 2022 and $34 million in 2021.

The reserve for unrecognized tax benefits of $720 million at December 31, 2023, included $597 million ($421 million net of income tax benefits and valuation allowances) that, if recognized, would reduce FCX's provision for income taxes. Changes in the reserve for unrecognized tax benefits associated with current and prior-year tax positions were primarily related to uncertainties associated with FCX's tax treatment of cost recovery methods and various non-deductible costs. There continues to be uncertainty related to the timing of settlements with taxing authorities, but if additional settlements are agreed upon during the year 2024, FCX could experience a change in its reserve for unrecognized tax benefits.

FCX or its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The tax years for FCX's major tax jurisdictions that remain subject to examination are as follows:

Jurisdiction	Years Subject to Examination	Additional Open Years
U.S. Federal	2017-2018	2020-2023
Indonesia	2012-2015, 2017, 2021	2020, 2022-2023
Peru	—	2017-2023
Chile	2022	2020-2021, 2023

NOTE 12. CONTINGENCIES

Environmental. FCX's operations are subject to various environmental laws and regulations that govern the generation, storage, treatment, transportation and disposal of hazardous substances; solid waste disposal; air emissions; wastewater discharges; remediation, restoration and reclamation of environmental contamination, including mine closures and reclamation; protection of endangered and threatened species and designation of critical habitats; and other related matters. FCX subsidiaries that operate in the U.S. also are subject to potential liabilities arising under CERCLA and similar state laws that impose responsibility on current and previous owners and operators of a facility for the remediation of hazardous substances released from the facility into the environment, including damages to natural resources, in some cases irrespective of when the damage to the environment occurred or who caused it. Remediation liability also extends to persons who arranged for the disposal of hazardous substances or transported the hazardous substances to a disposal site selected by the transporter. These liabilities are often shared on a joint and several basis, meaning that each responsible party is fully responsible for the remediation if some or all of the other historical owners or operators no longer exist, do not have the financial ability to respond or cannot be found. As a result, because of FCX's acquisition of FMC, many of the subsidiary companies FCX now owns are responsible for a wide variety of environmental remediation projects throughout the U.S., and FCX expects to spend substantial sums annually for many years to address those remediation issues. Certain FCX subsidiaries have been advised by the U.S. Environmental Protection Agency (EPA), the Department of the Interior, the Department of Agriculture and various state agencies that, under CERCLA or similar state laws and regulations, they may be liable for costs of responding to environmental conditions at a number of sites that have been or are being investigated to determine whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions to address environmental concerns. FCX is also subject to claims where the release of hazardous substances is alleged to have damaged natural resources (NRD) and to litigation by individuals allegedly exposed to hazardous substances. As of December 31, 2023, FCX had more than 80 active remediation projects, including NRD claims, in 22 U.S. states. The aggregate environmental obligation for approximately 50% of the active remediation projects totaled approximately $20 million at December 31, 2023.

A summary of changes in FCX's estimated environmental obligations for the years ended December 31 follows:

	2023	2022	2021
Balance at beginning of year	$1,740	$1,664	$1,584
Accretion expense[a]	119	110	104
Net additions[b]	195	43	40
Spending	(115)	(77)	(64)
Balance at end of year	1,939	1,740	1,664
Less current portion	(131)	(125)	(64)
Long-term portion	$1,808	$1,615	$1,600

a. Represents accretion of the fair value of environmental obligations assumed in the acquisition of FMC, which were determined on a discounted cash flow basis.
b. Primarily reflects revisions for changes in the anticipated scope and timing of projects. See further discussion below for charges recorded in 2023 associated with the Pinal Creek and Newtown Creek environmental matters.

Estimated future environmental cash payments (on an undiscounted and de-escalated basis) total $4.5 billion, including $131 million in 2024, $147 million in 2025, $139 million in 2026, $128 million in 2027, $108 million in 2028 and $3.9 billion thereafter. The amount and timing of these estimated payments will change as a result of changes in regulatory requirements, changes in scope and timing of remediation activities, the settlement of environmental matters and as actual spending occurs.

At December 31, 2023, FCX's environmental obligations totaled $1.9 billion, including $1.8 billion recorded on a discounted basis for those obligations assumed in the FMC acquisition at fair value. FCX estimates it is reasonably possible that these obligations could range between $3.9 billion and $5.0 billion on an undiscounted and de-escalated basis.

At December 31, 2023, the most significant environmental obligations were associated with the Pinal Creek site in Arizona; the Newtown Creek site in New York City; historical smelter sites principally located in Arizona, Indiana, Kansas, Missouri, New Jersey, Oklahoma and Pennsylvania; and uranium mining sites in the western U.S. The recorded environmental obligations for these sites totaled $1.6 billion at December 31, 2023. FCX may also be subject to litigation brought by private parties, regulators and local governmental authorities related to these historical sites. A discussion of these sites follows.

Pinal Creek. The Pinal Creek site was listed under the Arizona Department of Environmental Quality's (ADEQ) Water Quality Assurance Revolving Fund program in 1989 for contamination in the shallow alluvial aquifers within the Pinal Creek drainage near Miami, Arizona. Since that time, environmental remediation has been performed by members of the Pinal Creek Group, consisting of Freeport-McMoRan Miami Inc. (Miami), an indirect wholly owned subsidiary of FCX, and two other companies. Pursuant to a 2010 settlement agreement, Miami agreed to take full responsibility for future groundwater remediation at the Pinal Creek site, with limited exceptions. Remediation work consisting of groundwater extraction and treatment plus source control capping is expected to continue for many years. During 2023, FCX recorded adjustments to the Pinal Creek environmental obligation totaling $61 million associated with a refined engineering scope and cost estimate for work to be completed within the next several years. FCX's environmental liability balance for this site was $518 million at December 31, 2023.

Newtown Creek. From the 1930s until 1964, Phelps Dodge Refining Corporation (PDRC), an indirect wholly owned subsidiary of FCX, operated a copper smelter, and from the 1930s until 1984, a copper refinery, on the banks of Newtown Creek (the creek), which is a 3.5-mile-long waterway that forms part of the boundary between Brooklyn and Queens in New York City. Heavy industrial uses on and around the creek and discharges from the City of New York's sewer system over more than a century resulted in significant environmental contamination of the waterway. In 2010, EPA notified PDRC, four other companies and the City of New York that EPA considers them PRPs under CERCLA. The notified parties began working with EPA to identify other PRPs. In 2010, EPA designated the creek as a Superfund site, and in 2011, PDRC and four other companies (the Newtown Creek Group, NCG) and the City of New York entered an Administrative Order on Consent to perform a remedial investigation/feasibility study (RI/FS) to assess the nature and extent of environmental contamination in the creek and identify remedial options. EPA approved the final RI in April 2023. The NCG's FS work and efforts to identify other PRPs are ongoing. The NCG expects to submit a draft FS report to EPA by October 2026 and currently expects EPA to select a creek-wide remedy in 2029, with the actual remediation construction starting several years later. Further, in early 2022, EPA asked the NCG to develop and evaluate alternatives for an early action remediation project in the East Branch tributary of the creek. The NCG submitted to EPA a draft early action focused feasibility study relating to remediation options for the East Branch and EPA provided comments. During 2023, FCX recorded adjustments to Newtown Creek environmental obligations totaling $64 million based on updated cost estimates from such draft early action focused feasibility study. FCX's environmental liability balance for this site was $423 million at December 31, 2023. The final costs of fulfilling this remedial obligation and the allocation of costs among PRPs are uncertain and subject to change based on the results of the RI/FS, the remedy ultimately selected by EPA and related allocation determinations. Changes to the overall cost of this remedial obligation and the portion ultimately allocated to PDRC could be material to FCX.

Historical Smelter Sites. FCX subsidiaries and their predecessors at various times owned or operated copper, zinc and lead smelters or refineries in states including Arizona, Indiana, Kansas, Missouri, New Jersey, Oklahoma and Pennsylvania. For some of these former processing sites, certain FCX subsidiaries have been advised by EPA or state agencies that they may be liable for costs of investigating and, if appropriate, remediating environmental conditions associated with these former processing facilities. At other sites, certain FCX subsidiaries have entered into state voluntary remediation programs to investigate and, if appropriate, remediate on-site and off-site conditions associated with the facilities. The historical processing sites are in various stages of assessment and remediation. At some of these sites, disputes with local residents and elected officials regarding alleged health effects or the effectiveness of remediation efforts have resulted in litigation of various types, and similar litigation at other sites is possible.

From 1920 until 1986, United States Metals Refining Company (USMR), an indirect wholly owned subsidiary of FCX, owned and operated a copper smelter and refinery in the Borough of Carteret, New Jersey. Since the early 1980s, the site has been the subject of environmental investigation and remediation, under the direction and supervision of the New Jersey Department of Environmental Protection (NJDEP). On-site contamination is in the later stages of remediation. In 2012, after receiving a request from NJDEP, USMR also began investigating and remediating off-site properties, which is ongoing. As a result of off-site soil sampling in public and private areas near the former Carteret smelter, FCX established an environmental obligation for known and potential off-site environmental remediation. Assessments of sediments in the adjacent Arthur Kill and possible remedial actions could result in additional adjustments to the related environmental remediation obligation in future periods.

FCX's environmental liability balance for historical smelter sites, including in the Borough of Carteret, New Jersey, was $262 million at December 31, 2023.

During 2023, the Superior Court of New Jersey approved an agreement between the parties to settle all claims for an amount not material to FCX in a putative class action titled Juan Duarte, Betsy Duarte and N.D., Infant, by Parents and Natural Guardians Juan Duarte and Betsy Duarte, Leroy Nobles and Betty Nobles, on behalf of themselves and all others similarly situated v. United States Metals Refining Company, Freeport-McMoRan Copper & Gold Inc. and Amax Realty Development, Inc., Docket No. 734-17, that was filed on January 30, 2017, against USMR, FCX, and Amax Realty Development, Inc.

Uranium Mining Sites. During a period between 1940 and the early 1980s, certain FCX subsidiaries and their predecessors were involved in uranium exploration and mining in the western U.S., primarily on federal and tribal lands in the Four Corners region of the Southwest. Similar exploration and mining activities by other companies have also caused environmental impacts warranting remediation.

In 2017, the Department of Justice, EPA, Navajo Nation, and two FCX subsidiaries reached an agreement regarding the financial contribution of the U.S. Government and the FCX subsidiaries and the scope of the environmental investigation and remediation work for 94 former uranium mining sites on tribal lands. Under the terms of the Consent Decree executed in May 2017, and approved by the U.S. District Court for the District of Arizona, the U.S. contributed $335 million into a trust fund to cover the government's initial share of the costs, and FCX's subsidiaries are proceeding with the environmental investigation and remediation work at the 94 sites. The program is expected to take more than 20 years to complete. The Consent Decree excluded 23 former uranium mine sites at which an FCX subsidiary may also be potentially liable, but for which the United States recovered funds as part of a larger bankruptcy settlement with Tronox. By letter dated September 29, 2021, EPA informed an FCX subsidiary as well as two other federal entities that it does not expect to have funds sufficient to remediate all of the sites covered by the Tronox bankruptcy settlement. Based on information from EPA, it is currently considered unlikely that EPA will deplete the Tronox settlement funds in the near-term.

FCX is also conducting site surveys of historical uranium mining claims associated with FCX subsidiaries on non-tribal federal lands in the Four Corners region. Under a memorandum of understanding with the U.S. Bureau of Land Management (BLM), site surveys are being performed on approximately 15,000 mining claims, ranging from undisturbed claims to claims with mining features. Based on these surveys, BLM has issued no further action determinations for certain undisturbed claims. A similar agreement is in place with the U.S. Forest Service for mine features on U.S. Forest Service land. Either BLM or the U.S. Forest Service may request additional assessment or remediation activities for other claims with mining features. FCX will update this obligation when it has a sufficient number of remedy decisions from the BLM or the U.S. Forest Service to support a reasonably certain range of outcomes. FCX expects it will take several years to complete this work.

FCX's environmental liability balance for the uranium mining sites was $444 million at December 31, 2023.

AROs. FCX's ARO estimates are reflected on a third-party cost basis and are based on FCX's legal obligation to retire tangible, long-lived assets. A summary of changes in FCX's AROs for the years ended December 31 follows:

	2023	2022	2021
Balance at beginning of year	$3,043	$2,716	$2,472
Liabilities incurred	18	9	2
Settlements and revisions to cash flow estimates, net	54	381[a]	331[a]
Accretion expense	20[b]	134	112
Spending	(134)	(197)	(201)
Balance at end of year	3,001	3,043	2,716
Less current portion	(185)	(195)	(200)
Long-term portion	$2,816	$2,848	$2,516

a. Primarily reflects adjustments at PT-FI, Morenci and Bagdad for the year 2022 and PT-FI for the year 2021, see further discussion below.
b. Includes a $112 million adjustment at PT-FI to correct certain inputs in the historical PT-FI ARO model.

ARO costs may increase or decrease significantly in the future as a result of changes in regulations, changes in engineering designs and technology, permit modifications or updates, changes in mine plans, settlements, inflation or other factors and as reclamation (concurrent with mining operations or post mining) spending occurs. ARO activities and expenditures for mining operations generally are made over an extended period of time commencing near the end of the mine life; however, certain reclamation activities may be accelerated if legally required or if determined to be economically beneficial. For ARO activities and expenditures for oil and gas operations, the methods used or required to plug and abandon non-producing oil and gas wellbores; remove platforms, tanks, production equipment and flow lines; and restore wellsites could change over time.

Financial Assurance. New Mexico, Arizona, Colorado and other states, as well as federal regulations governing mine operations on federal land, require financial assurance to be provided for the estimated costs of mine reclamation and closure, including groundwater quality protection programs. FCX has satisfied financial assurance requirements by using a variety of mechanisms, primarily involving parent company performance guarantees and financial capability demonstrations, but also trust funds, surety bonds, letters of credit and other collateral. The applicable regulations specify financial strength tests that are designed to confirm a company's or guarantor's financial capability to fund estimated reclamation and closure costs. The amount of financial assurance FCX subsidiaries are required to provide will vary with changes in laws, regulations, reclamation and closure requirements, and cost estimates. At December 31, 2023, FCX's financial assurance obligations associated with these U.S. mine closure and reclamation/restoration costs totaled $1.8 billion, of which $1.1 billion was in the form of guarantees issued by FCX and FMC. At December 31, 2023, FCX had trust assets totaling $0.2 billion (included in other assets), which are legally restricted to be used to satisfy its financial assurance obligations for its mining properties in New Mexico. In addition, FCX subsidiaries have financial assurance obligations for their oil and gas properties associated with plugging and abandoning wells and facilities totaling $0.5 billion. Where oil and gas guarantees associated with the Bureau of Ocean Energy Management do not include a stated cap, the amounts reflect management's estimates of the potential exposure.

New Mexico Environmental and Reclamation Programs. FCX's New Mexico operations are regulated under the New Mexico Water Quality Act and regulations adopted by the Water Quality Control Commission. In connection with discharge permits, the New Mexico Environment Department (NMED) has required each of these operations to submit closure plans for NMED's approval. The closure plans must include measures to assure meeting applicable groundwater quality standards following the closure of discharging facilities and to abate groundwater or surface water contamination to meet applicable standards. FCX's New Mexico operations also are subject to regulation under the 1993 New Mexico Mining Act (the Mining Act) and the related rules that are administered by the Mining and Minerals Division of the New Mexico Energy, Minerals and Natural Resources Department. Under the Mining Act, mines are required to obtain approval of reclamation plans. The agencies approved updates to the closure plan and financial assurance instruments and completed a permit renewal for Chino in 2020 and Tyrone in 2021. At December 31, 2023, FCX had accrued reclamation and closure costs of $522 million for its New Mexico operations. Additional accruals may be required based on the state's periodic review of FCX's updated closure plans and any resulting permit conditions, and the amount of those accruals could be material.

Arizona Environmental and Reclamation Programs. FCX's Arizona operations are subject to regulatory oversight by the ADEQ. ADEQ has adopted regulations for its aquifer protection permit (APP) program that require permits for, among other things, certain facilities, activities and structures used for mining, leaching, concentrating and smelting, and require compliance with aquifer water quality standards during operations and closure. An application for an APP requires a proposed closure strategy that will meet applicable groundwater protection requirements following cessation of operations and an estimate of the implementation cost, with a more detailed closure plan required at the time operations cease. A permit applicant must demonstrate its financial ability to

meet the closure costs approved by ADEQ. Closure costs for facilities covered by APPs are required to be updated every six years and financial assurance mechanisms are required to be updated every two years. During 2022, the Morenci and Bagdad mines increased their AROs by $118 million and $65 million, respectively, associated with their updated closure strategies and plans for stockpiles and tailings impoundments that were submitted to ADEQ for approval. In accordance with FCX's commitment to the Global Industry Standard on Tailings Management, Sierrita expects to revise its closure plan and cost estimate in 2024, which could result in a significant change in estimate. FCX will continue evaluating and, as necessary, updating its closure plans and closure cost estimates at other Arizona sites, and any such updates may also result in increased costs that could be significant.

Portions of Arizona mining facilities that operated after January 1, 1986, also are subject to the Arizona Mined Land Reclamation Act (AMLRA). AMLRA requires reclamation to achieve stability and safety consistent with post-mining land use objectives specified in a reclamation plan. Reclamation plans must be approved by the State Mine Inspector and must include an estimate of the cost to perform the reclamation measures specified in the plan along with financial assurance. In fourth-quarter 2023, the Arizona State Mines Inspector requested updates to reclamation cost estimates and associated financial assurance for FCX's Arizona mine sites. FCX's responses to their requests and the posting of updated financial assurance will not be completed until mid-2024; FCX's expectation is that these updates, in the aggregate, will not be material. FCX will continue to evaluate options for future reclamation and closure activities at its operating and non-operating sites, which are likely to result in adjustments to FCX's AROs, and those adjustments could be material.

At December 31, 2023, FCX had accrued reclamation and closure costs of $607 million for its Arizona operations.

Colorado Reclamation Programs. FCX's Colorado operations are regulated by the Colorado Mined Land Reclamation Act (Reclamation Act) and regulations promulgated thereunder. Under the Reclamation Act, mines are required to obtain approval of plans for reclamation of lands affected by mining operations to be performed during mining or upon cessation of mining operations. In 2020, the Division of Reclamation, Mining, and Safety (DRMS) approved Henderson's proposed update to its closure plan and closure cost estimate.

In 2019, Colorado enacted legislation that requires proof of an end date for water treatment as a condition of permit authorizations for new mining operations and expansions beyond current permit authorizations. While this requirement does not apply to existing operations, it may lead to changes in long-term water management requirements at Climax and Henderson operations and AROs. In accordance with its permit from DRMS, Climax expects to submit an updated reclamation plan and cost estimate in April 2024, which could result in a significant change in estimate.

As of December 31, 2023, FCX had accrued reclamation and closure costs of $171 million for its Colorado operations.

Chile Reclamation and Closure Programs. El Abra is subject to regulation under the Mine Closure Law administered by the Chile Mining and Geology Agency. El Abra submitted an updated closure plan and cost estimates in November 2018, and approval of the updated closure plan and cost estimates was received in August 2020. In compliance with the requirement for five-year updates, El Abra expects to submit an updated plan with closure cost estimates in 2025 unless a modification to the closure plan requires early submission. At December 31, 2023, FCX had accrued reclamation and closure costs of $106 million for its El Abra operation.

Peru Reclamation and Closure Programs. Cerro Verde is subject to regulation under the Mine Closure Law administered by the Peru Ministry of Energy and Mines (MINEM). Under the closure regulations, mines must submit a closure plan that includes the reclamation methods, closure cost estimates, methods of control and verification, closure and post-closure plans, and financial assurance. In compliance with the requirement for five-year updates, in 2023, Cerro Verde submitted its updated closure plan and cost estimates and received approval from MINEM in December 2023. At December 31, 2023, FCX had accrued reclamation and closure costs of $206 million for its Cerro Verde operation.

Indonesia Reclamation and Closure Programs. The ultimate amount of reclamation and closure costs to be incurred at PT-FI's operations will be determined based on applicable laws and regulations and PT-FI's assessment of appropriate remedial activities under the circumstances, after consultation with governmental authorities, affected local residents and other affected parties and cannot currently be projected with precision. Some reclamation costs will be incurred during mining activities, while the remaining reclamation costs will be incurred at the end of mining activities, which are currently estimated to continue through 2041. In 2021, the construction time frame for reclamation of the West Wanagon overburden stockpile was extended from 2025 to 2029 because safety constraints for working in steep and difficult terrain have reduced labor and equipment operating efficiencies. The time frame extension resulted in longer and escalating fixed costs, combined with additional anticipated volumes of stockpile material to be moved, which resulted in ARO adjustments totaling $397 million in 2021 (of which $340 million related to the depleted Grasberg open

pit and was charged to production and delivery costs). In 2022, estimated costs associated with West Wanagon slope stabilization remediation and reclamation activities increased primarily as a result of increased material needed for stockpile stabilization and increased costs for equipment, operations and maintenance, increased manpower/headcount allocation and contractor/consultant cost impacts, which resulted in ARO adjustments totaling $131 million in 2022 (of which $116 million related to the depleted Grasberg open pit and was charged to production and delivery costs). At December 31, 2023, FCX had accrued reclamation and closure costs of $958 million for its PT-FI operations.

Indonesia government regulations issued in 2010 require a company to provide a mine closure guarantee in the form of a time deposit placed in a state-owned bank in Indonesia. At December 31, 2023, PT-FI had restricted time deposits totaling $97 million for mine closure included in other assets.

Oil and Gas Properties. Substantially all of FM O&G's oil and gas leases require that, upon termination of economic production, the working interest owners plug and abandon non-producing wellbores, remove equipment and facilities from leased acreage, and restore land in accordance with applicable local, state and federal laws. Following several sales transactions, FM O&G's remaining operating areas primarily include offshore California and the Gulf of Mexico. In 2023, ARO adjustments associated with oil and gas properties totaled $91 million, which reflected abandoned wells and additional obligations assumed as a result of bankruptcies from other companies. As of December 31, 2023, FM O&G AROs cover 115 wells and approximately 130 platforms and other structures and it had accrued reclamation and closure costs of $391 million.

Litigation. In addition to the material pending legal proceedings discussed below and above under "Environmental," we are involved periodically in ordinary routine litigation incidental to our business, some of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. SEC regulations require us to disclose environmental proceedings involving a governmental authority if we reasonably believe that such proceedings may result in monetary sanctions above a stated threshold. Pursuant to the SEC regulations, we use a threshold of $1 million for purposes of determining whether disclosure of any such environmental proceedings is required. Management does not believe, based on currently available information, that the outcome of any current pending legal proceeding will have a material adverse effect on FCX's financial condition, although individual or cumulative outcomes could be material to FCX's operating results for a particular period, depending on the nature and magnitude of the outcome and the operating results for the period.

Louisiana Parishes Coastal Erosion Cases. Certain FCX affiliates were named as defendants in 13 cases filed in 2013 and thereafter in Louisiana state courts by six south Louisiana parishes (Cameron, Jefferson, Plaquemines, St. Bernard, St. John the Baptist and Vermilion), alleging that certain oil and gas exploration and production operations and sulfur mining and production operations in coastal Louisiana contaminated and damaged coastal wetlands and caused significant land loss along the Louisiana coast. The state of Louisiana intervened in the litigation in support of the parishes' claims. In 2019, affiliates of FCX reached an agreement in principle to settle all 13 cases, and as of October 2022, all parties have executed the settlement agreement. The settlement agreement does not include any admission of liability by FCX or its affiliates. Under the terms of the agreement, FCX agreed it will pay $15 million in trust to later be deposited into a newly formed Coastal Zone Recovery Fund (the Fund) if the state of Louisiana passes enabling legislation to establish the Fund within three years of execution of the settlement agreement. Upon payment of the $15 million, the FCX affiliates will be fully released and dismissed from all 13 pending cases. The maximum out-of-pocket settlement payment will be $23.5 million, including the initial $15 million payment. The settlement agreement terms will also require the FCX affiliates to pay into the Fund twenty annual installments of $4.25 million provided the state of Louisiana passes the enabling legislation. The first two of such annual installments are conditioned on the enactment of the enabling legislation within three years of execution of the settlement agreement, and all subsequent installments are conditioned on the FCX affiliates receiving simultaneous reimbursement on a dollar-for-dollar basis from the proceeds of environmental credit sales generated by the Fund, which is expected to offset the payments resulting in a $23.5 million maximum total payment obligation.

On March 16, 2023, a non-plaintiff coastal parish included in the settlement (Terrebonne) filed an amended petition titled Terrebonne Parish Consolidated Government vs. Louisiana Department of Natural Resources et al., Docket No. 185576, in the 32nd Judicial District Court, Terrebonne Parish, State of Louisiana, adding the settling FCX affiliates to a lawsuit that challenges whether Terrebonne Parish is validly bound to the settlement agreement and seeks to have the court declare the settlement void. FCX is vigorously defending this matter.

Asbestos and Talc Claims. Since approximately 1990, various FCX affiliates have been named as defendants in a large number of lawsuits alleging personal injury from exposure to asbestos or talc allegedly contained in industrial products such as electrical wire and cable, raw materials such as paint and joint compounds, talc-based lubricants used in rubber manufacturing or from asbestos contained in buildings and facilities located at properties owned or operated by affiliates of FCX. Many of these suits involve a large number of codefendants. Based on litigation results to date and facts currently known, FCX believes that the amounts of any such losses, individually or in the aggregate, are not material to its consolidated financial statements. There can be no assurance that future developments will not alter this conclusion.

There has been a significant increase in the number of cases alleging the presence of asbestos contamination in talc-based cosmetic and personal care products and in cases alleging exposure to talc products that are not alleged to be contaminated with asbestos. The primary targets have been the producers of those products, but defendants in many of these cases also include talc miners. Cyprus Amax Minerals Company (CAMC), an indirect wholly owned subsidiary of FCX, and Cyprus Mines Corporation (Cyprus Mines), a wholly owned subsidiary of CAMC, are among those targets. Cyprus Mines was engaged in talc mining and processing from 1964 until 1992 when it exited its talc business by conveying it to a third party in two related transactions. Those transactions involved (1) a transfer by Cyprus Mines of the assets of its talc business to a newly formed subsidiary that assumed all pre-sale and post-sale talc liabilities, subject to limited reservations, and (2) a sale of the stock of that subsidiary to the third party. In 2011, the third party sold that subsidiary to Imerys Talc America (Imerys), an affiliate of Imerys S.A. In accordance with the terms of the 1992 transactions and subsequent agreements, Imerys undertook the defense and indemnification of Cyprus Mines and CAMC in talc lawsuits.

Cyprus Mines has contractual indemnification rights, subject to limited reservations, against Imerys, which historically acknowledged those indemnification obligations and took responsibility for all cases tendered to it. However, in February 2019, Imerys filed for Chapter 11 bankruptcy protection, which triggered an immediate automatic stay under the federal bankruptcy code prohibiting any party from continuing or initiating litigation or asserting new claims against Imerys. As a result, Imerys stopped defending the talc lawsuits against Cyprus Mines and CAMC. In addition, Imerys took the position that it alone owns, and has the sole right to access, the proceeds of the legacy insurance coverage of Cyprus Mines and CAMC for talc liabilities. In March 2019, Cyprus Mines and CAMC challenged this position and obtained emergency relief from the bankruptcy court to gain access to the insurance until the question of ownership and contractual access could be decided in an adversary proceeding before the bankruptcy court, which is currently on hold. The bankruptcy court continues to temporarily stay approximately 950 talc lawsuits against CAMC, Cyprus Mines, FCX and Imerys but there can be no assurance that the bankruptcy court will continue to impose the interim stay.

In January 2021, Imerys filed the form of a settlement and release agreement to be entered into by CAMC, Cyprus Mines, FCX, Imerys and the other debtors, tort claimants' committee and future claims representative in the Imerys bankruptcy. In accordance with the global settlement, among other things, (1) CAMC agreed to contribute a total of $130 million in cash to a settlement trust in seven annual installments, which will be guaranteed by FCX, and (2) CAMC and Cyprus Mines and their affiliates will contribute to the settlement trust all rights that they have to the proceeds of certain legacy insurance policies as well as indemnity rights they have against Johnson & Johnson.

Mediation to resolve open issues is complete, but the parties remain in the process of finalizing approval of the amended global settlement, which would increase the contribution from CAMC by $65 million, to $195 million. The payment terms from the initial settlement are unchanged. The global settlement continues to be subject to, among other things, votes by claimants in both the Imerys and Cyprus Mines bankruptcy cases as well as bankruptcy court approvals in both cases, and there can be no assurance that the global settlement will be approved and successfully implemented.

At December 31, 2023, FCX had a litigation reserve of $195 million associated with the proposed settlement (representing charges recorded to environmental obligations and shutdown costs of $65 million in 2023 and $130 million in 2020).

Tax Matters. FCX's operations are in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. Some of these tax regimes are defined by contractual agreements with the local government, while others are defined by general tax laws and regulations. FCX and its subsidiaries are subject to reviews of its income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of its contracts or laws. The final taxes paid may be dependent upon many factors, including negotiations with taxing authorities. In certain jurisdictions, FCX pays a portion of the disputed amount before formally appealing an assessment. Such payment is recorded as a receivable if FCX believes the amount is collectible.

Cerro Verde Royalty Dispute. SUNAT (National Superintendency of Customs and Administration) assessed mining royalties on ore processed by the Cerro Verde concentrator for the period from December 2006 to December 2013. Cerro Verde contested each of these assessments because it believes that its 1998 stability agreement exempts from royalties all minerals extracted from its mining concession, irrespective of the method used for processing such minerals. During 2021, Cerro Verde paid the balance of the disputed royalty assessments and has no remaining exposure associated with the royalty dispute with the Peruvian tax authorities. No royalty assessments were issued for the years after 2013, as Cerro Verde began paying royalties on all of its production in January 2014 under its new 15-year stability agreement.

In 2020, FCX filed on its own behalf and on behalf of Cerro Verde, international arbitration proceedings against the Peruvian government under the United States-Peru Trade Promotion Agreement. The hearing on the merits took place in May 2023 and closing arguments occurred in July 2023. In 2020, SMM Cerro Verde Netherlands B.V. (SMM Cerro Verde), another shareholder of Cerro Verde, filed parallel international arbitration proceedings against the Peruvian government under the Netherlands-Peru Bilateral Investment Treaty. SMM Cerro Verde's hearing on the merits and closing arguments took place in February 2023 and the parties are awaiting decisions from both arbitration proceedings. No amounts have been recorded for potential gain contingencies associated with the international arbitration proceedings.

Other Peru Tax Matters. Cerro Verde has also received assessments from SUNAT for additional taxes, penalties and interest related to various audit exceptions for income and other taxes. Cerro Verde has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Tax Year	Tax Assessment	Penalties and Interest	Total
2003 to 2008	$ 47	$130	$177
2009	56	52	108
2010	54	126	180
2011 and 2012	42	77	119
2013	48	72	120
2014 to 2022	81	35	116
	$328	$492	$820

As of December 31, 2023, Cerro Verde had paid the $820 million of disputed tax assessments. A reserve has been applied against these payments totaling $546 million, resulting in a net receivable of $274 million (included in other assets), which Cerro Verde believes is collectible.

Cerro Verde's income tax assessments, penalties and interest included in the table above totaled $712 million at December 31, 2023, of which $242 million has not been charged to expense.

Indonesia Tax Matters. PT-FI has received assessments from the Indonesia tax authorities for additional taxes and interest related to various audit exceptions for income and other taxes. PT-FI has filed objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Tax Year	Tax Assessment	Penalties and Interest	Total
2005	$ 62	$ 29	$ 91
2007	45	22	67
2012 and 2013	40	36	76
2014 and 2015	104	—	104
2017	7	3	10
	$258	$ 90	$348

As of December 31, 2023, PT-FI had paid $189 million on these disputed tax assessments. A reserve has been applied against these payments totaling $179 million, resulting in a net receivable of $10 million (included in other assets), which PT-FI believes is collectible.

PT-FI's income tax assessments, penalties and interest included in the table above totaled $301 million at December 31, 2023, of which $117 million has not been charged to expense.

Withholding Tax Assessments. In 2019, the Indonesia Supreme Court rendered an unfavorable decision related to a PT-FI 2005 withholding tax matter. PT-FI had also received an unfavorable Indonesia Supreme Court decision in 2017. PT-FI currently has other pending cases at the Indonesia Supreme Court related to withholding taxes for employees and other service providers for the years 2005 and 2007, which total $43 million (based on the exchange rate as of December 31, 2023, and included in accounts payable and accrued liabilities in the consolidated balance sheet at December 31, 2023), including penalties and interest.

Indonesia Regulatory Matters.

Export Licenses. In June 2023, export licenses for several exporters, including PT-FI and PT Smelting, expired. In addition, a change in regulations during 2023 required PT-FI to follow a new administrative process for the export of anode slimes. During 2023, the Indonesia government issued various regulations to address exports of unrefined metals, including regulations by Ministry of Energy and Mineral Resources (MEMR) to allow continued exports of copper concentrates through May 2024 for companies engaged in ongoing smelter development projects with construction progress greater than 50%, and regulations by the Ministry of Trade on the permitted export of various products, including copper concentrates.

In July 2023, PT-FI was granted an export license for copper concentrate and in December 2023, PT-FI was granted an export license for anode slimes, which are valid through May 2024. PT-FI and the Indonesia government are completing administrative processes to update quotas for estimated concentrate and anode slimes exports through May 2024.

PT-FI is working with the Indonesia government to obtain approvals to continue exports of copper concentrates and anode slimes subsequent to May 2024 until the Indonesia smelter projects are fully commissioned and reach designed operating conditions.

Export Duties. Refer to Note 13 for further discussion of export duties.

Smelter Development Progress. In January 2021, the Indonesia government levied an administrative fine of $149 million for the period from March 30, 2020, through September 30, 2020, against PT-FI for failing to achieve physical development progress on its Manyar smelter as of July 31, 2020. In January 2021, PT-FI responded to the Indonesia government by objecting to the fine because of events outside of its control causing a delay of the Manyar smelter's development progress. PT-FI believes that its communications during 2020 with the Indonesia government were not properly considered before the administrative fine was levied.

In June 2021, the MEMR issued a ministerial decree for the calculation of an administrative fine for lack of smelter development in light of the COVID-19 pandemic, and in 2021, PT-FI recorded charges totaling $16 million for a potential settlement of the administrative fine. In January 2022, the Indonesia government submitted a new estimate of the administrative fine totaling $57 million, and in March 2022, PT-FI paid the administrative fine and recorded an additional charge of $41 million.

In May 2023, the MEMR issued a new decree prescribing a revised formula for administrative fines for delays in construction of smelting and refining facilities, taking into account allowances for certain delays associated with the COVID-19 pandemic as verified by a third-party. In mid-July 2023, PT-FI submitted its third-party verified calculation, which resulted in an accrual for a potential administrative fine of $55 million based on the formula prescribed by the decree related to the period from August 2020 through January 2022. PT-FI continues to discuss the applicability of this administrative fine with MEMR. Based on PT-FI's revised smelter construction schedule, which was accepted by the Indonesia government in connection with the renewal of PT-FI's export license in early 2022, PT-FI does not believe any additional fines should be assessed under the decree.

Smelter Assurance. The decree issued by MEMR in May 2023 also required assurance in the form of an escrow account, which can be withdrawn if smelter development progress is at least 90% on June 10, 2024. During 2023, PT-FI deposited $10 million in a joint account with the Indonesia government while it continues to discuss the applicability of the May 2023 decree. At December 31, 2023, development progress of the Indonesia smelter projects was 90.5% (refer to Note 13); as such, PT-FI does not believe additional deposits are necessary. Refer to Note 14 for discussion of PT-FI's assurance bonds to support its commitment for smelter development in Indonesia.

Letters of Credit, Bank Guarantees and Surety Bonds. Letters of credit and bank guarantees totaled $353 million at December 31, 2023, primarily associated with reclamation/AROs, copper concentrate shipments from PT-FI to Atlantic Copper as required by Indonesia regulations, and disputed export duties (refer to Note 13 for discussion). In addition, FCX had surety bonds totaling $497 million at December 31, 2023, primarily associated with environmental obligations and AROs.

Insurance. FCX purchases a variety of insurance products to mitigate potential losses, which typically have specified deductible amounts or self-insured retentions and policy limits. FCX generally is self-insured for U.S. workers' compensation but purchases excess insurance up to statutory limits. An actuarial analysis is performed twice a year on the various casualty insurance programs covering FCX's U.S.-based mining operations, including workers' compensation, to estimate expected losses. At December 31, 2023, FCX's liability for expected losses under these insurance programs totaled $58 million, which consisted of a current portion of $11 million (included in accounts payable and accrued liabilities) and a long-term portion of $47 million (included in other liabilities). In addition, FCX has receivables of $20 million (a current portion of $6 million included in other accounts receivable and a long-term portion of $14 million included in other assets) for expected claims associated with these losses to be filed with insurance carriers.

NOTE 13. COMMITMENTS AND GUARANTEES

Leases. The components of FCX's leases presented in the consolidated balance sheets for the years ended December 31 follow:

	2023	2022
Lease right-of-use assets (included in property, plant, equipment and mine development costs, net)	$448	$342
Short-term lease liabilities (included in accounts payable and accrued liabilities)	$ 84	$ 38
Long-term lease liabilities (included in other liabilities)	347	294
Total lease liabilities[a]	$431	$332

a. Includes a land lease by PT-FI for the Manyar smelter totaling $130 million at December 31, 2023 and 2022. This is FCX's only significant finance lease.

Operating lease costs, primarily included in production and delivery expense in the consolidated statements of income, for the years ended December 31 follow:

	2023	2022	2021
Operating leases	$ 48	$ 46	$ 42
Variable and short-term leases	126[a]	84	62
Total operating lease costs	$174	$130	$104

a. Includes $30 million related to a variable lease component of PT-FI's tolling arrangement with PT Smelting. Refer to Note 3 for additional discussion of PT-FI's commercial arrangement with PT Smelting.

FCX acquired right-of-use assets through lease arrangements of $167 million in 2023, $76 million in 2022 and $176 million in 2021. FCX payments included in operating cash flows for its lease liabilities totaled $61 million in 2023, $41 million in 2022 and $54 million in 2021. FCX payments included in financing cash flows for its lease liabilities totaled $3 million in 2023, $7 million in 2022 and $25 million in 2021. As of December 31, 2023, the weighted-average discount rate used to determine the lease liabilities was 4.7% (4.1% as of December 31, 2022) and the weighted-average remaining lease term was 13.1 years (12.0 years as of December 31, 2022).

The future minimum payments for leases presented in the consolidated balance sheet at December 31, 2023, follow:

2024	$105
2025	52
2026	44
2027	38
2028	29
Thereafter	299
Total payments	567
Less amount representing interest	(136)
Present value of net minimum lease payments	431
Less current portion	(84)
Long-term portion	$347

Contractual Obligations. At December 31, 2023, based on applicable prices on that date, FCX has unconditional purchase obligations (including take-or-pay contracts with terms less than one year) of $4.2 billion, primarily comprising the procurement of copper concentrate ($3.3 billion), transportation services ($0.3 billion) and electricity ($0.3 billion). Some of FCX's unconditional purchase obligations are settled based on the prevailing market rate for the service or commodity purchased. In some cases, the amount of the actual obligation may change over time because of market conditions. Obligations for copper concentrate provide for deliveries of specified volumes to Atlantic Copper at market-based prices. Transportation obligations are primarily associated with contracted ocean freight agreements for FCX's South America and Indonesia operations. Electricity obligations are primarily for long-term power purchase agreements in North America and contractual minimum demand at the South America mines.

FCX's unconditional purchase obligations total $2.2 billion in 2024, $1.3 billion in 2025, $0.3 billion in 2026, $0.1 billion in 2027, $0.1 billion in 2028 and $0.2 billion thereafter. During the three-year period ended December 31, 2023, FCX fulfilled its minimum contractual purchase obligations.

IUPK—Indonesia. In December 2018, FCX completed the 2018 Transaction with the Indonesia government regarding PT-FI's long-term mining rights and share ownership. Concurrent with the closing of the 2018 Transaction, the Indonesia government granted PT-FI a special mining license (IUPK) to replace its former Contract of Work, enabling PT-FI to conduct operations in the Grasberg minerals district through 2041. Under the terms of the IUPK, PT-FI was granted an extension of mining rights through 2031, with rights to extend mining rights through 2041, subject to PT-FI completing the development of additional smelting and refining capacity in Indonesia and fulfilling its defined fiscal obligations to the Indonesia government (refer to Note 12). The IUPK, and related documentation, contains legal and fiscal terms and is legally enforceable through 2041, assuming the additional extension is received. In addition, FCX, as a foreign investor, has rights to resolve investment disputes with the Indonesia government through international arbitration.

The key fiscal terms set forth in the IUPK include a 25% corporate income tax rate, a 10% profits tax on net income, and royalty rates of 4% for copper, 3.75% for gold and 3.25% for silver. PT-FI's royalties charged against revenues totaled $338 million in 2023, $357 million in 2022 and $319 million in 2021.

Dividend distributions from PT-FI to FCX totaled $0.4 billion in 2023, $2.5 billion in 2022 and $1.0 billion in 2021, and are subject to a 10% withholding tax.

Export Duties. The IUPK required PT-FI to pay export duties of 5%, declining to 2.5% when smelter development progress exceeded 30% and eliminated when development progress for additional smelting and refining capacity in Indonesia exceeded 50%. In December 2022, PT-FI received approval, based on construction progress achieved, for a reduction in export duties from 5% to 2.5%, which was effective immediately. In March 2023, the Indonesia government further verified that construction progress of the Manyar smelter exceeded 50% and PT-FI's export duties were eliminated effective March 29, 2023.

In July 2023, the Ministry of Finance issued a revised regulation on duties for various exported products, including copper concentrates. Under the revised regulation PT-FI was assessed export duties for copper concentrates at 7.5% in the second half of 2023 (totaling $307 million). For 2024, the revised regulation assesses export duties for copper concentrates at 10% for companies with smelter progress of 70% to 90% and at 7.5% for companies with smelter progress exceeding 90%. As of December 31, 2023, construction progress of the Indonesia smelter projects exceeded 90%; however, PT-FI is subject to the 10% export duty in 2024 until it receives a revised concentrate export license (after which PT-FI expects to be subject to the 7.5% export duty). PT-FI's export duties totaled $324 million in 2023, $307 million in 2022 and $218 million in 2021. PT-FI also continues to discuss the applicability of the revised regulation with the Indonesia government because of inconsistencies with its IUPK.

Chiyoda Contract. In July 2021, PT-FI awarded a construction contract to Chiyoda for the construction of the Manyar smelter in Gresik, Indonesia, with an estimated contract cost of $2.8 billion. The smelter is expected to be commissioned during 2024.

Indemnification. The PT-FI divestment agreement, discussed in Note 3, provides that FCX will indemnify MIND ID and PTI from any losses (reduced by receipts) arising from any tax disputes of PT-FI disclosed to MIND ID in a Jakarta, Indonesia, tax court letter limited to PTI's respective percentage share at the time the loss is finally incurred. Any net obligations arising from any tax settlement would be paid on December 21, 2025. FCX had accrued $75 million as of December 31, 2023, and $74 million as of December 31, 2022, (included in other liabilities in the consolidated balance sheets) related to this indemnification.

Community Development Programs. FCX has adopted policies that govern its working and engagement relationships with the communities where it operates. These policies are designed to guide FCX's practices and programs in a manner that respects and promotes basic human rights and the culture of the local people impacted by FCX's operations. FCX continues to make significant expenditures on community development, education, health, training, and cultural programs.

PT-FI provides funding and technical assistance to support various community development programs in areas such as health, education, economic development and local infrastructure. In 1996, PT-FI established a social investment fund with the aim of contributing to social and economic development in the Mimika Regency. Prior to 2019, the fund was mainly managed by the Amungme and Kamoro Community Development Organization, a community-led institution. In 2019, a new foundation, the Amungme and Kamoro Community Empowerment Foundation (Yayasan Pemberdayaan Masyarakat Amungme dan Kamoro, or YPMAK) was established, and in 2020, PT-FI appointed YPMAK to assist in distributing a significant portion of PT-FI's funding to support the development and empowerment of the local indigenous Papuan people. YPMAK is governed by a Board of Governors consisting of seven representatives, including four from PT-FI.

In addition, since 2001, PT-FI has voluntarily established and contributed to land rights trust funds administered by Amungme and Kamoro representatives that focus on socioeconomic initiatives, human rights and environmental issues.

PT-FI is committed to the continued funding of YPMAK programs and the land rights trust funds, as well as for other local-community development initiatives through 2041 and has made and expects to continue making annual investments in public health, education and local economic development. PT-FI recorded charges totaling $123 million in both 2023 and 2022 and $109 million in 2021 to production and delivery costs for social and economic development programs.

Guarantees. FCX provides certain financial guarantees (including indirect guarantees of the indebtedness of others) and indemnities.

Prior to its acquisition by FCX, FMC and its subsidiaries have, as part of merger, acquisition, divestiture and other transactions, from time to time, indemnified certain sellers, buyers or other parties related to the transaction from and against certain liabilities associated with conditions in existence (or claims associated with actions taken) prior to the closing date of the transaction.

As part of these transactions, FMC indemnified the counterparty from and against certain excluded or retained liabilities existing at the time of sale that would otherwise have been transferred to the party at closing. These indemnity provisions generally now require FCX to indemnify the party against certain liabilities that may arise in the future from the pre-closing activities of FMC for assets sold or purchased. The indemnity classifications include environmental, tax and certain operating liabilities, claims or litigation existing at closing and various excluded liabilities or obligations. Most of these indemnity obligations arise from transactions that closed many years ago, and given the nature of these indemnity obligations, it is not possible to estimate the maximum potential exposure. Except as described in the following sentence, FCX does not consider any of such obligations as having a probable likelihood of payment that is reasonably estimable, and accordingly, has not recorded any obligations associated with these indemnities. With respect to FCX's environmental indemnity obligations, any expected costs from these guarantees are accrued when potential environmental obligations are considered by management to be probable and the costs can be reasonably estimated.

NOTE 14. FINANCIAL INSTRUMENTS

FCX does not purchase, hold or sell derivative financial instruments unless there is an existing asset or obligation, or it anticipates a future activity that is likely to occur and will result in exposure to market risks, which FCX intends to offset or mitigate. FCX does not enter into any derivative financial instruments for speculative purposes, but has entered into derivative financial instruments in limited instances to achieve specific objectives. These objectives principally relate to managing risks associated with commodity price changes, foreign currency exchange rates and interest rates.

Commodity Contracts. From time to time, FCX has entered into derivative contracts to hedge the market risk associated with fluctuations in the prices of commodities it purchases and sells. Derivative financial instruments used by FCX to manage its risks do not contain credit risk-related contingent provisions.

A discussion of FCX's derivative contracts and programs follows.

Derivatives Designated as Hedging Instruments— Fair Value Hedges

Copper Futures and Swap Contracts. Some of FCX's U.S. copper rod and cathode customers request a fixed market price instead of the COMEX average copper price in the month of shipment. FCX hedges this price exposure in a manner that allows it to receive the COMEX average price in the month of shipment while the customers pay the fixed price they requested. FCX accomplishes this by entering into copper futures or swap contracts. Hedging gains or losses from these copper futures and swap contracts are recorded in revenues. FCX did not have any significant gains or losses resulting from hedge ineffectiveness during the three years ended December 31, 2023. At December 31, 2023, FCX held copper futures and swap contracts that qualified for hedge accounting for 78 million pounds at an average contract price of $3.85 per pound, with maturities through November 2025.

Summary of Gains (Losses). A summary of realized and unrealized gains (losses) recognized in revenues for derivative financial instruments related to commodity contracts that are designated and qualify as fair value hedge transactions, including on the related hedged item for the years ended December 31 follows:

	2023	2022	2021
Copper futures and swap contracts:			
Unrealized gains (losses):			
Derivative financial instruments	$ 3	$(11)	$ (4)
Hedged item—firm sales commitments	(3)	11	4
Realized (losses) gains:			
Matured derivative financial instruments	(4)	(63)	65

Derivatives Not Designated as Hedging Instruments

Embedded Derivatives. Certain FCX sales contracts provide for provisional pricing primarily based on the LME copper price or the COMEX copper price and the London gold price at the time of shipment as specified in the contract. FCX receives market prices based on prices in the specified future month, which results in price fluctuations recorded in revenues until the date of settlement.

FCX records revenues and invoices customers at the time of shipment based on then-current LME or COMEX copper prices and the London gold price as specified in the contracts, which results in an embedded derivative (*i.e.*, a pricing mechanism that is finalized after the time of delivery) that is required to be bifurcated from the host contract. The host contract is the sale of the metals contained in the concentrate, cathode or anode slimes at the then-current LME copper, COMEX copper or London gold prices. FCX applies the normal purchases and normal sales scope exception in accordance with derivatives and hedge accounting guidance to the host contract in its concentrate, cathode and anode slime sales agreements since these contracts do not allow for net settlement and always result in physical delivery. The embedded derivative does not qualify for hedge accounting and is adjusted to fair value through earnings each period, using the period-end LME or COMEX copper forward prices and the adjusted London gold price, until the date of final pricing.

Similarly, FCX purchases copper under contracts that provide for provisional pricing. Mark-to-market price fluctuations from these embedded derivatives are recorded through the settlement date and are reflected in revenues for sales contracts and in inventory for purchase contracts.

A summary of FCX's embedded derivatives at December 31, 2023, follows:

	Open Positions	Average Price Per Unit		Maturities Through
		Contract	Market	
Embedded derivatives in provisional sales contracts:				
Copper (millions of pounds)	469	$ 3.74	$ 3.87	May 2024
Gold (thousands of ounces)	223	2,013	2,078	May 2024
Embedded derivatives in provisional purchase contracts:				
Copper (millions of pounds)	155	3.72	3.86	April 2024

Copper Forward Contracts. Atlantic Copper, FCX's wholly owned smelting and refining unit in Spain, enters into copper forward contracts designed to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match. These economic hedge transactions are intended to hedge against changes in copper prices, with the mark-to-market hedging gains or losses recorded in production and delivery costs. At December 31, 2023, Atlantic Copper held net copper forward sales contracts for 31 million pounds at an average contract price of $3.82 per pound, with maturities through February 2024.

Summary of Gains (Losses). A summary of the realized and unrealized gains (losses) recognized in operating income for commodity contracts that do not qualify as hedge transactions, including embedded derivatives, for the years ended December 31 follows:

	2023	2022	2021
Embedded derivatives in provisional sales contracts[a]:			
Copper	$97	$(479)	$425
Gold and other metals	55	(12)	(2)
Copper forward contracts[b]	(6)	37	(15)

a. Amounts recorded in revenues.
b. Amounts recorded in cost of sales as production and delivery costs.

Unsettled Derivative Financial Instruments

A summary of the fair values of unsettled commodity derivative financial instruments follows:

December 31,	2023	2022
Commodity Derivative Assets:		
Derivatives designated as hedging instruments:		
Copper futures and swap contracts	$ 4	$ 3
Derivatives not designated as hedging instruments:		
Embedded derivatives in provisional sales/ purchase contracts	76	166
Copper forward contracts	–	1
Total derivative assets	$80	$170
Commodity Derivative Liabilities:		
Derivatives designated as hedging instruments:		
Copper futures and swap contracts	$ –	$ 3
Derivatives not designated as hedging instruments:		
Embedded derivatives in provisional sales/ purchase contracts	23	39
Copper forward contracts	1	–
Total derivative liabilities	$24	$ 42

FCX's commodity contracts have netting arrangements with counterparties with which the right of offset exists, and it is FCX's policy to generally offset balances by contract on its balance sheet. FCX's embedded derivatives on provisional sales/purchase contracts are netted with the corresponding outstanding receivable/payable balances.

A summary of these net unsettled commodity contracts in the balance sheet follows (there were no offsetting amounts at December 31, 2023 and 2022):

	Assets		Liabilities	
December 31,	2023	2022	2023	2022
Amounts presented in balance sheet:				
Commodity contracts:				
Embedded derivatives in provisional sales/purchase contracts	$76	$166	$23	$39
Copper derivatives	4	4	1	3
	$80	$170	$24	$42
Balance sheet classification:				
Trade accounts receivable	$76	$163	$ 2	$ 7
Other current assets	4	4	–	–
Accounts payable and accrued liabilities	–	3	22	34
Other liabilities	–	–	–	1
	$80	$170	$24	$42

Credit Risk. FCX is exposed to credit loss when financial institutions with which it has entered into derivative transactions (commodity, foreign exchange and interest rate swaps) are unable to pay. To minimize the risk of such losses, FCX uses counterparties that meet certain credit requirements and periodically reviews the creditworthiness of these counterparties. As of December 31, 2023, the maximum amount of credit exposure associated with derivative transactions was $80 million.

Other Financial Instruments. Other financial instruments include cash, cash equivalents, restricted cash and cash equivalents, accounts receivable, investment securities, legally restricted trust assets, accounts payable and accrued liabilities, accrued income taxes, dividends payable and debt. The carrying value for these financial instruments classified as current assets or liabilities approximates fair value because of their short-term nature and generally negligible credit losses (refer to Note 15 for the fair values of investment securities, legally restricted funds and debt). In addition, as of December 31, 2023, FCX has contingent consideration assets related to the sales of certain oil and gas properties (refer to Note 15 for the related fair values).

Cash, Cash Equivalents and Restricted Cash and Cash Equivalents. The following table provides a reconciliation of total cash, cash equivalents and restricted cash and cash equivalents presented in the consolidated statements of cash flows:

December 31,	2023	2022
Balance sheet components:		
Cash and cash equivalents[a]	$4,758	$8,146
Restricted cash and cash equivalents, current	1,208[b]	111
Restricted cash and cash equivalents, long-term—included in other assets	97	133
Total cash, cash equivalents and restricted cash and cash equivalents presented in the consolidated statements of cash flows	$6,063	$8,390

a. Includes time deposits of $0.3 billion at December 31, 2023, and $0.5 billion at December 31, 2022, and cash designated for smelter development projects totaling $0.2 billion at December 31, 2023, and $1.8 billion at December 31, 2022.
b. Includes (i) $1.1 billion associated with 30% of PT-FI's export proceeds required to be temporarily deposited in Indonesia banks for 90 days in accordance with a 2023 regulation issued by the Indonesia government and (ii) $145 million in assurance bonds to support PT-FI's commitment for smelter development in Indonesia. The terms for $135 million of the assurance bonds have been fulfilled, and in August 2023, PT-FI submitted a request to MEMR for their release.

NOTE 15. FAIR VALUE MEASUREMENT

Fair value accounting guidance includes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). FCX did not have any significant transfers in or out of Level 3 for 2023.

FCX's financial instruments are recorded on the consolidated balance sheets at fair value except for contingent consideration associated with the sale of the Deepwater GOM oil and gas properties (which was recorded under the loss recovery approach) and debt. A summary of the carrying amount and fair value of FCX's financial instruments (including those measured at NAV as a practical expedient), other than cash, cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, accrued income taxes and dividends payable (refer to Note 14), follows:

| | | At December 31, 2023 | | | | |
| | Carrying Amount | Fair Value | | | | |
		Total	NAV	Level 1	Level 2	Level 3
Assets						
Investment securities:[a,b]						
U.S. core fixed income fund	$ 27	$ 27	$27	$ —	$ —	$ —
Equity securities	6	6	—	6	—	—
Total	33	33	27	6	—	—
Legally restricted funds:[a]						
U.S. core fixed income fund	65	65	65	—	—	—
Government mortgage-backed securities	51	51	—	—	51	—
Government bonds and notes	37	37	—	—	37	—
Corporate bonds	29	29	—	—	29	—
Money market funds	17	17	—	17	—	—
Asset-backed securities	12	12	—	—	12	—
Collateralized mortgage-backed securities	1	1	—	—	1	—
Total	212	212	65	17	130	—
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross asset position	76	76	—	—	76	—
Copper futures and swap contracts	4	4	—	3	1	—
Total	80	80	—	3	77	—
Contingent consideration for the sale of the Deepwater GOM oil and gas properties[a]	50	42	—	—	—	42
Liabilities						
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross liability position	23	23	—	—	23	—
Copper forward contracts	1	1	—	1	—	—
Total	24	24	—	1	23	—
Long-term debt, including current portion[d]	9,422	9,364	—	—	9,364	—

	Carrying Amount	At December 31, 2022				
		Fair Value				
		Total	NAV	Level 1	Level 2	Level 3
Assets						
Investment securities:[a,b]						
U.S. core fixed income fund	$ 25	$ 25	$25	$ —	$ —	$ —
Equity securities	7	7	—	7	—	—
Total	32	32	25	7	—	—
Legally restricted funds:[a]						
U.S. core fixed income fund	56	56	56	—	—	—
Government mortgage-backed securities	37	37	—	—	37	—
Government bonds and notes	34	34	—	—	34	—
Corporate bonds	31	31	—	—	31	—
Asset-backed securities	17	17	—	—	17	—
Money market funds	3	3	—	3	—	—
Collateralized mortgage-backed securities	3	3	—	—	3	—
Total	181	181	56	3	122	—
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross asset position	166	166	—	—	166	—
Copper futures and swap contracts	3	3	—	3	—	—
Copper forward contracts	1	1	—	1	—	—
Total	170	170	—	4	166	—
Contingent consideration for the sale of the Deepwater GOM oil and gas properties[a]	67	57	—	—	—	57
Liabilities						
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross liability position	39	39	—	—	39	—
Copper forward contracts	3	3	—	—	3	—
Total	42	42	—	—	42	—
Long-term debt, including current portion[d]	10,620	10,097	—	—	10,097	—

a. Current portion included in other current assets and long-term portion included in other assets.
b. Excludes amounts included in restricted cash and cash equivalents and other assets (which approximated fair value), primarily associated with (i) PT-FI's export proceeds ($1.1 billion at December 31, 2023), (ii) assurance bonds to support PT-FI's commitment for additional smelter development in Indonesia ($145 million at December 31, 2023, and $133 million at December 31, 2022) and (iii) PT-FI's mine closure and reclamation guarantees ($97 million at December 31, 2023, and $103 million at December 31, 2022).
c. Refer to Note 14 for further discussion and balance sheet classifications.
d. Recorded at cost except for debt assumed in acquisitions, which are recorded at fair value at the respective acquisition dates.

Valuation Techniques. The U.S. core fixed income fund is valued at NAV. The fund strategy seeks total return consisting of income and capital appreciation primarily by investing in a broad range of investment-grade debt securities, including U.S. government obligations, corporate bonds, mortgage-backed securities, asset-backed securities and money market instruments. There are no restrictions on redemptions (which are usually within one business day of notice).

Equity securities are valued at the closing price reported on the active market on which the individual securities are traded and, as such, are classified within Level 1 of the fair value hierarchy.

Fixed income securities (government mortgage-backed securities, government securities, corporate bonds, asset-backed securities, collateralized mortgage-backed securities and municipal bonds) are valued using a bid-evaluation price or a mid-evaluation price. These evaluations are based on quoted prices, if available, or models that use observable inputs and, as such, are classified within Level 2 of the fair value hierarchy.

Money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

FCX's embedded derivatives on provisional copper concentrate, copper cathode and gold purchases and sales are valued using quoted monthly LME or COMEX copper forward prices and the adjusted London gold prices at each reporting date based on the month of maturity (refer to Note 14 for further discussion); however, FCX's contracts themselves are not traded on an exchange. As a result, these derivatives are classified within Level 2 of the fair value hierarchy.

FCX's derivative financial instruments for copper futures and swap contracts and copper forward contracts that are traded on the respective exchanges are classified within Level 1 of the fair value hierarchy because they are valued using quoted monthly COMEX or LME prices at each reporting date based on the month of maturity (refer to Note 14 for further discussion). Certain of these contracts are traded on the over-the-counter market and are classified within Level 2 of the fair value hierarchy based on COMEX and LME forward prices.

In December 2016, FCX's sale of its Deepwater GOM oil and gas properties included up to $150 million in contingent consideration that was recorded at the total amount under the loss recovery approach. The contingent consideration is being received over time as future cash flows are realized from a third-party production handling agreement for an offshore platform, with the related payments commencing in 2018. The contingent consideration included in (i) other current assets totaled $12 million at December 31, 2023, and $20 million at December 31, 2022, and (ii) other assets totaled $38 million at December 31, 2023, and $47 million at December 31, 2022. The fair value of this contingent consideration was calculated based on a discounted cash flow model using inputs that include third-party estimates for reserves, production rates and production timing, and discount rates. Because significant inputs are not observable in the market, the contingent consideration is classified within Level 3 of the fair value hierarchy.

Long-term debt, including current portion, is primarily valued using available market quotes and, as such, is classified within Level 2 of the fair value hierarchy.

The techniques described above may produce a fair value that may not be indicative of NRV or reflective of future fair values. Furthermore, while FCX believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the techniques used at December 31, 2023, as compared to those techniques used at December 31, 2022.

A summary of the changes in the fair value of FCX's Level 3 instrument, contingent consideration for the sale of the Deepwater GOM oil and gas properties, for the years ended December 31 follows:

	2023	2022	2021
Balance at beginning of year	$ 57	$ 81	$ 88
Net unrealized gains (losses) related to assets still held at the end of the year	1	(1)	12
Settlements	(16)	(23)	(19)
Balance at end of year	$ 42	$ 57	$ 81

NOTE 16. BUSINESS SEGMENT INFORMATION

Product Revenues. FCX's revenues attributable to the products it sold for the years ended December 31 follow:

	2023	2022	2021
Copper:			
Concentrate	$ 7,127	$ 9,650	$ 8,705
Cathode	6,629	5,134	5,900
Rod and other refined copper products	3,659	3,699	3,369
Purchased copper[a]	416	481	757
Gold	3,472	3,397	2,580
Molybdenum	2,006	1,416	1,283
Other[b]	585	688	821
Adjustments to revenues:			
Treatment charges[c]	(538)	(503)	(445)
Royalty expense[d]	(346)	(366)	(330)
PT-FI export duties[e]	(307)	(325)	(218)
Revenues from contracts with customers	22,703	23,271	22,422
Embedded derivatives[f]	152	(491)	423
Total consolidated revenues	$22,855	$22,780	$22,845

a. FCX purchases copper cathode primarily for processing by its Rod & Refining operations.
b. Primarily includes revenues associated with silver and, prior to 2022, cobalt.
c. Treatment charges for the year 2023 exclude tolling costs paid to PT Smelting, which are recorded as production costs in the consolidated statements of income.
d. Reflects royalties on sales from PT-FI and Cerro Verde that will vary with the volume of metal sold and prices.
e. Refer to Note 13 for further discussion of PT-FI export duties. Amounts include credits (charges) of $17 million in 2023 and $(18) million in 2022 associated with adjustments to prior-period export duties.
f. Refer to Note 14 for discussion of embedded derivatives related to FCX's provisionally priced concentrate and cathode sales contracts.

Geographic Area. Information concerning financial data by geographic area follows:

December 31,	2023	2022
Long-lived assets:[a]		
Indonesia	$20,602	$18,121
U.S.	9,386	8,801
Peru	6,563	6,727
Chile	1,105	1,103
Other	355	309
Total	$38,011	$35,061

a. Excludes deferred tax assets and intangible assets.

Years Ended December 31,	2023	2022	2021
Revenues:[a]			
U.S.	$ 7,264	$ 7,339	$ 7,168
Switzerland	3,971	2,740	3,682
Japan	3,431	2,462	2,372
Spain	1,251	1,174	1,495
Singapore	1,178	1,492	156
China	1,081	929	1,044
Indonesia	767	3,026	3,132
Germany	714	632	469
Chile	428	383	343
Philippines	396	249	264
India	354	330	207
South Korea	267	302	270
Egypt	229	149	268
United Kingdom	171	355	659
Other	1,353	1,218	1,316
Total	$22,855	$22,780	$22,845

a. Revenues are attributed to countries based on the location of the customer.

Major Customers and Affiliated Companies. Copper concentrate sales to PT Smelting totaled 13% of FCX's consolidated revenues in 2022 and 14% in 2021, and they are the only customer that accounted for 10% or more of FCX's annual consolidated revenues during the three years ended December 31, 2023.

Consolidated revenues include sales to the noncontrolling interest owners of FCX's South America mining operations and Morenci's joint venture partners totaling $1.4 billion in 2023, $1.7 billion in 2022 and $1.4 billion in 2021. Consolidated revenues also include PT-FI's sales to PT Smelting totaling $27 million in 2023 (reflecting adjustments to prior period provisionally priced concentrate sales), $3.0 billion in 2022 and $3.1 billion in 2021 as well as sales to PT-FI's partner in PT Smelting, MMC, totaling $2.0 billion in 2023, $0.6 billion in 2022 and $0.4 billion in 2021.

As discussed in Note 3, beginning January 1, 2023, PT-FI's commercial arrangement with PT Smelting changed from a copper concentrate sales agreement to a tolling arrangement, and there are no further sales from PT-FI to PT Smelting.

Labor Matters. As of December 31, 2023, approximately 29% of FCX's global labor force was covered by collective bargaining agreements, and approximately 16% was covered by agreements that will or were scheduled to expire during 2024 (including the collective bargaining agreement with PT-FI's unions that is effective through March 2024) or that had expired as of December 31, 2023, and continue to be negotiated.

Business Segments. FCX has organized its mining operations into four primary divisions—North America copper mines, South America mining, Indonesia mining and Molybdenum mines, and operating segments that meet certain thresholds are reportable segments. Separately disclosed in the following tables are FCX's reportable segments, which include the Morenci, Cerro Verde and Grasberg (Indonesia Mining) copper mines, the Rod & Refining operations and Atlantic Copper Smelting & Refining.

Intersegment sales between FCX's business segments are based on terms similar to arm's-length transactions with third parties at the time of the sale. Intersegment sales may not be reflective of the actual prices ultimately realized because of a variety of factors, including additional processing, timing of sales to unaffiliated customers and transportation premiums.

FCX defers recognizing profits on sales from its mining operations to Atlantic Copper Smelting & Refining until final sales to third parties occur. FCX also deferred recognizing profit on 39.5% of PT-FI's sales to PT Smelting from April 30, 2021, to December, 31, 2022, and 25.0% prior to April 30, 2021, until final sales to third parties occurred. As discussed in Note 3, beginning January 1, 2023, PT-FI's commercial arrangement with PT Smelting changed and there are no further sales from PT-FI to PT Smelting. Quarterly variations in ore grades, the timing of intercompany shipments and changes in product prices result in variability in FCX's net deferred profits and quarterly earnings.

FCX allocates certain operating costs, expenses and capital expenditures to its operating divisions and individual segments. However, not all costs and expenses applicable to an operation are allocated. U.S. federal and state income taxes are recorded and managed at the corporate level (included in Corporate, Other & Eliminations), whereas foreign income taxes are recorded and managed at the applicable country level. In addition, most mining exploration and research activities are managed on a consolidated basis, and those costs, along with some selling, general and administrative costs, are not allocated to the operating divisions or individual segments. Accordingly, the following Financial Information by Business Segment reflects management determinations that may not be indicative of what the actual financial performance of each operating division or segment would be if it was an independent entity.

North America Copper Mines. FCX operates seven open-pit copper mines in North America—Morenci, Safford (including Lone Star), Bagdad, Sierrita and Miami in Arizona, and Chino and Tyrone in New Mexico. The North America copper mines include open-pit mining, sulfide-ore concentrating, leaching and SX/EW operations. A majority of the copper produced at the North America copper mines is cast into copper rod by FCX's Rod & Refining segment. In addition to copper, certain of FCX's North America copper mines also produce molybdenum concentrate, gold and silver.

The Morenci open-pit mine, located in southeastern Arizona, produces copper cathode and copper concentrate. In addition to copper, the Morenci mine also produces molybdenum concentrate. During 2023, the Morenci mine produced 43% of FCX's North America copper and 14% of FCX's consolidated copper production.

South America Mining. South America mining includes two operating copper mines—Cerro Verde in Peru and El Abra in Chile. These operations include open-pit mining, sulfide-ore concentrating, leaching and SX/EW operations.

The Cerro Verde open-pit copper mine, located near Arequipa, Peru, produces copper cathode and copper concentrate. In addition to copper, the Cerro Verde mine also produces molybdenum concentrate and silver. During 2023, the Cerro Verde mine produced 82% of FCX's South America copper and 23% of FCX's consolidated copper production.

Indonesia Mining. Indonesia mining includes PT-FI's Grasberg minerals district that produces copper concentrate that contains significant quantities of gold and silver. During 2023, PT-FI's Grasberg minerals district produced 39% of FCX's consolidated copper production and 99% of FCX's consolidated gold production.

Molybdenum Mines. Molybdenum mines include the wholly owned Henderson underground mine and Climax open-pit mine, both in Colorado. The Henderson and Climax mines produce high-purity, chemical-grade molybdenum concentrate, which is typically further processed into value-added molybdenum chemical products.

Rod & Refining. The Rod & Refining segment consists of copper conversion facilities located in North America, and includes a refinery and two rod mills, which are combined in accordance with segment reporting aggregation guidance. These operations process copper produced at FCX's North America copper mines and purchased copper into copper cathode and rod. At times these operations refine copper and produce copper rod for customers on a toll basis. Toll arrangements require the tolling customer to deliver appropriate copper-bearing material to FCX's facilities for processing into a product that is returned to the customer, who pays FCX for processing its material into the specified products.

Atlantic Copper Smelting & Refining. Atlantic Copper smelts and refines copper concentrate and markets refined copper and precious metals in slimes. During 2023, Atlantic Copper purchased 3% of its concentrate requirements from FCX's North America copper mines, 17% from FCX's South America mining operations and 20% from FCX's Indonesia mining operations, with the remainder purchased from unaffiliated third parties.

Corporate, Other & Eliminations. Corporate, Other & Eliminations consists of FCX's other mining, oil and gas operations and other corporate and elimination items, which include the Miami smelter, Freeport Cobalt (until its sale in September 2021), molybdenum conversion facilities in the U.S. and Europe, the Indonesia smelter projects, certain non-operating copper mines in North America (Ajo, Bisbee and Tohono in Arizona) and other mining support entities.

FINANCIAL INFORMATION BY BUSINESS SEGMENT

	North America Copper Mines			South America Mining			Indonesia Mining	Molybdenum Mines	Rod & Refining	Atlantic Copper Smelting & Refining	Corporate, Other & Eliminations	FCX Total
	Morenci	Other	Total	Cerro Verde	Other	Total						
Year Ended December 31, 2023												
Revenues:												
Unaffiliated customers	$ 91	$ 152	$ 243	$3,330	$ 824	$ 4,154	$ 7,816[a]	$ —	$5,886	$2,791	$ 1,965[b]	$22,855
Intersegment	2,328	3,745	6,073	787	—	787	621	677	40	19	(8,217)	—
Production and delivery	1,730	3,048	4,778	2,529	710	3,239	2,552[c]	439	5,901	2,718	(6,000)	13,627
Depreciation, depletion and amortization	175	243	418	395	64	459	1,028	66	5	28	64	2,068
Selling, general and administrative expenses	2	2	4	9	—	9	129	—	—	28	309	479
Mining exploration and research expenses	—	3	3	—	—	—	—	—	—	—	134	137
Environmental obligations and shutdown costs	(1)	28	27	—	—	—	—	—	—	—	292	319
Operating income (loss)	513	573	1,086	1,184	50	1,234	4,728	172	20	36	(1,051)	6,225
Interest expense, net	—	1	1	77[d]	—	77	42	—	—	31	364	515
Net gain on early extinguishment of debt	—	—	—	—	—	—	—	—	—	—	10	10
Other (expense) income, net	(5)	3	(2)	(13)	11	(2)	127	(1)	(2)	(8)	174	286
Provision for (benefit from) income taxes	—	—	—	495	17	512	1,774	—	—	—	(16)	2,270
Equity in affiliated companies' net earnings	—	—	—	—	—	—	10	—	—	—	5	15
Net income (loss) attributable to noncontrolling interests	—	—	—	300	36	336	1,614[e]	—	—	—	(47)	1,903
Total assets at December 31, 2023	3,195	5,996	9,191	8,120	1,930	10,050	21,655	1,782	172	1,326	8,330	52,506
Capital expenditures	232	529	761	271	97	368	1,696	84	13	64	1,838[f]	4,824

	North America Copper Mines			South America Mining			Indonesia Mining	Molybdenum Mines	Rod & Refining	Atlantic Copper Smelting & Refining	Corporate, Other & Eliminations	FCX Total
	Morenci	Other	Total	Cerro Verde	Other	Total						
Year Ended December 31, 2022												
Revenues:												
Unaffiliated customers	$ 175	$ 253	$ 428	$3,444	$ 768	$ 4,212	$ 8,028[a]	$ —	$ 6,281	$2,439	$ 1,392[b]	$22,780
Intersegment	2,514	3,768	6,282	506	—	506	398	565	31	4	(7,786)	—
Production and delivery	1,550	2,827	4,377	2,369	705	3,074	2,684[c]	359	6,330	2,452[g]	(6,206)	13,070
Depreciation, depletion and amortization	177	233	410	357	51	408	1,025	74	5	27	70	2,019
Selling, general and administrative expenses	2	3	5	8	—	8	117	—	—	25	265	420
Mining exploration and research expenses	—	1	1	—	—	—	—	—	—	—	114	115
Environmental obligations and shutdown costs	(5)	1	(4)	—	—	—	—	—	—	—	125	121
Net gain on sales of assets	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Operating income (loss)	965	956	1,921	1,216	12	1,228	4,600	132	(23)	(61)	(760)	7,037
Interest expense, net	1	1	2	15	—	15	40	—	—	15	488	560
Net (loss) gain on early extinguishment of debt	—	—	—	—	—	—	(11)	—	—	—	42	31
Other (expense) income, net	(2)	(30)	(32)	13	4	17	124	—	(1)	13	86	207
Provision for (benefit from) income taxes	—	—	—	461	(8)	453	1,820	—	—	(1)	(5)	2,267
Equity in affiliated companies' net earnings	—	—	—	—	—	—	24	—	—	—	7	31
Net income attributable to noncontrolling interests	—	—	—	372	35	407	592[e]	—	—	—	12	1,011
Total assets at December 31, 2022	3,052	5,552	8,604	8,398	1,873	10,271	20,639	1,697	183	1,262	8,437	51,093
Capital expenditures	263	334	597	164	140	304	1,575	33	9	76	875[f]	3,469

FINANCIAL INFORMATION BY BUSINESS SEGMENT *(continued)*

	North America Copper Mines			South America Mining			Indonesia Mining	Molybdenum Mines	Rod & Refining	Atlantic Copper Smelting & Refining	Corporate, Other & Eliminations	FCX Total
	Morenci	Other	Total	Cerro Verde	Other	Total						
Year Ended December 31, 2021												
Revenues:												
Unaffiliated customers	$ 82	$ 180	$ 262	$ 3,736	$ 720	$ 4,456	$ 7,241[a]	$ —	$6,356	$2,961	$ 1,569[b]	$22,845
Intersegment	2,728	3,835	6,563	460	—	460	282	444	29	—	(7,778)	—
Production and delivery	1,239	2,235	3,474	2,000[h]	429	2,429	2,425[c]	254	6,381	2,907	(5,838)[g]	12,032
Depreciation, depletion and amortization	152	217	369	366	47	413	1,049	67	5	28	67	1,998
Selling, general and administrative expenses	2	2	4	8	—	8	111	—	—	24	236	383
Mining exploration and research expenses	—	1	1	—	—	—	—	—	—	—	54	55
Environmental obligations and shutdown costs	—	(1)	(1)	—	—	—	—	—	—	—	92	91
Net gain on sales of assets	—	—	—	—	—	—	—	—	—	(19)	(61)[i]	(80)
Operating income (loss)	1,417	1,561	2,978	1,822	244	2,066	3,938	123	(1)[e]	21	(759)	8,366
Interest expense, net	—	1	1	28	—	28	48	—	—	6	519	602
Other income (expense), net	6	9	15	30	13	43	(152)	1	1	12	(25)	(105)
Provision for (benefit from) income taxes	—	—	—	730	90	820	1,524[j]	—	—	—	(45)	2,299
Equity in affiliated companies' net earnings (losses)	—	—	—	—	—	—	6	—	—	—	(1)	5
Net income (loss) attributable to noncontrolling interests	—	—	—	526	76	602	459[e]	—	—	—	(2)	1,059
Total assets at December 31, 2021	2,708	5,208	7,916	8,694	1,921	10,615	18,971	1,713	228	1,318	7,261	48,022
Capital expenditures	135	207	342	132	30	162	1,296	6	2	34	273[f]	2,115

a. Includes sales to PT Smelting totaling $27 million in 2023 (reflecting adjustments to prior period provisionally priced concentrate sales), $3.0 billion in 2022 and $3.1 billion in 2021.

b. Includes revenues from FCX's molybdenum sales company, which includes sales of molybdenum produced by the Molybdenum mines and by certain of the North America and South America copper mines.

c. Includes charges for administrative fines of $55 million in 2023, $41 million in 2022 and $16 million in 2021. Includes credits totaling $112 million in 2023 to correct certain inputs in the historical PT-FI ARO model and charges totaling $116 million in 2022 and $340 million in 2021 associated with ARO adjustments. Refer to Note 12 for further discussion.

d. Includes $74 million of interest charges associated with Cerro Verde's contested tax rulings issued by the Peruvian Supreme Court, partly offset by a $13 million credit for the settlement of interest on Cerro Verde's historical profit sharing liability.

e. FCX's economic interest in PT-FI is 48.76% and prior to January 1, 2023, it approximated 81%. Refer to Note 1 for further discussion of first-quarter 2023 gold sales volumes that were attributed approximately 81% to FCX in accordance with the PT-FI shareholders agreement.

f. Primarily includes capital expenditures for the Indonesia smelter projects.

g. Includes maintenance charges and idle facility costs associated with major maintenance turnarounds at Atlantic Copper totaling $41 million in 2022 and at the Miami smelter totaling $87 million in 2021.

h. Includes nonrecurring charges totaling $92 million associated with labor-related costs at Cerro Verde for agreements reached with its hourly employees.

i. Includes a $60 million gain on the sale of FCX's remaining cobalt business located in Kokkola, Finland. Refer to Note 2 for further discussion.

j. Includes net tax benefits of $189 million associated with the release of a portion of the valuation allowance recorded against PT Rio Tinto NOLs. Refer to Note 11 for further discussion.

NOTE 17. SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

Recoverable proven and probable mineral reserves as of December 31, 2023, have been prepared using industry accepted practice and conform to the disclosure requirements under Subpart 1300 of SEC Regulation S-K. FCX's proven and probable mineral reserves may not be comparable to similar information regarding mineral reserves disclosed in accordance with the guidance in other countries. Proven and probable mineral reserves were determined by the use of mapping, drilling, sampling, assaying and evaluation methods generally applied in the mining industry. Mineral reserves, as used in the reserve data presented here, mean an estimate of tonnage and grade of measured and indicated mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. Proven mineral reserves are the economically mineable part of a measured mineral resource. To classify an estimate as a proven mineral reserve, the qualified person must possess a high degree of confidence of tonnage, grade and quality. Probable mineral reserves are the economically mineable part of an indicated or, in some cases, a measured mineral resource. The qualified person's level of confidence will be lower in determining a probable mineral reserve than it would be in determining a proven mineral reserve. To classify an estimate as a probable mineral reserve, the qualified person's confidence must still be sufficient to demonstrate that extraction is economically viable considering reasonable investment and market assumptions.

FCX's mineral reserve estimates are based on the latest available geological and geotechnical studies. FCX conducts ongoing studies of its ore bodies to optimize economic values and to manage risk. FCX revises its mine plans and estimates of proven and probable mineral reserves as required in accordance with the latest available studies.

Estimated recoverable proven and probable mineral reserves at December 31, 2023, were determined using metals price assumptions of $3.00 per pound for copper, $1,500 per ounce for gold and $12 per pound for molybdenum. For the three-year period ended December 31, 2023, LME copper settlement prices averaged $4.02 per pound, London PM gold prices averaged $1,846 per ounce and the weekly average price for molybdenum quoted by *Platts Metals Daily* averaged $19.62 per pound.

The recoverable proven and probable mineral reserves presented in the table below represent the estimated metal quantities from which FCX expects to be paid after application of estimated metallurgical recoveries and smelter recoveries, where applicable.

	Estimated Recoverable Proven and Probable Mineral Reserves at December 31, 2023		
	Copper[a] (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
North America	44.7	0.6	2.66
South America	30.5	—	0.68
Indonesia[b]	29.0	23.9	—
Consolidated basis[c]	104.1	24.5	3.34
Net equity interest[b,d]	75.1	12.2	3.02

Note: Totals may not foot because of rounding.
a. Estimated consolidated recoverable copper reserves included 1.5 billion pounds in leach stockpiles and 0.3 billion pounds in mill stockpiles.
b. Estimated recoverable proven and probable mineral reserves from Indonesia reflect estimates of minerals that can be recovered through 2041. As a result, PT-FI's current long-term mine plan and planned operations are based on the assumption that PT-FI will abide by the terms and conditions of the IUPK and will be granted the 10-year extension from 2031 through 2041 (refer to Note 13 for discussion of PT-FI's IUPK). As a result, PT-FI will not mine all of these mineral reserves during the initial term of the IUPK. Prior to the end of 2031, PT-FI expects to mine 43% of its proven and probable recoverable mineral reserves at December 31, 2023, representing 47% of FCX's net equity share of recoverable copper reserves and 49% of FCX's net equity share of recoverable gold reserves.
c. Consolidated mineral reserves represent estimated metal quantities after reduction for joint venture partner interests at the Morenci mine in North America (refer to Note 3 for further discussion). Excluded from the table above were FCX's estimated recoverable proven and probable mineral reserves of 329 million ounces of silver, which were determined using $20 per ounce.
d. Net equity interest mineral reserves represent estimated consolidated metal quantities further reduced for noncontrolling interest ownership (refer to Note 3 for further discussion of FCX's ownership in subsidiaries). Excluded from the table above were FCX's estimated recoverable proven and probable mineral reserves of 218 million ounces of silver.

		Estimated Recoverable Proven and Probable Mineral Reserves at December 31, 2023							
		Ore[a] (million metric tons)		Average Ore Grade Per Metric Ton[a]			Recoverable Proven and Probable Mineral Reserves[b]		
	FCX's Interest	FCX's Interest	100% Basis	Copper (%)	Gold (grams)	Molybdenum (%)	Copper (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
North America									
Production stage:									
Morenci	72%	2,750	3,819	0.22	—	0.01	12.6	—	0.23
Sierrita	100%	2,398	2,398	0.23	—[c]	0.02	10.0	0.1	0.99
Bagdad	100%	2,473	2,473	0.35	—[c]	0.02	15.9	0.2	0.89
Safford, including Lone Star	100%	1,038	1,038	0.40	—	—	6.7	—	—
Chino, including Cobre	100%	346	346	0.44	0.03	—	2.7	0.3	—
Climax	100%	149	149	—	—	0.15	—	—	0.46
Henderson	100%	48	48	—	—	0.16	—	—	0.15
Tyrone	100%	90	90	0.17	—	—	0.3	—	—
Miami	100%	—	—	—	—	—	0.1	—	—
South America									
Production stage:									
Cerro Verde	53.56%	2,189	4,087	0.34	—	0.01	27.0	—	0.68
El Abra	51%	337	660	0.44	—	—	3.5	—	—
Indonesia[d]									
Production stage:									
Grasberg Block Cave	48.76%	379	777	1.02	0.68	—	14.7	11.3	—
Deep Mill Level Zone	48.76%	163	333	0.80	0.63	—	4.9	5.3	—
Big Gossan	48.76%	24	49	2.26	0.93	—	2.2	1.0	—
Development stage:									
Kucing Liar	48.76%	188	385	1.05	0.92	—	7.1	6.3	—
Total 100% basis			16,653				107.7	24.5	3.40
Consolidated basis[e]			15,584				104.1	24.5	3.34
FCX's net equity interest[f]			12,571				75.1	12.2	3.02

Note: Totals may not foot because of rounding.
a. Excludes material contained in stockpiles.
b. Includes estimated recoverable metals contained in stockpiles.
c. Amounts not shown because of rounding.
d. Estimated recoverable proven and probable mineral reserves from Indonesia reflect estimates of minerals that can be recovered through 2041. Refer to Note 13 for discussion of PT-FI's IUPK.
e. Consolidated mineral reserves represent estimated metal quantities after reduction for Morenci's joint venture partner interests (refer to Note 3 for further discussion).
f. Net equity interest mineral reserves represent estimated consolidated metal quantities further reduced for noncontrolling interest ownership (refer to Note 3 for further discussion of FCX's ownership in subsidiaries).

The following graph compares the change in the cumulative total stockholder return on our common stock with the cumulative total return of the S&P 500 Stock Index and the S&P Metals and Mining Select Industry Index from 2019 through 2023. The S&P Metals and Mining Select Industry Index comprises stocks in the S&P Total Market Index that are classified in the metals and mining sub-industry. This comparison assumes $100 invested on December 31, 2018, in (a) Freeport-McMoRan Inc. common stock, (b) the S&P 500 Stock Index and (c) the S&P Metals and Mining Select Industry Index (with the reinvestment of all dividends).

Comparison of 5 Year Cumulative Total Return
Among Freeport-McMoRan Inc., the S&P 500 Stock Index and the S&P Metals and Mining Select Industry Index



	December 31,					
	2018	2019	2020	2021	2022	2023
■ Freeport-McMoRan Inc.	$100.00	$129.53	$257.86	$416.14	$385.62	$438.31
▲ S&P 500 Stock Index	100.00	131.49	155.68	200.37	164.08	207.21
● S&P Metals and Mining Select Industry Index	100.00	114.83	133.71	181.14	205.53	250.59

INVESTOR INQUIRIES

The Investor Relations Department is pleased to receive any inquiries about the company. Our Principles of Business Conduct and our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (SEC), which includes certifications of our Chief Executive Officer and Chief Financial Officer, are available on our website. Additionally, copies will be furnished, without charge, to any stockholder of the company entitled to vote at the annual meeting, upon written request. The Investor Relations Department can be contacted as follows:

Freeport-McMoRan Inc.
Investor Relations Department
333 North Central Avenue
Phoenix, AZ 85004
Telephone 602.366.8400
fcx.com

TRANSFER AGENT

Questions about lost certificates, lost or missing dividend checks, or notifications of change of address should be directed to our transfer agent, registrar and dividend disbursement agent:

Computershare
150 Royall Street, Suite 101
Canton, MA 02021
Telephone 800.953.2493
https://www-us.computershare.com/investor/contact

NOTICE OF ANNUAL MEETING

The annual meeting of stockholders will be held June 11, 2024. Notice of the annual meeting will be sent to stockholders of record as of the close of business on April 15, 2024. In accordance with SEC rules, we will report the voting results of our annual meeting on a Form 8-K, which will be available on our website (fcx.com).

FCX COMMON STOCK

FCX's common stock trades on the New York Stock Exchange (NYSE) under the symbol "FCX." As of March 15, 2024, the number of holders of record of FCX's common stock was 9,602.

NYSE composite tape common share price ranges during 2023 and 2022 were:

| | 2023 | | 2022 | |
	High	Low	High	Low
First Quarter	$ 46.73	$ 34.88	$ 51.99	$ 34.94
Second Quarter	43.46	33.05	51.85	28.87
Third Quarter	44.70	36.04	33.89	24.80
Fourth Quarter	43.42	32.83	41.16	27.50

COMMON STOCK DIVIDENDS

FCX currently pays a cash dividend on its common stock at an annual rate of $0.30 per share. Under FCX's performance-based payout framework, the Board approved a variable cash dividend on common stock for 2023 and 2022 totaling $0.30 per share per annum. The combined annual rate of the base dividend and the variable dividend totaled $0.60 per share in 2023 and 2022.

| 2023 | | | | |
| | Amount per Share | | Record Date | Payment Date |
	Base	Variable		
First Quarter	$0.075	$0.075	Jan. 13, 2023	Feb. 1, 2023
Second Quarter	$0.075	$0.075	April 14, 2023	May 1, 2023
Third Quarter	$0.075	$0.075	July 14, 2023	Aug. 1, 2023
Fourth Quarter	$0.075	$0.075	Oct. 13, 2023	Nov. 1, 2023

| 2022 | | | | |
| | Amount per Share | | Record Date | Payment Date |
	Base	Variable		
First Quarter	$0.075	$0.075	Jan. 14, 2022	Feb. 1, 2022
Second Quarter	$0.075	$0.075	April 14, 2022	May 2, 2022
Third Quarter	$0.075	$0.075	July 15, 2022	Aug. 1, 2022
Fourth Quarter	$0.075	$0.075	Oct. 14, 2022	Nov. 1, 2022

Based on current market conditions, the base and variable dividends on FCX's common stock are anticipated to total $0.60 per share for 2024 (including the dividends paid on February 1, 2024), comprised of a $0.30 per share base dividend and $0.30 per share variable dividend.

FCX BENEFICIAL OWNERS

The beneficial owners of more than five percent of our outstanding common stock as of December 31, 2023, included The Vanguard Group (8.3 percent), BlackRock, Inc. (7.7 percent) and FMR LLC (5.6 percent).

 FM_FCX    FreeportFCX

 Freeport-McMoRan    freeportfcx



333 North Central Avenue
Phoenix, Arizona 85004
602.366.8100

FCX.COM